As submitted confidentially to the Securities and Exchange Commission on July 13, 2026

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐

(Check appropriate box or boxes)

New Carlyle Credit Solutions

(Exact Name of Registrant as Specified in Charter)

One Vanderbilt Avenue, Suite 3400

New York, New York 10017

(Address of Principal Executive Offices)

(212) 813-4900

(Area Code and Telephone Number)

Joshua Lefkowitz

Carlyle Global Credit Investment Management LLC

One Vanderbilt Avenue, Suite 3400

New York, New York 10017

(Name and Address of Agent for Service)

Copies to:

William G. Farrar, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4940

Approximate Date of Proposed Public Offering: As soon as practicable after this registration statement becomes effective and upon completion of the transactions described in the enclosed document.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Carlyle Credit Solutions, Inc.

One Vanderbilt Avenue

New York, New York 10017

[●], 2026

To Our Stockholders:

We are pleased to invite you to attend a Special Meeting of Stockholders (the “Special Meeting”) of Carlyle Credit Solutions, Inc. (the “Fund” or the “Predecessor Fund”), to be held virtually at www.virtualshareholdermeeting.com/[●] on [●], 2026, at [●] [a.m.][p.m.], Eastern time. Only stockholders of record of the Fund at the close of business on [●], 2026, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof.

The notice of special meeting and the joint proxy statement/prospectus accompanying this letter provide an outline of the business to be conducted at the Special Meeting. At the Special Meeting, you will be asked to consider and approve the reorganization (the “Reorganization”) of the Fund into New Carlyle Credit Solutions, a Delaware statutory trust (the “Successor Fund”), pursuant to the Agreement and Plan of Reorganization, dated as of [●], 2026 (the “Plan”), among the Fund, the Successor Fund and, for the limited purposes set forth therein, Carlyle Global Credit Investment Management L.L.C., a Delaware limited liability company (the “Reorganization Proposal”). Pursuant to the Reorganization, the Fund would merge with and into the Successor Fund, with the Successor Fund continuing as the surviving entity. Following the Reorganization, the Successor Fund intends to change its name to Carlyle Credit Solutions and will continue the business and operations of the Fund and is expected to have the same investment objectives, investment strategies, investment adviser, management team and portfolio as the Fund.

Closing of the Reorganization is contingent upon stockholder approval of the Reorganization Proposal and satisfaction or waiver of certain other closing conditions.

Subject to the terms and conditions of the Plan, at the effective time of the Reorganization, stockholders of the Fund will receive shares of beneficial interest of the Successor Fund in exchange for their shares of common stock of the Fund, as further described in the accompanying joint proxy statement/prospectus.

Your vote is extremely important. The holders of a majority of all the votes entitled to be cast, without regard to class, must be present at the Special Meeting for a quorum to be established and the Reorganization Proposal to be voted on. Assuming a quorum is established, the approval of the Reorganization Proposal requires the affirmative vote of at least a majority of votes entitled to be cast on the Reorganization Proposal.

After careful consideration, the Board of Directors of the Fund believes that the Reorganization is in the best interests of the Fund and its stockholders and unanimously recommends that you vote “FOR” the Reorganization Proposal.

It is important that your shares be represented at the Special Meeting. The enclosed materials explain the Reorganization Proposal in more detail, and we encourage you to review them carefully. You may vote your shares by any of the following methods by following the instructions provided on your proxy card:

•	by touch-tone telephone;

•	by internet; or

•	by returning the enclosed proxy card in the postage-paid envelope.

The accompanying joint proxy statement/prospectus describes the Special Meeting, the Reorganization and the documents related to the Reorganization (including the Plan) that the Fund’s stockholders should review before voting on the Reorganization Proposal and should be retained for future reference. Please carefully read this entire document, including “Risk Factors” beginning on page [●] and as otherwise incorporated by reference in the accompanying joint proxy statement/prospectus, for a discussion of the risks relating to the Reorganization and Fund. The Fund files periodic reports, current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the “SEC”). This information is available free of charge, and stockholder inquiries can be made, by contacting the Fund at One Vanderbilt Avenue, Suite 3400, New York, NY 10017 or by calling the Fund at (212) 813-4900. The SEC also maintains a website at www.sec.gov that contains such information.

As always, we appreciate your support.

Sincerely,

/s/ [●]

Alex Chi

Director and Chief Executive

Officer

Please vote now. Your vote is important.

To avoid the wasteful and unnecessary expense of further solicitation(s), we urge you to complete the enclosed proxy card, date and sign it and return it promptly in the postage-paid envelope provided, or record your voting instructions by telephone or via the internet, no matter how large or small your holdings may be. If you submit a properly executed proxy but do not mark how you wish your shares to be voted, your shares will be voted “FOR” the Reorganization Proposal. If your shares are held through a broker, you must provide voting instructions to your broker about how to vote your shares in order for your broker to vote your shares as you instruct at the Special Meeting.

IMPORTANT INFORMATION

FOR SHAREHOLDERS OF

CARLYLE CREDIT SOLUTIONS, INC.

QUESTIONS & ANSWERS

The questions and answers below highlight only selected information from this joint proxy statement/prospectus. They do not contain all of the information that may be important to you. You should read carefully this entire document to fully understand the Plan and the transactions contemplated thereby and the Reorganization Proposal to be presented at and the voting procedures for the Special Meeting.

Q:	Why is a Special Meeting of Fund stockholders being held?

A:

The board of directors (the “Board of Directors”) of Carlyle Credit Solutions, Inc. (the “Fund” or “CARS”) has determined that it would be in the best interests of the Fund and its stockholders to reorganize the Fund from a Maryland corporation into a Delaware statutory trust (the “Reorganization”). The Board of Directors has determined that the most efficient and effective means of accomplishing the Reorganization would be through the merger of the Fund with and into New Carlyle Credit Solutions, a newly formed Delaware statutory trust (the “Successor Fund” or “New CARS” and, together with the Fund, the “Funds”), that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and that was formed for the purpose of effecting the Reorganization, as further described in the enclosed Joint Proxy Statement/Prospectus.

Pursuant to the Reorganization, stockholders of the Fund will receive shares of beneficial interest of a particular class of the Successor Fund in exchange for their shares of common stock of the same class of the Fund. Following the Reorganization, the Successor Fund will continue the business and operations of the Fund as a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and will have the same investment objectives, investment strategies, investment adviser, management team and portfolio as the Fund. The Special Meeting is being held to consider and vote upon the Reorganization, which requires approval of the Fund’s stockholders.

Q:	What matters will be voted on at the Special Meeting of Fund stockholders?

A:

The Special Meeting is being held so that stockholders of the Fund may consider and approve the Agreement and Plan of Reorganization, dated as of [●], 2026 (the “Plan”), among the Fund, the Successor Fund, and, for the limited purposes set forth therein, Carlyle Global Credit Investment Management L.L.C., a Delaware limited liability company (the “Adviser”) (the “Reorganization Proposal”).

The Reorganization will be consummated if the Fund’s stockholders approve the Reorganization Proposal, subject to satisfaction or waiver of certain other closing conditions set forth in the Plan. If the Reorganization is not consummated, the Fund will continue to operate as it currently does.

The Reorganization Proposal

Q:	Why is the Reorganization being recommended?

A:

The Board of Directors of the Fund has determined that it would be in the best interests of the Fund and its stockholders to reorganize the Fund from a Maryland corporation into a Delaware statutory trust. The Board of Directors believes that the Delaware statutory trust structure provides a flexible and efficient organizational form that may enhance the Fund’s governance and administrative framework, lead to operating efficiencies and lower expenses for stockholders over time, and permit the Fund to operate under uniform, modern and flexible governing documents.

The Board of Directors also considered that the Reorganization would provide greater certainty regarding limitations on liability for the obligations of the Successor Fund and its board of trustees (the “Board of Trustees”) and greater flexibility in structuring stockholder voting rights and stockholder meetings. In particular, the Successor Fund will not have a classified board or hold annual elections of trustees, which is expected to eliminate the recurring cost and administrative burden of annual meetings and related proxy solicitations. The Board of Directors also considered that, under the Successor Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) and Bylaws (the “Successor Fund Bylaws”), the Board of Trustees will have broader authority to act (subject to the 1940 Act and Delaware law), including the ability to amend the Declaration of Trust without shareholder approval in many circumstances, which may allow the Successor Fund to react more quickly to changes in competitive and regulatory conditions and to reduce administrative burdens such as filings with state authorities each time the governing documents are amended. The Board of Directors believes that the Reorganization provides an efficient means of accomplishing this transition while preserving continuity of the Fund’s business and operations.

The Board of Directors has approved the Reorganization after determining that it is in the best interests of the Fund and that the interests of existing stockholders will not be diluted as a result of the Reorganization. Following the Reorganization, the Successor Fund will have the same investment objectives, investment strategies, investment adviser, management team and portfolio as the Fund.

Q:	Will the Fund’s investment objectives, strategies, policies, portfolio manager, investment adviser or fees change as a result of the Reorganization?

A:

No. Following the Reorganization, the Successor Fund will have the same investment objectives, investment strategies, investment policies, portfolio holdings, investment adviser, management team and fee structure as the Fund immediately prior to the Reorganization.

In addition, the Fund and the Successor Fund will have identical investment risks as each focuses on originating and investing in senior secured loans and other credit investments of U.S. middle market companies, primarily those backed by private equity sponsors. However, the Successor Fund has a reduced asset coverage requirement, as such term is defined in the 1940 Act, of 150% while the Fund currently operates under a 200% asset coverage requirement. As a result, the Successor Fund will have increased borrowings risk. Please see “Risk Factors—We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us” in Part I, Item 1A of the Fund’s Annual Report on Form 10-K (File No.  814-01248) for the fiscal year ended December 31, 2025, which is incorporated herein by reference.

Q:	Will the management of the Fund change?

A:

No. The Adviser is the investment adviser to the Fund and will serve as investment adviser to the Successor Fund. In addition, the Successor Fund will be overseen by a Board of Trustees comprised of the same individuals who currently serve on the Board of Directors, and the day-to-day management of the Successor Fund will be conducted by the same management team that currently manages the Fund.

Q:	How will the management fee and incentive fee rates of the Fund compare to that of the Successor?

A:	The management fee and incentive fee rates payable by the Successor Fund will be identical to the management fee and incentive fee rates currently payable by the Fund.

Q:	How will the Reorganization affect the fees and expenses of the Fund?

A:

The Reorganization will not result in any material changes to the Fund’s ongoing advisory arrangements or operating expenses. The Adviser will bear the costs associated with the Reorganization, including legal, accounting, printing, filing, solicitation and other transaction-related expenses. However, the Successor

Fund is expected to have higher total expenses per share following the Reorganization because of a higher expected leverage profile. The Successor Fund is expected to have interest payments on borrowed funds in the first year following completion of the Reorganization that are [●]% higher per share than the Fund because of a higher expected leverage profile. See “Comparison of Pro Forma Historical Expenses.” While future returns cannot be guaranteed and the Successor Fund may not be able to achieve its expected returns or any returns at all, the Successor Fund is expected to benefit from accretion to net investment income, and a corresponding potential for higher distributions to shareholders over time, due to the ability of the Successor Fund to access greater leverage as a result of the Successor Fund’s 150% asset coverage ratio, as defined in the 1940 Act, instead of the Fund’s current 200% asset coverage ratio.

Q:	How will the Reorganization be effected?

A:

Subject to approval by the Fund’s stockholders and the satisfaction or waiver of the other conditions set forth in the Plan, the Fund will merge with and into the Successor Fund. In connection with the Reorganization, the Fund’s assets and liabilities will become the assets and liabilities of the Successor Fund, and stockholders of the Fund will receive shares of beneficial interest of the Successor Fund in the same class as their previously held shares of the Fund. Following the Reorganization, the Fund will cease to exist and the Successor Fund will continue the business and operations of the Fund as a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. In addition, the Successor Fund will change its name to “Carlyle Credit Solutions.”

Q:	How will the number of shares of the Successor Fund that I receive be determined?

A:

The aggregate net asset value of the shares of a particular class of the Successor Fund received by a stockholder in the Reorganization will equal the aggregate net asset value of the shares of the Fund of the same class held by such stockholder immediately prior to the Reorganization. Accordingly, the Reorganization will not dilute the interests of existing stockholders of the Fund. The exchange ratio will be determined based on the relative net asset values of each class of shares of the Fund and the Successor Fund immediately prior to the closing of the Reorganization.

Q:	Will I have to pay any sales load, commission or other similar fees in connection with the Reorganization?

A:	No. Stockholders of the Fund will not pay any sales load, commission or similar fee in connection with the Reorganization.

Q:	Who will bear the costs of the Reorganization?

A:	The expenses incurred in connection with the Reorganization, including legal, accounting, printing, filing, solicitation and other transaction-related expenses, will be borne by the Adviser.

Q:	Will I have to pay any U.S. federal taxes as a result of the Reorganization?

A:

The Reorganization is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes. If the Reorganization so qualifies, stockholders generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their shares of the Fund for shares of the Successor Fund in the Reorganization. See “—Additional Information about the Funds and the Reorganization—U.S. Federal Income Tax Considerations in Connection with the Reorganization” in this Joint Proxy Statement/Prospectus for additional information.

Q:	When is the Reorganization expected to occur?

A:

Assuming that the Fund’s stockholders approve the Reorganization Proposal and that all other conditions to closing are satisfied or waived, the Reorganization is expected to occur on or about [●], 2026, or such other date as the parties may agree.

Q:	Will the Reorganization affect the liquidity of my investment?

A:

No. The Successor Fund is expected to continue to operate as a non-traded, privately offered business development company following the Reorganization. As a result, stockholders should not expect the Reorganization itself to provide a public trading market for their shares or otherwise result in a material change to the liquidity of their investment.

The Successor Fund is expected to continue the Fund’s quarterly tender offer program on the same terms and at the same frequency as the Fund immediately prior to the Reorganization. However, participation in any tender offer will remain subject to the terms and conditions of the applicable tender offer and there can be no assurance that shareholders of the Successor Fund will be able to sell all of the shares they wish to tender.

Q:	Will the Reorganization affect the Fund’s quarterly tender offer program?

A:

No. Following the Reorganization, the Successor Fund is expected to continue the Fund’s quarterly tender offer program on the same terms and at the same frequency as the Fund immediately prior to the Reorganization. The Reorganization is not intended to result in any material change to the Fund’s tender offer program or the opportunities available to shareholders of the Successor Fund to participate in such tender offers.

Shareholders should be aware that tender offers will be made at the discretion of the Board of Trustees of the Successor Fund and will be subject to applicable law and the terms of the Successor Fund’s governing documents. For additional information regarding the Fund’s tender offer program, see the Fund ’s Annual Report on Form 10-K (File No. 814-01248) for the fiscal year ended December 31, 2025, which is incorporated herein by reference.

Q:	How does the Board of Directors suggest that I vote?

A:	The Board of Directors of the Fund unanimously recommends that stockholders vote “FOR” the Reorganization Proposal.

Miscellaneous Matters

Q:	Who is eligible to vote?

A:	Holders of record of the Fund’s common stock at the close of business on [●], 2026, are entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof.

Q:	Will my vote make a difference?

A:	Yes. Your vote is important regardless of the number of shares you own. The Reorganization cannot be completed unless the Reorganization Proposal receives the required stockholder approval.

Q:	Who is asking for my vote?

A:	The Board of Directors of the Fund is soliciting your vote.

Q:	How do I vote my proxy?

A:

You may vote by any of the methods described in the accompanying Notice of Special Meeting and proxy card, including by telephone, through the Internet, by mail or by attending and voting at the Special Meeting.

Q:	What vote is required to approve the Reorganization Proposal?

A:

Approval of the Reorganization Proposal requires the affirmative vote of a majority of the votes entitled to be cast on the Reorganization Proposal. Each outstanding share of common stock of the Fund is entitled to one vote on the Reorganization Proposal.

Q:	What will happen if the Reorganization Proposal is not approved?

A:

If the Reorganization Proposal is not approved by stockholders, the Reorganization will not be completed. In that event, the Fund will continue to operate as a Maryland corporation and as a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act.

Q:	What are the quorum requirements?

A:

A quorum will be present at the Special Meeting if stockholders entitled to cast a majority of the votes entitled to be cast at the Special Meeting are present or represented by proxy. Abstentions and broker non-votes, if any, will be treated as present for purposes of determining whether a quorum is present.

Q:	How are abstentions and broker non-votes treated for purposes of the Reorganization Proposal?

A:

Each abstention will have the same effect as a vote against the Reorganization Proposal. Broker non-votes are described as votes cast by a broker or other nominee on behalf of a beneficial holder who does not provide explicit voting instructions to such broker or nominee and who does not attend the meeting. The Reorganization Proposal is a non-routine matter for the Fund. As a result, if a holder of the Fund’s common stock holds shares of common stock in “street name” through a broker, bank or other nominee, the broker, bank or nominee will not be permitted to exercise voting discretion with respect to the Reorganization Proposal. Accordingly, there will not be any broker non-votes.

Q:	Do I have any appraisal rights in connection with my Shares and the Reorganization Proposal?

A:	No. Stockholders of the Fund will not be entitled to appraisal or dissenters’ rights in connection with the Reorganization under Maryland law, the Fund’s governing documents or the Plan.

Q:	Whom do I contact for further information?

A:	If you have questions regarding the Special Meeting, the Reorganization Proposal or how to vote your shares, please contact [●] toll-free at [●].

Q:	How do I Attend the Special Meeting?

A:

Information regarding attendance at the Special Meeting is set forth in the accompanying Notice of Special Meeting and proxy materials. Stockholders of record as of the Record Date are entitled to attend, to receive notice of and to vote at the Special Meeting.

Q:	How will the final voting results be announced?

A:

Preliminary voting results will be announced at the Special Meeting. The final voting results will be disclosed in a Current Report on Form 8-K filed by the Fund with the SEC following the Special Meeting.

Q:	Will you incur expenses in soliciting proxies?

A:

No. The Adviser will bear the costs of soliciting proxies in connection with the Special Meeting, including the costs of preparing, printing, mailing and distributing the proxy materials and any fees paid to proxy solicitation firms or other service providers retained in connection with the Special Meeting.

Q:	What does it mean if I receive more than one proxy card?

A:

If you receive more than one proxy card, your shares may be registered in more than one name or held in different accounts. Please vote and return each proxy card you receive to ensure that all of your shares are voted.

Q:	Are the proxy materials available electronically?

A:

Yes. This Joint Proxy Statement/Prospectus and other documents filed by the Fund with the SEC are available through the SEC’s website at www.sec.gov. Additional information regarding electronic access to proxy materials is provided in the accompanying Notice of Special Meeting.

Pursuant to the rules adopted by the SEC, the Fund furnishes proxy materials by email to those stockholders who have elected to receive their proxy materials electronically. While the Fund encourages stockholders to take advantage of electronic delivery of proxy materials, which helps to reduce the environmental impact of special meetings and the cost associated with the physical printing and mailing of materials, stockholders who have elected to receive proxy materials electronically by email, as well as beneficial owners of shares held by a broker or custodian, may request a printed set of proxy materials.

Please vote now. Your vote is important.

To avoid the wasteful and unnecessary expense of further solicitation(s), we urge you to complete the enclosed proxy card, date and sign it and return it promptly in the postage-paid envelope provided, or record your voting instructions by telephone or via the internet, no matter how large or small your holdings may be. If you submit a properly executed proxy but do not mark how you wish your shares to be voted, your shares will be voted “FOR” the Reorganization Proposal. If your shares are held through a broker, you must provide voting instructions to your broker about how to vote your shares in order for your broker to vote your shares as you instruct at the Special Meeting.

Carlyle Credit Solutions, Inc.

One Vanderbilt Avenue, Suite 3400

New York, NY 10017

(212) 813-4900

Notice of a Special Meeting of Stockholders

To be held on [●], 2026

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the “Special Meeting”) of Carlyle Credit Solutions, Inc. (the “Fund”), to be held virtually at www.virtualshareholdermeeting.com/[●] on [●], 202[●], at [●] [a.m.] [p.m.], Eastern time.

At the Special Meeting, holders of our common stock will be asked to consider and approve the Agreement and Plan of Reorganization, dated as of [●], 2026 (the “Plan”), among the Fund, New Carlyle Credit Solutions, a Delaware statutory trust (the “Successor Fund”), and, for the limited purposes set forth therein, Carlyle Global Credit Investment Management L.L.C., a Delaware limited liability company and investment adviser to the Fund and to the Successor Fund (the “Adviser”) (the “Reorganization Proposal”).

Shareholders of record at the close of business on [●], 2026 are entitled to notice of and to vote at the Special Meeting or at any postponement or adjournment thereof.

The Board of Directors of the Fund (the “Board” or the “Board of Directors”) recommends that you vote your shares by indicating your voting instructions on the enclosed proxy card, dating and signing such proxy card and returning it in the envelope provided, which is addressed for your convenience and needs no postage if mailed in the United States, or by recording your voting instructions by telephone or via the internet.

The Board of Directors unanimously recommends that you cast your vote FOR the Reorganization Proposal.

We ask that you mail your proxy card or record your voting instructions by telephone or via the internet promptly.

By Order of the Board of Directors,

/s/ [●]

Joshua Lefkowitz

Secretary

New York, New York

[●] [●], 2026

YOUR VOTE IS IMPORTANT.

PLEASE VOTE PROMPTLY BY SIGNING AND RETURNING THE

ENCLOSED PROXY CARD OR BY RECORDING YOUR VOTING INSTRUCTIONS BY TELEPHONE OR VIA THE INTERNET, NO MATTER HOW MANY SHARES YOU OWN.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR

THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON [●], 2026.

THE PROXY STATEMENT FOR THIS SPECIAL MEETING IS AVAILABLE AT:

[WWW.PROXYVOTE.COM]

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED [●], 2026

JOINT PROXY STATEMENT/PROSPECTUS

NEW CARLYLE CREDIT SOLUTIONS

CARLYLE CREDIT SOLUTIONS, INC.

ONE VANDERBILT AVENUE, SUITE 3400

NEW YORK, NEW YORK 10017

(212) 813-4900

SPECIAL MEETING OF STOCKHOLDERS

[●] [●], 2026

This Joint Proxy Statement/Prospectus is furnished to you as a stockholder of Carlyle Credit Solutions, Inc., a Maryland corporation (the “Fund”). A Special Meeting of Stockholders (the “Special Meeting”) of the Fund will be held virtually at www.virtualshareholdermeeting.com/[●] on [●], 2026, at [●] [a.m.][p.m.], Eastern time, to consider the proposal described below and discussed in greater detail elsewhere in this Joint Proxy Statement/Prospectus.

At the Special Meeting, you will be asked to consider and approve the reorganization (the “Reorganization”) of the Fund into New Carlyle Credit Solutions, a Delaware statutory trust (the “Successor Fund”), pursuant to the Agreement and Plan of Reorganization, dated as of [●], 2026 (the “Plan”), among the Fund, the Successor Fund and, for the limited purposes set forth therein, Carlyle Global Credit Investment Management L.L.C., a Delaware limited liability company (the “Adviser”) (the “Reorganization Proposal”). Pursuant to the Reorganization, the Fund would merge with and into the Successor Fund, with the Successor Fund continuing as the surviving entity. Following the Reorganization, the Successor Fund intends to change its name to Carlyle Credit Solutions and will continue the business and operations of the Fund and is expected to have the same investment objectives, investment strategies, investment adviser, management team and portfolio as the Fund.

Closing of the Reorganization is contingent upon stockholder approval of the Reorganization Proposal and satisfaction or waiver of certain other closing conditions. Stockholders of record as of the close of business on [●], 2026 are entitled to vote at the Special Meeting or any adjournment, postponement or delay thereof.

Subject to the terms and conditions of the Plan, at the effective time of the Reorganization, stockholders of the Fund will receive shares of beneficial interest of the Successor Fund in exchange for their shares of common stock of the Fund, as further described in this Joint Proxy Statement/Prospectus.

The Board of Directors of the Fund (the “Board” or “Board of Directors,”), including those directors who are not “interested persons” of the Fund, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Directors”), recommends that you vote your shares by completing and returning the enclosed proxy card or by submitting your voting instructions by telephone or via the Internet. The approximate mailing date of this Joint Proxy Statement/Prospectus and accompanying proxy card is [●], 2026.

The Fund is a non-diversified closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. The Successor Fund is a newly formed Delaware statutory trust that has likewise elected to be regulated as a BDC under the 1940 Act.

This Joint Proxy Statement/Prospectus sets forth concisely the information that stockholders of the Fund should know before voting on the Reorganization Proposal and constitutes an offering of shares of beneficial interest of the Successor Fund (the “Successor Fund Shares”). Please read it carefully and retain it for future reference. In addition, the Fund will furnish, without charge, a copy of its most recent annual report or quarterly report to any stockholder upon request. Any such request should be directed to the Fund by calling toll-free [●]. The annual and quarterly reports of the Fund are available on the EDGAR Database on the SEC’s website at www.sec.gov. The address of the principal executive offices of both the Fund and the Successor Fund is One Vanderbilt Avenue, Suite 3400, New York, New York 10017, and the telephone number is (212) 813-4900.

The Fund is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports, proxy statements, proxy materials and other information with the SEC. Materials filed with the SEC can be downloaded from the SEC’s website at www.sec.gov. You may also request copies of these materials, upon payment at the prescribed rates of a duplicating fee, by electronic request to the SEC’s e-mail address (publicinfo@sec.gov).

This Joint Proxy Statement/Prospectus serves as a prospectus of the Successor Fund in connection with the issuance of shares of the Successor Fund in the Reorganization. No person has been authorized to give any information or make any representation not contained in this Joint Proxy Statement/Prospectus and, if so given or made, such information or representation must not be relied upon as having been authorized. This Joint Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation.

This Joint Proxy Statement/Prospectus contains or incorporates by reference forward-looking statements, within the meaning of the federal securities laws, that involve risks and uncertainties. These statements describe the Funds’ plans, strategies, and goals and the Funds’ beliefs and assumptions concerning future economic and other conditions and the outlook for the Funds, based on currently available information. In this Joint Proxy Statement/Prospectus, words such as “anticipates,” “believes,” “expects,” “objectives,” “goals,” “future,” “intends,” “seeks,” “will,” “may,” “could,” “should,” and similar expressions are used in an effort to identify forward-looking statements, although some forward-looking statements may be expressed differently. The Fund is not entitled to the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act of 1933, as amended.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Joint Proxy Statement/Prospectus is [●] [●], 2026.

THE REORGANIZATION PROPOSAL

The following is a summary of certain information related to the Reorganization Proposal contained elsewhere in this Joint Proxy Statement/Prospectus and is qualified in its entirety by reference to the more complete information contained in this Joint Proxy Statement/Prospectus. Shareholders should read the entire Joint Proxy Statement/Prospectus, including the information incorporated by reference, carefully.

The Proposed Reorganization

The Reorganization is intended to effectuate the reorganization of Carlyle Credit Solutions, Inc. (the “Fund”), a Maryland corporation that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), into New Carlyle Credit Solutions, a Delaware statutory trust (the “Successor Fund”), which has likewise elected to be regulated as a BDC under the 1940 Act. The Board of Directors of the Fund (the “Board of Directors”), including those directors who are not “interested persons” of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Directors”), unanimously approved the Reorganization and the Agreement and Plan of Reorganization (the “Plan”). Assuming the Fund’s stockholders approve the Reorganization Proposal, pursuant to the terms of the Plan, the Fund will merge with and into the Successor Fund, with the Successor Fund continuing as the surviving entity.

The Board of Directors approved the Reorganization after determining that the Reorganization would be in the best interests of the Fund and its stockholders and that the interests of existing stockholders would not be diluted as a result of the Reorganization.

In the Reorganization, the outstanding shares of the Fund of a particular class will be exchanged for newly issued shares of beneficial interest (referred to simply as “shares”) of the Successor Fund of the same class. The aggregate net asset value (“NAV”) of the Successor Fund shares of a particular class received by Fund stockholders in the Reorganization will equal the aggregate NAV of the Fund shares of the same class held by such stockholders immediately prior to the Reorganization.

Because the Successor Fund will have no assets or operations prior to the closing of the Reorganization (the “Closing Date”), it is expected that stockholders of the Fund will receive one share of a particular class of the Successor Fund for each share of the same class the Fund held as of the Closing Date (and a fractional share of the same class of the Successor Fund for each fractional share of the Fund held).

Following the Reorganization, the Successor Fund will have the same investment objectives, investment strategies, investment policies, portfolio holdings, management and advisory arrangements as the Fund immediately prior to the Reorganization.

Background and Reasons for the Proposed Reorganization

The Reorganization is being submitted to stockholders because the Board of Directors believes that the Delaware statutory trust form of organization offers a number of advantages over the Maryland corporate form of organization. The Reorganization was presented by the Adviser to the Board of Directors for its consideration, and the Board of Directors evaluated the Reorganization, including the potential benefits and risks to the Fund and its stockholders, at one or more meetings held over a period of time. As a result of these advantages, the Delaware statutory trust organizational form has been increasingly used by funds seeking to have more flexibility with respect to their administration. The Reorganization will change the Fund’s legal form from a Maryland corporation to a Delaware statutory trust. The Board of Directors believes that the Delaware statutory trust structure provides a flexible and efficient organizational form that may enhance the Fund’s governance and administrative framework, lead to operating efficiencies and lower expenses for stockholders over time, and permit the Fund to operate under uniform, modern and flexible governing documents while preserving continuity of the Fund’s investment program and management.

The Board of Directors, including the Independent Directors, determined that the Reorganization would be in the best interests of the Fund and its stockholders and that the interests of existing stockholders would not be diluted as a result of the Reorganization. Accordingly, the Board of Directors approved the Reorganization and recommends that stockholders approve the Reorganization Proposal.

In approving the Reorganization, the Board of Directors considered the flexibility afforded by the Delaware statutory trust form of organization, including with respect to the administration and governance of the Fund. The Board of Directors also considered that the Delaware statutory trust structure may provide greater certainty regarding limitations on liability for the obligations of the Successor Fund and the Board of Trustees. The Board of Directors specifically considered that, in connection with the change in form, the Successor Fund will not have a classified board and will not hold annual elections of trustees.

The Board of Directors further considered that, under the Successor Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) and Bylaws (the “Successor Fund Bylaws”), the Board of Trustees of the Successor Fund will have more flexibility than the Board of Directors of the Fund and, subject to applicable requirements of the 1940 Act and Delaware law, broader authority to act. This increased flexibility may allow the Board of Trustees to react more quickly to changes in competitive and regulatory conditions and, as a consequence, may allow the Successor Fund to operate in a more efficient and economical manner and may reduce the circumstances in which shareholder approval would be required. For example, the Board of Trustees generally will have greater flexibility to amend the Declaration of Trust without shareholder approval, subject to applicable law and specified exceptions while continuing to provide shareholders with the protections afforded under the 1940 Act, including the right to remove trustees and the requirement to hold shareholder meetings for matters requiring shareholder approval under the 1940 Act. In addition, unlike a Maryland corporation, a Delaware statutory trust is able to simplify operations by reducing administrative burdens, such as filing officers’ certificates or other documents with state authorities each time a board of trustees amends a trust’s governing documents.

Importantly, the Board of Directors considered that the board of trustees of the Successor Fund (the “Board of Trustees”) will have the same obligations under applicable securities laws to act with due care and in the interest of the Successor Fund and its shareholders as the Board of Directors currently have with respect to the Fund and its shareholders. For purposes of this Joint Proxy Statement/Prospectus, those trustees who are not “interested persons” of the Successor Fund, as defined in Section 2(a)(19) of the 1940 Act, are referred to as “Independent Trustees.”

The Board of Directors considered that the Adviser has determined to pay the costs of the Reorganization.

The Board of Directors further considered that the Reorganization would permit the Fund to continue its investment program through a successor fund with the same investment objectives, investment strategies, portfolio holdings, management fee and incentive fee arrangements as the Fund while preserving stockholders’ aggregate net asset value. The Board of Directors also considered that the Reorganization is expected to result in certain changes that could be accretive to net investment income, including the ability to access greater leverage as a result of the Successor Fund’s 150% asset coverage ratio, as permitted under Section 61(a)(2) of the 1940 Act, instead of the Fund’s current 200% asset coverage ratio, and the potential for the Successor Fund to deploy incremental investing capacity in additional investments consistent with the Fund’s existing investment strategy. Any such accretion to net investment income, if realized, may support higher distributions to shareholders over time, although the amount and timing of any distributions will continue to be determined by the Board of Trustees of the Successor Fund. See “Use of Leverage” for additional information regarding the 1940 Act asset coverage requirements applicable to the Fund and the Successor Fund.

For additional information regarding the factors considered by the Board of Directors, see “Additional Information About the Funds and the Reorganization—Board Considerations and Recommendation.”

The Board of Directors’ determination was made on the basis of each director’s business judgment after consideration of a range of materials and factors believed to be relevant by the Board of Directors taken as a whole with respect to the Fund and its stockholders, although individual Directors may have assigned different weights to particular factors.

Comparison of the Fund and the Successor Fund

General. Set forth below is certain comparative information about the organization and operation of each of the Fund and the Successor Fund.

Organization
Fund	Organization Date	State of Organization	Entity Type	Regulatory Regime
The Fund	February 10, 2017	Maryland	Corporation	Business development company
Successor Fund	July 8, 2026	Delaware	Statutory trust	Business development company

As of [●], the Fund had approximately $[●] billion in net assets and approximately $[●] billion in gross assets.

Although the Fund and the Successor Fund will have the same investment objectives, investment strategies, investment policies, portfolio holdings, management and advisory arrangements, the Fund is organized as a Maryland corporation while the Successor Fund is organized as a Delaware statutory trust. As a result, the rights of stockholders of the Fund and shareholders of the Successor Fund will be governed by different organizational documents and different bodies of law.

Organizational Structure. The Fund is a Maryland corporation that has elected to be regulated as a business development company under the 1940 Act.

The Successor Fund is a Delaware statutory trust that has likewise elected to be regulated as a business development company under the 1940 Act.

The Reorganization will change the Fund’s legal form from a Maryland corporation to a Delaware statutory trust. Except as otherwise described herein, the Reorganization is not expected to result in material changes to the Fund’s business, investment program or day-to-day operations.

Investment Objectives and Strategies. The Fund’s investment objective is to generate attractive risk adjusted returns and current income primarily through assembling a portfolio of senior secured term loans to U.S. middle market companies in which private equity sponsors hold, directly or indirectly, a financial interest in the form of debt and/or equity. The Fund’s core investment strategy focuses on lending to U.S. middle market companies, which the Fund defines as companies with approximately $25 million or greater of earnings before interest, taxes, depreciation and amortization (“EBITDA”), supported by financial sponsors. This core strategy is opportunistically supplemented with differentiated and complementary lending and investing strategies, which take advantage of the broad capabilities of Carlyle’s Global Credit platform while offering risk-diversifying portfolio benefits. The Fund seeks to achieve its objective primarily through direct origination of secured debt instruments, including first lien senior secured loans (which may include stand-alone first lien loans, first lien/last out loans and “unitranche” loans) and second lien senior secured loans (collectively, “Middle Market Senior Loans”), with a minority of its assets invested in broadly syndicated loans or higher yielding investments (which may include unsecured debt, subordinated debt and investments in equities and structured products). The Middle Market Senior Loans are generally made to private U.S. middle market companies that are, in many cases, controlled by private equity firms.

The investment objectives, investment strategies and investment policies of the Successor Fund will be the same as those of the Fund immediately prior to the Reorganization.

Capital Structure and Leverage. To seek to enhance returns, the Fund may employ leverage as market conditions permit and at the discretion of the Adviser, subject to the limitations of the 1940 Act. The Fund is currently subject to a minimum asset coverage requirement of 200% under Section 61 of the 1940 Act, which generally limits the amount of leverage the Fund may incur.

Following the Reorganization, the Successor Fund will operate under a minimum asset coverage requirement of 150%, as permitted under Section 61(a)(2) of the 1940 Act. As a result, the Successor Fund may have greater flexibility to incur leverage than the Fund currently possesses. Increased leverage may enhance returns but also increases the risks associated with an investment in the Successor Fund, including the risk of loss.

Distributions and Dividend Reinvestment Plan. The Fund currently intends to make monthly distributions to stockholders, subject to the approval of its Board of Directors and the availability of distributable earnings. Distributions are generally expected to be paid from the Fund’s taxable earnings, including interest income, capital gains and other investment-related income, although a portion of any distribution may constitute a return of capital. Following the Reorganization, the Successor Fund will make monthly distributions to shareholders on the same basis, subject to the approval of its Board of Trustees and the availability of distributable earnings.

The Fund has adopted a dividend reinvestment plan, and the Successor Fund will adopt a dividend reinvestment plan on the same terms following the Reorganization (each, a “Dividend Reinvestment Plan”), pursuant to which the Fund, or, following the Reorganization, the Successor Fund, will reinvest all cash dividends declared by the Board of Directors of the Fund, or the Board of Trustees of the Successor Fund, as applicable, on behalf of the Fund’s stockholders or the Successor Fund’s shareholders, as applicable, who do not elect to receive their dividends in cash. As a result, if the Board of Directors (or, following the Reorganization, the Board of Trustees) authorizes, and the Fund (or, following the Reorganization, the Successor Fund) declares, a cash dividend or other distribution on shares of common stock, then the Fund’s stockholders (or, following the Reorganization, the Successor Fund’s shareholders) who have not opted out of the applicable Dividend Reinvestment Plan will have their cash distributions on such shares automatically reinvested in additional shares, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating stockholder’s or shareholder’s account to three decimal places.

A participating stockholder (or, following the Reorganization, a participating shareholder of the Successor Fund) will receive as of the first calendar day of the month following the record date for such distribution an amount of shares equal to the amount of the distribution (net of applicable withholding taxes) on that participant’s shares divided by the NAV per share as of the purchase date for such distribution.

No action is required on the part of an investor to have its cash dividend or other distribution reinvested in shares of common stock of the Fund or, following the Reorganization, common shares of the Successor Fund. A stockholder (or, following the Reorganization, a shareholder of the Successor Fund) may elect to receive its entire dividend in cash at any time by notifying the Fund’s (or, following the Reorganization, the Successor Fund’s) transfer agent in writing. If, however, a stockholder or shareholder requests to change its election within 10 days prior to a distribution, the request will be effective only with respect to distributions after the 10-day period.

There are no brokerage charges or other charges to stockholders or shareholders who participate in the applicable Dividend Reinvestment Plan. The applicable Dividend Reinvestment Plan may be terminated by the Fund or, following the Reorganization, the Successor Fund, at any time upon notice in writing mailed to each stockholder or shareholder of record.

Following the Reorganization, the Successor Fund will maintain the same distribution objectives, policies and practices as those of the Fund immediately prior to the Reorganization. The Reorganization will not result in any material change to the timing, frequency or methodology of distributions, the dividend reinvestment plan, or the class-specific distribution and shareholder servicing fee arrangements applicable to shareholders.

Management and Advisory Agreements. The Adviser is the investment adviser to the Fund and will serve as investment adviser to the Successor Fund following the Reorganization. The management fee and incentive fee rates will not change in connection with the Reorganization. The investment professionals responsible for managing the Fund’s portfolio immediately prior to the Reorganization will continue to manage the Successor Fund’s portfolio following the Reorganization. The Reorganization is not expected to result in any material changes to the portfolio management team responsible for managing the Fund’s investments.

Portfolio Holdings. Immediately following the Reorganization, the Successor Fund will hold the same portfolio investments as those held by the Fund immediately prior to the Reorganization.

Governing Documents and Shareholder Rights. The Fund is governed by its charter and bylaws and by Maryland law. The Successor Fund will be governed by its Declaration of Trust and Successor Fund Bylaws and by Delaware law.

As a result of the Reorganization, certain rights of stockholders of the Fund and shareholders of the Successor Fund may differ, including with respect to matters relating to governance, shareholder meetings, voting rights, amendments to governing documents, removal of directors or trustees, indemnification and limitation of liability.

A more detailed comparison of the governing documents of the Fund and the Successor Fund is set forth under “Comparison of Stockholder and Shareholder Rights.”

Directors/Trustees and Officers. The Fund is overseen by its Board of Directors and the Successor Fund is overseen by its Board of Trustees, in each case comprised of the same members, and each Fund is overseen by the same officers. The Board of Directors of the Fund and the Board of Trustees of the Successor Fund are each responsible for the overall supervision of the operations of their respective Fund and perform the various duties imposed on the directors or trustees, as applicable, of investment companies by the 1940 Act and under applicable state law. Each board currently has seven directors or trustees, as applicable, four of whom are Independent Directors or Independent Trustees, as applicable. A list of the members of each board, a brief biography for each member and additional information relating to each board are set forth under “Additional Information About The Funds and the Reorganization–Management of the Funds.”

Net Asset Value. The aggregate net asset value of the shares of a particular class of the Successor Fund received by Fund stockholders in the Reorganization will equal the aggregate net asset value of the shares of the same class of the Fund held by such stockholders immediately prior to the Reorganization.

Federal Income Tax Consequences. The Reorganization is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes. Accordingly, neither the Fund nor its stockholders are expected to recognize gain or loss solely as a result of the Reorganization, although there can be no assurance that the Internal Revenue Service or a court would agree with such treatment.

Comparison of Investment Advisory Agreement and Administration Agreement. The Fund is currently advised by the Adviser pursuant to an investment advisory agreement between the Fund and the Adviser (the “Investment Advisory Agreement”) and is administered by Carlyle Global Credit Administration L.L.C. (the “Administrator”) pursuant to an administration agreement between the Fund and the Administrator (the “Administration Agreement”).

The Adviser is the investment adviser to the Fund and will serve as investment adviser to the Successor Fund following the Reorganization, pursuant to a new investment advisory agreement (the “Successor Fund Investment Advisory Agreement”), and the Administrator will continue to serve as administrator to the Successor Fund pursuant to a new administration agreement (the “Successor Fund Administration Agreement”). The Successor Fund Investment Advisory Agreement and the Successor Fund Administration Agreement will be identical to the Investment Advisory Agreement and Administration Agreement, respectively, in all material respects. The advisory and administrative fee arrangements applicable to the Successor Fund will be the same as those currently applicable to the Fund.

Both the Investment Advisory Agreement and the Successor Fund Investment Advisory Agreement permit the Adviser, consistent with applicable law, to select brokers and dealers to execute portfolio transactions and to pay commissions in excess of those that another broker or dealer might have charged where the Adviser determines in good faith that such commissions are reasonable in relation to the value of the brokerage and/or research services provided. The brokerage provisions of the Successor Fund Investment Advisory Agreement are identical in all material respects to those of the Investment Advisory Agreement.

The Adviser will continue to be responsible for the day-to-day management of the Successor Fund’s investment portfolio. The portfolio management team responsible for managing the Fund immediately prior to the Reorganization will continue to manage the Successor Fund following the Reorganization. The management fee and incentive fee rates payable by the Successor Fund will be the same as those currently payable by the Fund. Accordingly, the Reorganization will not result in any material changes affecting Fund stockholders with respect to the advisory arrangements of the Fund and the Successor Fund.

Comparison of Stockholder and Shareholder Rights

The Fund is a Maryland corporation subject to the Maryland General Corporation Law (the “MGCL”) and governed by its charter and bylaws. The Successor Fund is a Delaware statutory trust subject to the Delaware Statutory Trust Act (the “DSTA”) and will be governed by its Declaration of Trust and Successor Fund Bylaws and by Delaware law.

The following summary highlights certain material differences between the rights of stockholders of the Fund and the rights of shareholders of the Successor Fund. This summary is qualified in its entirety by reference to the governing documents themselves.

	Rights of Stockholders of the Fund	Rights of Shareholders of the Successor Fund
Authorized Stock or Shares

The Fund’s authorized stock consists of 200,000,000 shares of Class I common stock par value $0.01 per share, 50,000,000 shares of Class S common stock, par value $0.01 per share and 50,000,000 shares of Class D common stock, par value $0.01 per share.

As of [●], there were [●] shares of [Class I common stock] outstanding.

The Successor Fund’s Declaration of Trust authorizes an unlimited number of shares of beneficial interests, par value $0.001 per share, which may be issued in different classes and/or series, including preferred shares.

Amendment of Charter or Declaration of Trust	The Fund reserves the right from time to time to make any amendment to its charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the charter, of any shares of outstanding stock. All rights and powers	The trustees may, without a shareholder vote, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust. Shareholders will only have the right to vote on any

Rights of Stockholders of the Fund	Rights of Shareholders of the Successor Fund

conferred by the charter on stockholders, directors and officers are granted subject to this reservation.

Notwithstanding the foregoing, the affirmative vote of the holders of at 80% of the votes entitled to be cast on the matter, each voting as a separate class, shall be necessary to effect:

(i) any amendment to the charter to make the Fund’s common stock a “redeemable security” or to convert the Fund, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act);

(ii) the liquidation or dissolution of the Fund and any amendment to the charter to effect any such liquidation or dissolution;

(iii) any amendment to, or any amendment inconsistent with the provisions of, Section 4.1 (Number, Vacancies and Classification of Directors), Section 4.2 (Extraordinary Actions), Section 4.9 (Removal of Directors), Section 6.1 (Amendments Generally) or Section 6.2 (Approval of Certain Extraordinary Actions and Charter Amendments) of the Fund’s charter; or

(iv) any merger, consolidation, share exchange or sale or exchange of all or substantially all of the assets of the Fund that the MGCL requires be approved by the Fund Stockholder;

provided, however, that, if the Continuing Directors (as defined in the Fund’s charter), by a vote of at least a majority of such Continuing Directors, in addition to approval by the Board of Directors of the Fund, approve such proposal, transaction or amendment, the affirmative vote of the holders of a majority of the votes entitled to be cast shall be sufficient amendment: (i) which would eliminate their right to vote granted in the Declaration of Trust, (ii) to the amendment provision of the Declaration of Trust, (iii) that would adversely affect the powers, preferences or special rights of the shares as determined by the Board in good faith and (iv) submitted to them by the Board.

In connection with a listing of the common shares on a national securities exchange, the Board of Trustees of the Successor Fund may, without the approval or vote of the shareholders, amend or supplement the Declaration of Trust in any manner, including, without limitation, to opt-in to any voting restriction or other limitation made available by any control share acquisition act or similar statute that is, or becomes, available to private Delaware for-profit corporations formed under the Delaware General Corporation Law, to classify the Board, to permit annual meetings of shareholders, to impose advance notice provisions for the bringing of shareholder nominations or proposals, to impose super-majority approval for certain types of transactions and to otherwise add or modify provisions that may be deemed to be adverse to shareholders.

An amendment duly adopted by the requisite vote of the Board of Trustees of the Successor Fund and, if required, the shareholders as aforesaid, will become effective at the time of such adoption or at such other time as may be designated by the Board of Trustees or shareholders, as the case may be. A certification in recordable form signed by a majority of the Board setting forth an amendment and reciting that it was duly adopted by the trustees and, if required, the shareholders as aforesaid, or a copy of the Declaration of Trust, as amended, in recordable form, and executed by a majority of the Board of Trustees, will be conclusive evidence of such amendment when lodged among the records of the

	Rights of Stockholders of the Fund	Rights of Shareholders of the Successor Fund
to approve such proposal, transaction or amendment.

Successor Fund or at such other time designated by the Board of Trustees.

In addition, any amendment to the Declaration of Trust to make the common shares “redeemable securities” and any other proposal to convert the Successor Fund, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act) must be approved by the affirmative vote of shareholders entitled to cast at least seventy-five percent (75%) of the votes entitled to be cast on the matter.

Amendment of Bylaws by Stockholders or Shareholders	The Board of Directors of the Fund has the exclusive power, at any time, to adopt, alter or repeal any provision of the bylaws and to make new bylaws.	The Board of Trustees of the Successor Fund has the exclusive authority to adopt and from time to time amend or repeal the bylaws. The trustees will in no event adopt bylaws which are in conflict with the Successor Fund Declaration of Trust, and any apparent inconsistency shall be construed in favor of the related provisions in the Successor Fund Declaration of Trust.

Business Combinations with Interested Stockholders or Shareholders	The Board of Directors of the Fund has adopted a resolution exempting any business combination between the Fund and any other person from the provisions of the Maryland Business Combination Act (the “MBCA”) governing business combinations between a Maryland corporation and an interested stockholder, provided that the business combination is first approved by the Board of Directors of the Fund, including a majority of the Independent Directors. This resolution may be altered or repealed in whole or in part at any time; however, the Board of Directors of the Fund will adopt resolutions so as to make the Fund subject to the provisions of the MBCA only if the Board of Directors of the Fund determines that it would be in the Fund’s best interests and if the SEC staff does not object to the Fund’s determination that the Fund’s being subject to the MBCA does not conflict with the 1940 Act. If this resolution is repealed, or the Board of Directors of the Fund does not otherwise approve a business combination, the	The DSTA does not include provisions governing combinations between a Delaware statutory trust and an interested shareholder.

	Rights of Stockholders of the Fund	Rights of Shareholders of the Successor Fund
statute may discourage others from trying to acquire control of the Fund and increase the difficulty of consummating any offer.

Number of Directors or Trustees	The number of directors constituting the whole Board of Directors of the Fund may be increased or decreased from time to time by the Board of Directors of the Fund; provided, however, that (a) the number of directors may not be fewer than one or greater than twelve and (b) no decrease in the number of directors may shorten the term of any incumbent director.	The total number of trustees constituting the entire Board of Trustees of the Successor Fund will be determined by a written instrument signed by a majority of the Board of Trustees of the Successor Fund then in office; provided, however, that (a) the number of trustees may never be fewer than one or greater than fifteen, and (b) no decrease in the number of trustees may shorten the term of any incumbent trustee.

Removal of Directors or Trustees	Subject to the rights of holders of one or more classes or series of Fund’s preferred stock to elect or remove one or more directors, any director, or the entire Board of Directors of the Fund, may be removed from office at any time only for cause (as defined in the charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.	Any of the trustees may be removed for cause only, and not without cause, and only by action taken by a majority of the remaining trustees (or, in the case of the removal of a trustee that is not an interested trustee, a majority of the remaining trustees that are not Interested Trustees), followed by a vote of the holders of at least fifty-one percent (51%) of the shares of beneficial interest of the Successor Fund then entitled to vote in an election of such trustees.

Advance Notice of Director or Trustee Nominations and New Business	To be timely, a Fund stockholder’s notice must be delivered to the Secretary of the Fund at the principal executive office of the Fund (a) in the case of an annual meeting, not earlier than the 150th day and not later than 5:00 p.m. Eastern time, on the 120th day prior to the date of the first anniversary of the date of the proxy statement for the previous year’s annual meeting; provided, however, that in the event the annual meeting is scheduled to be held on a date more than 30 days prior to or later than such anniversary date, notice by the Fund stockholder, in order to be timely, must be so received not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m. Eastern Time on the later of (i) the 120th day prior to the date of such annual meeting, as originally convened, and (ii) the 10th day following the day on which such public announcement of the date of such meeting was first made, and (b) in the case of a special meeting of Fund stockholders called for the purpose

Under the Declaration of Trust, the Successor Fund is not required to hold annual meetings of shareholders. Special meetings of shareholders may be called at any time by the Successor Fund Board or the Chief Executive Officer. Special meetings will be limited to the purposes for any such special meeting set forth in the Successor Fund’s notice thereof.

Under the Successor Fund Bylaws, advance notice to the Successor Fund of any shareholder proposal is required. Potential nominees to the Board of Trustees must satisfy a series of requirements relating to, among other things, potential conflicts of interest or relationships and fitness to be a trustee of a closed-end fund in order to be nominated or elected as a trustee, and any shareholder proposing the nomination or election of a person as a trustee must supply significant amounts of information designed to enable verification of whether such person satisfies such qualifications.

	Rights of Stockholders of the Fund	Rights of Shareholders of the Successor Fund
of electing directors, not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m. Eastern time, on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors of the Fund to be elected at such meeting.

Written Consent in Lieu of Stockholder Meeting	Under the MGCL, stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which the Fund’s charter does not) by unanimous written consent in lieu of a meeting.	To the extent permitted by the Board of Trustees of the Successor Fund in its sole discretion, any action required or permitted to be taken at any meeting of the Successor Fund Shareholders may be taken without a meeting, without a prior notice and without a vote if the consent, setting forth the action to be taken is given in writing or by electronic transmission by the Successor Fund Shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all the Successor Fund Shareholders entitled to vote thereon were present and voted.

Limitations on Indemnification	To the maximum extent permitted by Maryland law or the 1940 Act in effect from time to time, the Fund will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, will pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of the Fund and at the request of the Fund, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

The Declaration of Trust of the Successor Fund provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, the Successor Fund will not indemnify any trustee or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Pursuant to the Successor Fund’s Declaration of Trust and subject to certain exceptions described therein, the Successor Fund will indemnify, and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, any present or former Trustee or officer of the Successor Fund, or any individual serving at the Successor Fund’s request as a

Rights of Stockholders of the Fund	Rights of Shareholders of the Successor Fund

The Fund may, with the approval of the Board of Directors of the Fund, provide such indemnification and advance for expenses to an individual who served a predecessor of the Fund in any of the capacities described in (a) or (b) above and to any employee or agent of the Fund or a predecessor of the Fund.

In accordance with the 1940 Act, the Fund will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in each case who is made or threatened to be made a party to such proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), to the fullest extent permitted by Delaware law.

Notwithstanding the foregoing, the Successor Fund will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims and finds that indemnification of the settlement and related costs should be made, and the court has been advised of the position of the SEC and of any applicable state securities regulatory authority as to indemnification for violations of securities laws.

The Declaration of Trust also permits the Successor Fund to advance reasonable expenses to an Indemnitee prior to final disposition of a proceeding, subject to receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the applicable standard of conduct for indemnification and (ii) a written undertaking to repay the amount advanced, together with the applicable legal rate of interest thereon, if it is ultimately determined that such standard of conduct was not met.

Comparison of Risks

The Successor Fund will be managed in accordance with the same investment objectives and investment policies, and subject to substantially the same risks, as the Fund; provided, however, the Successor Fund is expected to operate under a 150% asset coverage requirement, while the Fund currently operates under a 200% asset coverage requirement. As a result, the Successor Fund will have increased borrowing risk. See “Use of Leverage” and “Risk Factors.”

Comparison of Pro Forma Historical Expenses

The following table is intended to assist Fund stockholders in understanding the costs and expenses that an investor in shares of the Fund’s common stock bears directly or indirectly and, based on the assumptions set forth below, the pro forma costs and expenses estimated to be incurred by the Successor Fund in the first year following completion of the Reorganization. The Fund and the Successor Fund caution you that the percentages of other expenses indicated in the table below are an estimate and may vary. Except where the context suggests otherwise, whenever this document contains a reference to fees or expenses paid or to be paid by “you,” “the Fund” or “the Successor Fund,” stockholders and shareholders, respectively, will indirectly bear such fees or expenses as investors in the Fund or the Successor Fund, as applicable.

The table below sets forth the annualized expenses for the Fund based on the three months ended June 30, 2026 and the pro forma annualized expenses for the Successor Fund, assuming the Reorganization had taken place on the first day of such period.

	Fund	Pro Forma Successor Fund
Stockholder/Shareholder Transaction Expenses
Sales Load (as a percentage of offering price)(1)	None	None
Offering Expenses	None	None
Dividend Reinvestment Plan Fees(2)	None	None
Total stockholder/shareholder transaction expenses (as a percentage of offering price)	None	None
Annual Expenses (as a percentage of average net assets)(3)
Base Management Fee(4)	[●]%	[●]%
Incentive Fee(5)	[●]%	[●]%
Interest Payments on Borrowed Funds(6)	[●]%	[●]%
Other Expenses(7)	[●]%	[●]%

Total Annual Expenses(8)	[●]%	[●]%

(1)

The table does not include any sales load that stockholders may have paid in connection with their purchase of shares of Fund common stock. No sales load will be charged in connection with the issuance of the Successor Fund Shares as part of the Reorganization.

(2)

The expenses of the dividend reinvestment plan are included in “Other Expenses.” For additional information see “Additional Information About the Funds and the Reorganization—Dividend Reinvestment Plan.”

(3)

For the Fund column, leverage is assumed at [●]% of the Fund’s gross assets, which represents the Fund’s average leverage during the three months ended June 30, 2026. For the pro forma Successor Fund column, leverage is assumed at [●]% of the Successor Fund’s gross assets[, which represents the Adviser’s expected target leverage profile for the Successor Fund following the Reorganization].

(4)

The base management fee under the Investment Advisory Agreement is calculated at an annual rate of 1.00% of the value of the Fund’s Net Assets as of the end of the immediately preceding calendar quarter, plus the aggregate amount of capital drawn from stockholders (or reinvested in the Fund pursuant to the Fund’s dividend reinvestment plan) during the current calendar quarter, minus the aggregate amount of distributions made by the Fund during the current calendar quarter (but, with respect to distributions, only to the extent such distributions were not declared and accounted for on the books and records of the Fund in a previous quarter). “Net Assets,” as used solely for purposes of calculating the management fee and the incentive fee under the Investment Advisory Agreement, means the Fund’s Gross Assets (as defined below) less consolidated indebtedness, determined in accordance with U.S. generally accepted accounting principles (“GAAP”). “Gross Assets” is determined on a consolidated basis in accordance with GAAP, includes assets acquired through the incurrence of debt or borrowing arrangements, and excludes cash and any temporary investments in cash equivalents, including U.S. government securities and other high-quality investment grade debt investments that mature in 12 months or less from the date of investment. The base management fee is payable quarterly in arrears and will be appropriately pro-rated for any partial month or quarter. For purposes of the table above, the management fee referenced above is based on actual amounts for the three months ended June 30, 2026, annualized for a full year and the percentage reflected is calculated based on the Fund net assets (rather than gross assets). The base management fee under the Successor Fund Investment Advisory Agreement will be calculated on the same basis as described above. Because the base management fee is calculated based on Net Assets rather than Gross Assets, an increase in leverage at the Successor Fund following the Reorganization will not, in and of itself, increase the base management fee payable to the Adviser. For the pro forma column, the base management fee is based on the same methodology described above, applied to the Successor Fund on a pro forma basis.
(5)

The Fund or the Successor Fund may have capital gains and net investment income that could result in the payment of an incentive fee to the Adviser in the twelve months after the date of this prospectus. The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears based on the Pre-Incentive Fee net investment income for the immediately preceding calendar quarter. “Pre-Incentive Fee net investment income” means consolidated interest income, dividend income and any other income accrued by the Fund during the calendar quarter, minus the Fund’s consolidated operating expenses for the quarter (including the Management Fee, expenses payable under the Administration Agreement, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). The Fund will pay the Adviser an Incentive Fee with respect to the Fund’s Pre-Incentive Fee net investment income as follows: (i) no Incentive Fee in any calendar quarter in which the Fund’s Pre-Incentive Fee net investment income does not exceed the hurdle rate of 1.25% per quarter (5% annualized); (ii) 100% of the Fund’s Pre-Incentive Fee net investment income with respect to that portion of such Pre-Incentive Fee net investment income that exceeds the hurdle rate but is less than 1.43% in any calendar quarter (5.72% annualized); and (iii) 12.5% of the amount of the Fund’s Pre-Incentive Fee net investment income that exceeds 1.43% in any calendar quarter (5.72% annualized). The same incentive fee structure described above will apply to the Successor Fund following the Reorganization. To the extent that the Successor Fund’s expected use of additional leverage produces incremental Pre-Incentive Fee Net Investment Income above the applicable hurdle rate, the incentive fee payable to the Adviser may also increase. For the “Fund” column, the incentive fees referenced in the table above are based on actual amounts of the incentive fee on income incurred during the three months ended June 30, 2026 for the Fund. For pro forma column, the incentive fees are based on the same methodology described above, applied to the Successor Fund on a pro forma basis.

The second part of the incentive fee is determined and payable in arrears as of the end of each year (or upon termination of the Investment Advisory Agreement), and equals 12.5% of our cumulative aggregate realized capital gains, if any, from inception through the date of determination, computed net of all cumulative aggregate realized capital losses and aggregate unrealized capital depreciation, less the aggregate amount of any previously paid capital gain incentive fees, provided that no incentive fee on capital gains is payable to our Investment Adviser unless cumulative total return exceeds a 7% annual return on weighted average cumulative capital called less cumulative distributions categorized as Returned Capital. The “cumulative aggregate realized capital gains” are calculated as the sum of the differences, if positive, between (a) the sales price of each investment in the Fund’s portfolio when sold, net of any selling commissions or other selling expenses (the “net sales price”) and (b) the accreted or amortized cost basis of such investment when sold. The “cumulative aggregate realized capital losses” are calculated as the sum of the amounts by which (a) the net sales price of each investment in the Fund’s portfolio when sold is less than (b) the accreted or amortized cost basis of such investment when sold. The “aggregate unrealized capital depreciation” is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Fund’s portfolio as of the applicable Capital Gains Fee calculation date and (b) the accreted or amortized cost basis of such investment as of the applicable Capital Gains Fee calculation date. The term “Returned Capital” means (i) any portion of distributions made by the Fund to a stockholder which represents (A) proceeds realized from the sale or repayment of any investment, as opposed to investment income (but not in excess of the cost of any such investment), or (B) a return of such stockholder’s capital contributions to the Fund, as determined by the Board of Directors, and/or (ii) any amount drawn down by the Fund from unused capital commitments from stockholders (as such amount of unused capital commitments may be increased by Returned Capital received by such investor) to pay the management fee, the incentive fee or Fund expenses. The same second part of the incentive fee structure described above will apply to the Successor Fund following the Reorganization, and will be calculated on the same basis with respect to the Successor Fund’s portfolio and operations. For the pro forma column, the second part of the incentive fee is based on the same methodology described above, applied to the Successor Fund on a pro forma basis.
(6)

Interest payments on borrowed funds for the Fund are based on the Fund’s interest expense for the three months ended June 30, 2026, annualized for a full year. The interest amounts in the table above exclude fees (such as fees on undrawn amounts and amortization of upfront fees). This item is based on the assumption that the Fund’s borrowings and interest costs after the Reorganization will be similar to those prior to the Reorganization. The Fund may borrow additional funds from time to time to make investments to the extent it is determined that the economic situation is conducive to doing so. Fund stockholders indirectly bear the costs of borrowings under any debt instruments that may be entered into. Interest payments on borrowed funds for the pro forma column are based on the interest payments as described above for the Successor Fund following the Reorganization. Additional borrowings as a result of the higher assumed leverage will be assumed to be made at the lowest available borrowings and interest cost.

(7)

Other expenses are based on overhead expenses for the Fund for the three months ended June 30, 2026, annualized for a full year. The pro forma column assumes the amounts for the Successor Fund following the Reorganization and reflects decreases in costs as a result of operating efficiencies.

(8)	Estimated. Amounts may not sum due to rounding.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund or the Successor Fund’s common shares following completion of the Reorganization on a pro forma basis, in each case assuming that the Fund and the Successor Fund hold no cash or liabilities other than debt. In calculating the following expense amounts, the Fund has assumed that its annual operating expenses would remain at the levels set forth in the tables above. Calculations for the pro forma Successor Fund following the Reorganization assume that the Reorganization closed on [●] and that the annual operating expenses of the Successor Fund, including the effects of increased leverage, would be at the pro forma levels set forth in the tables above. Transaction expenses related to the Reorganization are not included in the following examples as they will be borne by the Adviser.

An investor in common shares would pay the following expenses on a $1,000 investment, assuming (1) the total annual expenses for each Fund set forth in the table above and (2) a 5% annual return throughout the period:

	1 Year	3 Years	5 Years	10 Years
Fund	$[●]	$[●]	$[●]	$[●]
Pro Forma Successor Fund	$[●]	$[●]	$[●]	$[●]

While the example assumes, as required by the SEC, a 5% annual return, performance of the Fund and the Successor Fund will vary and may result in a return greater or less than 5%. The assumed 5% annual return is not a prediction of, and does not represent, the actual or expected performance of the Fund or the Successor Fund. The incentive fee based on pre-incentive fee net investment income under the Successor Fund Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or would have an insignificant impact on the expense amounts shown above, is not included in the example. If sufficient returns are achieved on investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, expenses, and returns to investors, would be higher. The example and the expenses in the table above should not be considered a representation of the Fund’s or, following completion of the Reorganization, the Successor Fund’s future expenses, and actual expenses may be greater or less than those shown.

Each of the Fund and the Successor Fund is permitted to utilize leverage to the maximum extent permitted under the 1940 Act. Cost of leverage can vary across funds based on factors such as asset mix and the timing of when leverage was incurred and corresponding market rates. In addition, a fund that utilizes greater leverage may incur more interest expense. Following the Reorganization, the Successor Fund is expected to use a greater percentage of leverage, which may increase the Successor Fund’s interest expense relative to the Fund’s; however, the Successor Fund is expected to benefit from such increased leverage. Therefore, in evaluating the Reorganization, the Board of Directors of the Fund also considered the Total Expense Ratio (excluding interest expense) of the Fund based on the three months ended June 30, 2026, annualized for a full year, and of the Successor Fund on a pro forma basis using the same methodology and reference period.

Total Expense Ratio (Excluding Interest Expense)

Fund	Pro Forma Successor Fund
[●]%	[	●]%

Costs of the Reorganization

Regardless of whether the Reorganization is completed, the costs associated with the proposed Reorganization, including the costs associated with the Special Meeting, will be borne by the Adviser. The costs incurred in connection with the Reorganization include, but are not limited to, costs related to the preparation and distribution of materials distributed to the Board of Directors of the Fund, costs incurred in connection with the preparation of the Reorganization Agreement and the registration statement on Form N-14, the printing and distribution of this Joint Proxy Statement/Prospectus and any other materials required to be distributed to shareholders, SEC and state securities commission filing fees, and legal and audit fees in connection with the Reorganization, including legal fees incurred preparing the Fund’s board materials, attending the Fund’s board meetings and preparing the minutes, auditing fees associated with each Fund’s financial statements, transfer agency fees, portfolio transfer taxes (if any) and any similar costs incurred in connection with the Reorganization. The total costs of the Reorganization are estimated to be approximately [●].

Summary of U.S. Federal Income Tax Considerations

The Reorganization is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and it is a condition to the closing of the Reorganization that the Fund receive an opinion from its tax counsel, Sullivan & Cromwell LLP, to the effect that the Reorganization will be treated for U.S. federal income tax purposes as a reorganization under Section 368(a)(1)(F) of the Code. Assuming the Reorganization so qualifies, in general, common shareholders of the Fund will recognize no gain or loss for U.S. federal income tax purposes upon the exchange of the Fund common shares for Successor Fund common shares pursuant to the Reorganization. Additionally, the Fund will generally not recognize gain or loss for U.S. federal income tax purposes by reason of the Reorganization.

The Fund’s shareholders should consult their tax advisers regarding the U.S. federal income tax consequences of the Reorganization, as well as the effects of state, local and non-U.S. tax laws, including possible changes in tax laws. For a more detailed description of U.S. federal income tax considerations of the Reorganization, see “—Additional Information about the Funds and the Reorganization—U.S. Federal Income Tax Considerations with Respect to the Reorganization.”

Further Information Regarding the Reorganization

The Board of Directors of the Fund has determined that the Reorganization is in the best interests of the Fund and the stockholders of the Fund and that the interests of such stockholders will not be diluted as a result of the Reorganization. The Board of Directors of the Fund recommends that stockholders approve the Reorganization at the Special Meeting.

Stockholder approval of the Reorganization requires the affirmative vote of a majority of the votes entitled to be cast on the Reorganization Proposal. Each outstanding share of common stock of the Fund is entitled to one vote on the Reorganization Proposal. For additional information regarding voting requirements, see “Voting Information.”

If the Reorganization is not approved by stockholders, the Fund will continue to operate as a business development company, as it presently does.

Subject to the requisite approval of the stockholders of the Fund with regard to the Reorganization Proposal, it is expected that the Closing Date will be no later than the fourth quarter of 2026, but it may be at a different time as described herein.

Investing in the Successor Fund following the Reorganization involves risks. For additional information, see “Risk Factors.”

The Board of Directors of the Fund recommends that stockholders of the Fund vote “FOR” the Reorganization Proposal.

ADDITIONAL INFORMATION ABOUT THE FUNDS AND THE REORGANIZATION

General

Assuming the Fund’s shareholders approve the Reorganization, pursuant to the terms of the Plan, the Fund will merge directly with and into the Successor Fund.

Following the Reorganization, the Predecessor Fund will be the accounting survivor.

The Successor Fund is a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. Following the Reorganization, the Successor Fund will continue to operate as a business development company under the 1940 Act.

Terms of the Plan

The following is a summary of the significant terms of the Plan. This summary is qualified in its entirety by reference to the Form of Plan attached as Appendix A to this Joint Proxy Statement/Prospectus.

General. The Plan provides for the merger of the Fund with and into the Successor Fund, with shares of a particular class of the Fund being converted into newly issued common shares of the same class of the Successor Fund (and fractional shares of a particular class of the Fund being converted into newly issued fractional shares of the same class of the Successor Fund). As a result, the Successor Fund shall succeed to and possess all of the rights, privileges and powers of the Fund and the Successor Fund shall be subject to all of the restrictions, liabilities, obligations, disabilities and duties of the Fund.

Value of Common Shares. The aggregate net asset value (“NAV”) of the shares of a particular class of the Successor Fund received by the stockholders of the Fund in the Reorganization will equal the aggregate NAV of the shares of the same class of the Fund held by such shareholders immediately prior to the Reorganization.

Because the Successor Fund will have no assets or operations prior to the Closing Date, stockholders of the Fund will receive one share of a particular class of the Successor Fund for each share of same class of the Fund held as of the Closing Date (and a fractional share of a particular class of the Successor Fund for each fractional share of the same class of the Fund held).

Termination of Existence of the Fund. Following the consummation of the Reorganization, the legal existence of the Fund shall cease.

Closing Date. The closing date for the Reorganization is expected to be in the fourth quarter of 2026. If the Reorganization is not approved, the Board of Directors of the Fund may take such actions as it deems in the best interests of the Successor Fund.

Successor Fund Common Shares to Be Issued. The newly issued Successor Fund common shares to be issued in the Reorganization will be distributed to Fund shareholders upon the conversion of their common stock of the Fund, in the names of and in the amounts due to the shareholders of the Fund based on their respective holdings in the Fund immediately prior to the closing of the Reorganization, as shown on the books of the Fund’s transfer agent. Ownership of Successor Fund common shares will be shown on the books of the Successor Fund’s transfer agent, and the Successor Fund will not issue certificates representing the Successor Fund common shares in connection with the Reorganization. Fund shareholders holding fractional shares of the Fund will receive a corresponding fractional share of the Successor Fund in the Reorganization.

Conditions to Closing the Reorganization. The obligation of each Fund to consummate the Reorganization is subject to the satisfaction of certain conditions, including each Fund’s performance of all its obligations under the Plan, the receipt of certain documents and financial statements from the Successor Fund and the receipt of all consents, orders and permits necessary to consummate the Reorganization (see Articles [●] of the form of Plan attached as Appendix A).

The obligations of each Fund are subject to the receipt of a favorable opinion of Sullivan & Cromwell LLP as to the United States federal income tax consequences of the Reorganization (see Section [●] of the form of Plan attached as Appendix A).

Termination of the Plan. The Plan may be terminated by the mutual agreement of the parties and such termination may be effected by each Fund’s Chief Executive Officer, President or any Vice President without further action by the Board of Directors of the Fund or the Board of Trustees of the Successor Fund. In addition, the Plan may be terminated at or before the Closing Date due to: (a) a breach by the non-terminating party of any representation, or warranty, or agreement to be performed at or before the Closing, if not cured within 30 days of the breach and prior to the Closing; (b) a condition precedent to the obligations of the terminating party that has not been met or waived and it reasonably appears that it will not or cannot be met; or (c) a determination by either the Board of Directors of the Fund or the Board of Trustees of the Successor Fund, as applicable, that the consummation of the transactions contemplated herein is not in the best interests of either Fund or both of them. (see Article XI of the form of Plan attached as Appendix A).

Expenses of the Reorganization. It is anticipated that the total cost of the Reorganization will be approximately [●] million. The associated costs of the Reorganization will be borne by the Adviser.

Action by Initial Shareholder. Prior to the closing of the Reorganization, the Successor Fund will issue one common share to the Adviser or an affiliate of the Adviser for the sole purpose of facilitating the Adviser, as initial shareholder, taking the following actions: approving the Successor Fund Investment Advisory Agreement, approving the independent registered public accounting firm of the Successor Fund, electing the trustees of the Successor Fund, and approving any other matters for which shareholder approval is required.

Board Considerations and Recommendation

The Board of Directors of the Fund considered the Reorganization Proposal and, during the course of the Board’s deliberations, the Independent Directors were represented by independent counsel and met with independent counsel separate from Fund management.

The Board of Directors approved the Reorganization. In approving the Reorganization, the Board of Directors, including the Independent Directors, unanimously concluded that completion of the Reorganization would be in the best interests of the Fund and that the interests of its existing shareholders would not be diluted with respect to NAV as a result of the Reorganization. The Board of Directors’ determinations were made on the basis of each Director’s business judgment after consideration of relevant factors taken as a whole with respect to the Fund and its shareholders, although individual Directors may have placed different weight and assigned different degrees of importance to various factors. In reaching its determinations, the Board considered a number of factors, including, but not limited to, the factors discussed below and that the Adviser has agreed to pay the costs of the Reorganization. The Board recommends that stockholders of the Fund vote “FOR” the Reorganization Proposal.

Benefits to Shareholders. In approving the Reorganization Proposal, the Board of Directors of the Fund noted that the Reorganization is expected to benefit the stockholders of the Fund by:

•

providing a Delaware statutory trust form of organization that the Board of Directors of the Fund believes offers more flexibility with respect to the administration of the Fund, which potentially could lead to greater operating efficiencies and lower expenses for shareholders;

•	permitting the Fund to operate under uniform, modern and flexible governing documents that could streamline governance processes and reduce costs associated with governance and compliance monitoring;

•

providing greater certainty regarding limitations on liability for the obligations of the Trust and its Trustees and greater flexibility in structuring shareholder voting rights and shareholder meetings;

•

eliminating the classified board and the requirement to hold annual elections of trustees, which is expected to avoid the recurring cost and administrative burden of annual meetings of shareholders and related proxy solicitations;

•

providing the Board of Trustees of the Successor Fund with broader authority to act, subject to applicable requirements of the 1940 Act and Delaware law, including the ability to amend the Declaration of Trust without shareholder approval in many circumstances, which may allow the Successor Fund to react more quickly to changes in competitive and regulatory conditions and to reduce administrative burdens such as filing officers’ certificates or other documents with state authorities each time the governing documents are amended;

•

preserving the fiduciary obligations of the Trustees under applicable securities laws to act with due care and in the interest of the Successor Fund and its shareholders, consistent with the obligations of the Directors of the Fund;

•

maintaining the same investment objectives, investment strategies, investment policies, portfolio holdings, management and advisory arrangements as the Fund immediately prior to the Reorganization; and

•	preserving continuity of the Fund’s operations and shareholders’ aggregate net asset value through the Reorganization.

Conclusion. The Board of Directors of the Fund, including the Independent Directors, approved the Reorganization, concluding that the Reorganization is in the best interests of the Fund and that the interests of existing stockholders of the Fund will not be diluted as a result of the Reorganization. The Board’s determinations were made on the basis of each director’s business judgment after consideration of relevant factors taken as a whole with respect to the Fund and its shareholders, although individual Directors may have placed different weight on various factors and assigned different degrees of importance to various factors.

U.S. Federal Income Tax Considerations with Respect to the Reorganization

The following is a summary of certain U.S. federal income tax considerations generally applicable to the Reorganization. The discussion is based upon the Code, Treasury regulations, court decisions, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion is limited to U.S. persons who hold shares of the Fund as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular shareholder or to shareholders who may be subject to special treatment under U.S. federal income tax laws. No ruling has been or will be obtained from the IRS regarding any matter relating to the Reorganization. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects described below. This summary of U.S. federal income tax considerations is for general information only. The Fund’s shareholders should consult their own tax advisers regarding the U.S. federal income tax considerations with respect to the Reorganization, as well as the effects of state, local and non-U.S. tax laws, including possible changes in tax law.

The Reorganization is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and it is a condition to the closing of the Reorganization that the Fund receive an opinion from its tax counsel, Sullivan & Cromwell LLP, to the effect that the Reorganization will be treated for U.S. federal income tax purposes as a reorganization under Section 368(a)(1)(F) of the Code. The opinion of Sullivan & Cromwell LLP will be based on U.S. federal income tax law in effect on the Closing Date. In rendering its opinion, Sullivan & Cromwell LLP will also rely upon certain representations of the management of the Fund and assume, among other things, that the Reorganization will be consummated in accordance with the Plan and other operative documents and as described herein. An opinion of counsel is not binding on the IRS or any court. If the Reorganization does not qualify as a reorganization under Section 368(a)(1)(F) of the Code, the tax consequences could materially and adversely differ from those described herein.

Assuming the Reorganization qualifies as a reorganization under Section 368(a)(1)(F) of the Code, the U.S. federal income tax consequences of the Reorganization can generally be summarized as follows:

In general, the Fund will not recognize gain or loss as a consequence of the Reorganization, nor will the shareholders of the Fund recognize gain or loss as a result of their receipt of the Successor Fund’s common shares in the Reorganization. In addition, a shareholder’s tax basis for shares held in the Fund will carry over to the shares of the Successor Fund acquired in the Reorganization, and the holding period also will carry over to the Successor Fund shares received in the Reorganization. The historic tax bases and holding periods of the Fund’s assets, and the tax attributes, including capital loss carryovers, if any, of the Fund, as of the Closing Date are expected to be inherited by the Successor Fund in the Reorganization, subject to limitations under the Code.

The Successor Fund intends to continue to be taxed under the rules applicable to regulated investment companies as defined in Section 851 of the Code, which are the same rules currently applicable to the Fund.

This discussion is only a general summary of the material U.S. federal income tax considerations with respect to the Reorganization and is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their tax advisors regarding the effect, if any, of the Reorganization in light of their individual circumstances. Because the foregoing discussion relates only to the U.S. federal income tax considerations with respect to the Reorganization, shareholders of the Fund should also consult their tax advisors as to the state, local and foreign tax consequences, if any, of the Reorganization.

Management of the Funds

The Board. The role of the Board of Directors of the Fund is to provide general oversight of the Fund’s business affairs and to exercise all of the Fund’s powers except those reserved for the shareholders. The responsibilities of the Board of Directors of the Fund also include, among other things, the oversight of the Fund’s investment activities, oversight of the valuation of the Fund’s assets, oversight of the Fund’s financing arrangements and corporate governance activities.

The Board of Directors of the Fund is currently comprised of seven directors, four of whom are Independent Directors. The members of the Board of Directors who are not Independent Directors are referred to as interested directors (the “Interested Directors”). The names and ages of the Directors and officers of the Fund, the year each was first elected or appointed to office, their principal business occupations during the last five years, the number of funds overseen by each director and other directorships or directorships during the last five years are set forth under “Management of the Fund and Successor Fund—Board of Directors and Board of Trustees”.

Investment Adviser. Subject to the supervision of the Board of Directors of the Fund, the Fund is managed by the Adviser. The Adviser is responsible for the day-to-day management of the Fund’s investment portfolio and business affairs.

Following the Reorganization, the investment adviser to the Fund will continue to serve as investment adviser to the Successor Fund. The Successor Fund will have the same investment objectives, investment strategies, portfolio holdings and management arrangements as the Fund immediately prior to the Reorganization.

Advisory Agreement. The Adviser currently serves as investment adviser to the Fund pursuant to an investment advisory agreement between the Fund and the Adviser.

The Adviser is the investment adviser to the Fund and will serve as investment adviser to the Successor Fund following the Reorganization pursuant to an investment advisory agreement that is the same as the Fund’s current investment advisory agreement. The advisory fee structure applicable to the Successor Fund will be the same as that applicable to the Fund immediately prior to the Reorganization.

Portfolio Management. The investment professionals currently responsible for managing the Fund’s portfolio will continue to manage the portfolio of the Successor Fund following the Reorganization. Accordingly, the Reorganization is not expected to result in any material changes to the day-to-day management of the Fund’s investment portfolio.

Other Service Providers. It is not anticipated that the Reorganization will result in any material changes to the Fund’s principal service providers. The service providers to the Fund immediately prior to the Reorganization will continue to provide the same services to the Successor Fund following the Reorganization.

Additional Information About the Common Stock of the Fund and Common Shares of the Successor Fund

The Fund currently has authorized shares of Class I, Class S and Class D common stock. As of the date of this Joint Proxy Statement/Prospectus, only shares of Class I common stock are outstanding. Following the Reorganization, stockholders of the Fund will receive common shares of the Successor Fund corresponding to the class of common shares they held immediately prior to the Reorganization, with substantially equivalent aggregate net asset value immediately before and after the Reorganization.

Holders of common stock are entitled to participate equally in dividends and other distributions declared by the Board of Directors or Board of Trustees, as applicable, and, upon liquidation, in the net assets of the applicable Fund remaining after satisfaction of outstanding liabilities and any preferential rights of outstanding preferred shares. Shareholders generally are entitled to one vote per share and do not have preemptive, conversion or exchange rights.

There is currently no established public trading market for the Fund’s common stock, and the common shares of the Successor Fund are likewise not expected to trade on any securities exchange immediately following the Reorganization.

Share Repurchase Program. The Fund currently conducts quarterly tender offers pursuant to a share repurchase program. Subject to board approval and applicable law, the Fund generally expects to offer to repurchase up to 5.0% of the number of shares outstanding as of the end of the immediately preceding calendar quarter in each quarterly tender offer. The Board of Directors of the Fund retains discretion to determine whether any particular tender offer will be conducted and on what terms.

Following the Reorganization, the Successor Fund will continue the same shareholder liquidity program, subject to approval by the Board of Trustees of the Successor Fund and applicable law. There can be no assurance that any tender offer will be conducted or that shareholders will be able to tender all of the shares they desire to sell in any tender offer.

Distributions. The Fund currently intends to pay regular monthly distributions, subject to the discretion of the Board of Directors of the Fund and applicable law. Following the Reorganization, the Successor Fund currently intends to continue the Fund’s distribution policy on the same basis.

To the extent that the Fund has taxable income available, the Fund intends to make monthly distributions to its common stockholders. Dividends and distributions to common stockholders are recorded on the record date. The amount to be distributed, if any, is determined by the Board of Directors of the Fund each quarter and is generally based upon the taxable earnings estimated by management and available cash. Net realized capital gains, if any, are generally distributed at least annually, although the Fund may decide to retain such capital gains for investment. Although the gross distribution per share is generally equivalent for each share class, the net distribution for each share class is reduced for any class specific expenses, including distribution and shareholder servicing fees, if any.

The amount and timing of future distributions will depend upon numerous factors, including earnings, net investment income, financial condition, maintenance of regulated investment company status for U.S. federal income tax purposes, compliance with applicable regulatory requirements and general market conditions. Distributions may exceed earnings in a particular period, and a portion of distributions may constitute a return of capital.

Distribution and Servicing Plan. The Fund has adopted a distribution and servicing plan with respect to its shares of Class S and Class D common stock. Under the plan, shares of Class S common stock are subject to distribution and shareholder servicing fees and shares of Class D common stock are subject to shareholder servicing fees. Shares of Class I common stock are not subject to such fees. As a result, distributions paid on Class S shares generally will be lower than distributions paid on Class D shares, and distributions paid on Class D shares generally will be lower than distributions paid on Class I shares.

The Successor Fund will maintain the same distribution and shareholder servicing plan following the Reorganization.

Dividend Reinvestment Plan. The Fund has adopted a dividend reinvestment plan pursuant to which distributions are automatically reinvested in additional common shares unless a shareholder elects to receive distributions in cash. Following the Reorganization, the Successor Fund will maintain the same dividend reinvestment plan.

Net Asset Value and Valuation of Portfolio Investments. The Successor Fund will determine its net asset value and the value of its portfolio investments in the same manner as the Fund immediately prior to the Reorganization. Portfolio investments for which market quotations are not readily available will be valued at fair value pursuant to the Successor Fund’s valuation policies and procedures under the oversight of the Board of Trustees.

The Adviser will serve as valuation designee and perform the day-to-day responsibilities associated with the valuation process, subject to board oversight. Independent third-party valuation firms may be utilized as part of the valuation process.

Certain Provisions of the Governing Documents of the Successor Fund

The Successor Fund has provisions in its governing documents which could have the effect of limiting, in each case, (i) the ability of other entities or persons to acquire control of the Successor Fund, (ii) the Successor Fund’s freedom to engage in certain transactions or (iii) the ability of the Successor Fund’s trustees or shareholders to amend the governing documents or effectuate changes in such Successor Fund’s management. These provisions of the governing documents of the Successor Fund may be regarded as “anti-takeover” provisions.

Under the Successor Fund Bylaws, advance notice to the Successor Fund of any shareholder proposal is required. Potential nominees to the Board of Trustees of the Successor Fund must satisfy a series of requirements relating to, among other things, potential conflicts of interest or relationships and fitness to be a trustee of a closed-end fund in order to be nominated or elected as a trustee and any shareholder proposing the nomination or election of a person as a trustee must supply significant amounts of information designed to enable verification of whether such person satisfies such qualifications. Special trustee and shareholder voting requirements apply to mergers, consolidations or the sale of all or substantially all of the Successor Fund’s assets, liquidation, conversion of the Successor Fund into an open-end fund and amendments to several provisions of the Declaration of Trust, including the foregoing provisions. Such special voting requirements, which have been considered and determined to be in the best interests of shareholders by the trustees of each Fund, are greater than the minimum voting requirements imposed by the 1940 Act and applicable Delaware law.

The provisions of the Successor Fund’s governing documents described above could have the effect of discouraging a third party from seeking to obtain control of the Successor Fund in a tender offer or similar transaction. The overall effect of the provisions is to render more difficult the accomplishment of a merger or the assumption of control by a principal shareholder.

Voting Rights

The stockholders of the Fund and the shareholders of the Successor Fund are entitled to one vote for each share held by them. The stockholders of the Fund and the shareholders of the Successor Fund do not have any preemptive or preferential right to purchase or subscribe to any shares of the Fund. The common shares of the Fund or of the Successor Fund do not have cumulative voting rights.

Appraisal Rights

Stockholders of the Fund will not be entitled to appraisal or dissenters’ rights in connection with the Reorganization under Maryland law, the Fund’s governing documents or the Plan of Reorganization.

Legal Matters

Certain legal matters concerning the U.S. federal income tax consequences of the Reorganization and the issuance of Successor Fund common shares will be passed upon by Sullivan & Cromwell LLP, which serves as special counsel to the Funds.

Required Vote

Stockholder approval of the Reorganization Proposal requires the affirmative vote of a majority of the votes entitled to be cast on the Reorganization Proposal. For additional information regarding voting requirements, see “Voting Information.”

If the Reorganization Proposal is not approved by stockholders, the Fund will continue to operate as a business development company organized under Maryland law. The holders of shares of common stock of the Fund will have equal voting rights (i.e., one vote per common share). Abstentions, if any, will be counted for purposes of establishing a quorum, and will have the same effect as a vote against the Reorganization Proposal.

Board Recommendation

The Board of Directors of the Fund recommends that stockholders of the Fund vote “FOR” the Reorganization Proposal.

RISK FACTORS

In addition to the other information included in this Joint Proxy Statement/Prospectus, stockholders should carefully consider the risks described below in determining whether to approve the Reorganization Proposal. The information under “Item 1A. Risk Factors” in Part I of the Fund’s Annual Report on Form 10-K (File No.  814-01248) for the fiscal year ended December 31, 2025 is incorporated herein by reference for general risks related to the Fund. Because the Successor Fund will have the same investment objectives, investment strategies, investment policies, portfolio holdings, management and advisory arrangements as the Fund, the risks described in those filings will continue to apply following the Reorganization. The risks set forth below and incorporated by reference herein are not the only risks the Fund and, following the Reorganization, the Successor Fund face, and there may be additional risks that the Fund does not presently know of or that it currently considers not likely to have a significant impact. New risks may emerge at any time and the Fund cannot predict such risks or estimate the extent to which they may affect the business or financial performance of the Fund and, following the Reorganization, the Successor Fund.

Risks Related to the Delaware Statutory Trust Structure

Shareholders of the Successor Fund will have only the voting rights as required by the 1940 Act or as otherwise provided for in the Successor Fund’s Declaration of Trust.

Following the Reorganization, shareholders of the Successor Fund will have only the voting rights required by the 1940 Act and as otherwise provided for in the Successor Fund’s Declaration of Trust. Under the Declaration of Trust, the Successor Fund will not be required to hold annual meetings of shareholders. Special meetings of shareholders may only be called by the Board of Trustees of the Successor Fund or the Chief Executive Officer and will be limited to the purposes set forth in the Successor Fund’s notice thereof. In addition, shareholders may request the Board of Trustees of the Successor Fund to call a vote of shareholders to act on a matter on which such shareholders are entitled to vote, subject to certain procedural requirements set forth in the Declaration of Trust, including, among others, that the request is signed by shareholders of record as of the applicable record date holding in the aggregate at least fifty-one percent (51%) of the shares or class or series of shares having voting rights on the matter. Upon receipt of such shareholder request and subject to such shareholder’s compliance with the applicable procedural requirements set forth in the Declaration of Trust, the Board of Trustees of the Successor Fund will call a vote of shareholders to act on such matters, which may be taken, subject to the sole discretion of the Board of Trustees, either at a special meeting of shareholders or by solicitation of written consent of shareholders. These provisions may have the effect of significantly reducing the ability of shareholders to have proposals considered at a meeting of shareholders. Under the Declaration of Trust, nominations of persons for election to the Board of Trustees at a special meeting may be made only (1) pursuant to the Successor Fund’s notice of the meeting or (2) by the Board of Trustees.

CAPITALIZATION

The following table sets forth (1) the Fund’s actual capitalization as of June 30, 2026 and (2) the Fund’s capitalization as adjusted to reflect the effects of the Reorganization. You should read this table together with the Fund’s consolidated financial statements incorporated by reference herein.

As of June 30, 2026 (dollar amounts and share data in thousands, except per share data)
	Actual (unaudited)	Pro forma Adjustments (unaudited)	Pro Forma (unaudited)
	The Fund		The Fund
Cash, cash equivalents and restricted cash	$[●]	($[●])	$[●]
Debt less unamortized debt issuance costs and effective interest rate swap hedge	$[●]		$[●]
Net assets	$[●]		$[●]
Total capitalization	$[●]		$[●]
Number of shares of common stock outstanding	[●]		[●]
NAV per common share	$[●]		$[●]

MANAGEMENT OF THE FUND AND SUCCESSOR FUND

Board of Directors and Board of Trustees

The Board of Directors of the Fund and the Board of Trustees of the Successor Fund each provides broad oversight over the operations and affairs of the Fund and Successor Fund, respectively, and protects the interests of stockholders of the Fund and shareholders of the Successor Fund. The Board of Directors of the Fund and the Board of Trustees of the Successor Fund each has overall responsibility for monitoring the operations of the Fund and Successor Fund, respectively, and for supervising the services provided by the Adviser and other organizations. The officers of the Fund and the Successor Fund are responsible for managing the day-to-day operations of the Fund and Successor Fund, respectively.

The Fund is a Maryland corporation whose governing body is referred to as the Board of Directors and whose holders are referred to as stockholders. The Successor Fund will be organized as a Delaware statutory trust whose governing body is referred to as the Board of Trustees and whose holders are referred to as shareholders. Each Director of the Fund is a Trustee of the Successor Fund and will hold such position upon completion of the Reorganization.

The names, birth years and principal occupations during the last five years of the directors and executive officers of the Fund, who are the same individuals as the trustees and officers of the Successor Fund, the year each was first elected or appointed to office, the number of funds overseen by each director/trustee and other directorships or trusteeships held by each director/trustee during the last five years are shown below. The business address of the Fund, the Successor Fund, and their respective directors and trustees and officers is One Vanderbilt Avenue, Suite 3400, New York, NY 10017.

Name and Birth Year	Position(s) Held With the Fund / Successor Fund	Director of the Fund Since / Trustee of the Successor Fund Since	Principal Occupations During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee (1)	Other Directorships Held by Trustee During the Past Five Years (2)
Independent Directors / Trustees
Nigel D.T. Andrews Birth Year: 1947	Director / Trustee	2017 (Fund); 2026 (Successor Fund)	Director of the Fund and Trustee of the Successor Fund; Chairman of the Audit Committee of the Fund and the Successor Fund	Two

Chairman of the Audit Committee, Member of the Nominating and Governance Committee, Chairman of the Compensation Committee, Victory Funds;

Chairman of the Audit Committee, Member of the Nominating and Governance Committee, Chairman of the Compensation Committee, Carlyle Secured Lending, Inc. (“CSL”);

Member of the Board of Trustees and Audit Committee, Carlyle Secured Lending III (“CSL III”)

Leslie E. Bradford Birth Year: 1955	Director / Trustee	2017 (Fund); 2026 (Successor Fund)	Director of the Fund and Trustee of the Successor Fund; Member of the Audit Committee of the Fund and the Successor Fund	Two	Member of the Board of Directors, Audit Committee, Compensation Committee and Nominating and Governance Committee, CSL; Member of the Board of Trustees and Audit Committee, CSL III

John G. Nestor Birth Year: 1945	Director / Trustee	2017 (Fund); 2026 (Successor Fund)	Director of the Fund and Trustee of the Successor Fund; Member of the Audit Committee of the Fund and the Successor Fund	Two	Chairman of the Nominating and Governance Committee, Member of the Audit Committee and Compensation Committee, CSL; Member of the Board of Trustees and Audit Committee, CSL III

William H. Wright II Birth Year: 1960	Director / Trustee	2021 (Fund); 2026 (Successor Fund)	Director of the Fund and Trustee of the Successor Fund; Member of the Audit Committee of the Fund and the Successor Fund	Two

Member of the Board of Directors, Audit Committee, Nominating and Governance Committee and Compensation Committee, CSL;

Member of the Board of Trustees and Audit Committee, CSL III;

Director, Brookfield Real Assets Income Fund Inc.;

Director, Center Coast Brookfield MLP & Energy Infrastructure Fund;

Trustee, Brookfield Investment Funds

Name and Birth Year	Position(s) Held With the Fund / Successor Fund	Director of the Fund Since / Trustee of the Successor Fund Since	Principal Occupations During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee (1)	Other Directorships Held by Trustee During the Past Five Years (2)
Interested Directors / Trustees
Linda Pace(3) Birth Year: 1962	Director / Trustee, Chair of the Board	2019 (Fund); 2026 (Successor Fund)	Chair of the Board of Directors of the Fund and Chair of the Board of Trustees of the Successor Fund;	Two	Chair of the Board of Directors, CSL; Chair of the Board of Trustees, CSL III

Alex Chi(3) Birth Year: 1973	Director / Trustee, Chief Executive Officer	2026 (Fund); 2026 (Successor Fund)	Director of the Fund and Trustee of the Successor Fund; Chief Executive Officer of the Fund and the Successor Fund	Two	Member of the Board of Directors and Chief Executive Officer, CSL

Thomas M. Hennigan(3) Birth Year: 1976	Director / Trustee, President, Chief Financial Officer and Chief Risk Officer	2025 (Fund); 2026 (Successor Fund)	Director of the Fund and Trustee of the Successor Fund; President, Chief Financial Officer and Chief Risk Officer of the Fund and the Successor Fund	Two	Member of the Board of Directors, President, Chief Financial Officer and Chief Risk Officer, CSL.

(1)	The term “Fund Complex” refers to the Fund and CSL.
(2)

Includes directorships or trusteeships held in (1) any investment company registered under the 1940 Act, (2) any company with a class of securities registered pursuant to Section 12 of the Exchange Act and (3) any company subject to the requirements of Section 15(d) of the Exchange Act, in each case, other than with respect to the Successor Fund.

(3)

“Interested person” of the Fund and the Successor Fund as defined in Section 2(a)(19) of the 1940 Act. Mr. Chi and Mr. Hennigan are each an “interested person” because of their respective affiliation with the Adviser. Ms. Pace continues to be treated as an “interested person” due to her financial interest in a control person of the Adviser.

The address for each director of the Fund and each Trustee of the Successor Fund is c/o New Carlyle Credit Solutions, One Vanderbilt Avenue, Suite 3400, New York, NY 10017. The Directors of the Fund are divided into three classes, with the members of each class serving staggered three-year terms.

Information about Executive Officers Who Are Not Directors or Trustees

The following table sets forth certain information regarding the executive officers of the Fund and Successor Fund who are not directors of the Fund or trustees of the Successor Fund. Each executive officer holds his or her office until his or her successor is chosen and qualifies, or until his or her earlier resignation or removal.

	Birth Year	Position	Number of Portfolios in Fund Complex Overseen by Officer (1)	Officer of the Fund Since	Officer of the Successor Fund Since
Nelson Joseph	1979	Principal Accounting Officer	2	2023	2026
Joshua Lefkowitz	1974	Chief Compliance Officer and Secretary	2	2021	2026
Michael Hadley	1975	Vice President and Head of Underwriting	2	2022	2026
Frank Taylor	1992	Treasurer	2	2026	2026

(1)	The term “Fund Complex” refers to the Fund and CSL. Each of the Fund’s executive officers who is not a Director oversees all of the funds in the Fund Complex.

Biographical Information

Additional biographical information regarding the Fund’s directors and executive officers is set forth below.

Each director of the Fund will serve as a trustee of the Successor Fund, and each executive officer of the Fund will serve in the same capacity with respect to the Successor Fund.

Independent Directors/Trustees

Nigel D.T. Andrews. Mr. Andrews has served as a director of the Fund since April 2017 and is the Chairman of the Audit Committee. Mr. Andrews has also served as a member of the Board of Directors of CSL since 2012. Mr. Andrews is the Chairman of the Audit Committee of CSL, a member of the Nominating and Governance Committee of CSL and Chairman of the Compensation Committee of CSL. Mr. Andrews was a member of the board of trustees and audit committee of CSL III from June 2021 until its merger with and into CSL in March 2025. Prior to the completion of the NFIC Acquisition in June 2017, Mr. Andrews served as a member of the board of directors and on the audit committee of NFIC. Mr. Andrews may from time to time serve as an independent director of other entities affiliated with Carlyle or of investment vehicles managed by Carlyle or its affiliates. Mr. Andrews previously served as governor at London Business School, a director and a member of the audit and remuneration committees at Old Mutual plc., and Chair of Old Mutual Asset Management, where he served from 2002 to 2014. Mr. Andrews continues to actively manage his own private investments and to serve as a trustee of Victory Funds, a position he has held since 2002. From 2000 to 2010, Mr. Andrews served on the board of directors of Chemtura Corporation, a New York Stock Exchange listed company. Mr. Andrews also served as a Managing Director of Internet Capital Group, Inc. from 2000 to 2001. From 1987 to 2000, Mr. Andrews held various senior management positions within General Electric Company, including Executive Vice President of GE Capital from 1993 to 2000 and, prior to that, Vice President and General Manager of GE Plastics-Americas. During Mr. Andrews’ thirteen-year career with GE, he also served as a Vice President for Corporate Business Development and Strategy reporting to the chair of the board. Prior to joining GE, Mr. Andrews was a partner at Booz Allen Hamilton Inc. He began his career in business management at Shell International Chemical Company. Mr. Andrews’ broad executive experience with the operations and transactions of industrial and financial services businesses provides the Board of Directors of the Fund with valuable insights and knowledge that will enhance the Fund’s ability to achieve its investment objectives.

Leslie E. Bradford. Ms. Bradford has served as a director of the Fund since October 2017 and is a member of the Fund’s Audit Committee. Ms. Bradford has also served as a member of the Board of Directors and the Audit Committee, the Compensation Committee and the Nominating and Governance Committee of CSL since October 2017. Ms. Bradford was a member of the board of trustees and audit committee of CSL III from June 2021 until its merger with and into CSL in March 2025. Ms. Bradford may from time to time serve as an independent director of other entities affiliated with Carlyle or of investment vehicles managed by Carlyle or its affiliates. From 2011 to 2013, Ms. Bradford was a senior advisor and director of the Alumni Network of Morgan Stanley. Prior to that, Ms. Bradford had risk management and advisory responsibilities throughout all business unit and support areas of Morgan Stanley over a twenty-five plus year career. Prior to joining Morgan Stanley, Ms. Bradford was a vice president in the corporate division of Irving Trust Company from 1977 to 1985 and was responsible for the development of corporate client lending and non-lending business in Northeastern United States. Ms. Bradford has also served on the boards and committees of various organizations, including as a former trustee of the American Foundation for the Blind, a former trustee of the Morgan Stanley Foundation, and a Dartmouth College Fund Committee member. Ms. Bradford holds an undergraduate degree in Religion from Dartmouth College and an M.B.A. in Finance from the New York University Graduate School of Business. Ms. Bradford’s broad industry experience in corporate, financial, and public sectors has provided her with an abundance of skills and valuable insight in handling complex transactions and issues, all of which makes her well qualified to serve on the Board of Directors of the Fund.

John G. Nestor. Mr. Nestor has served as a director of the Fund since April 2017. Mr. Nestor has also served on the Board of Directors since 2013, and he is the Chairman of the Nominating and Governance

Committee and a member of the Audit Committee and Compensation Committee of CSL. Mr. Nestor was a member of the board of trustees and audit committee of CSL III from June 2021 until its merger with and into CSL in March 2025. Prior to the completion of the NFIC Acquisition in June 2017, Mr. Nestor served as a member of the board of directors and on the audit committee of NFIC. Mr. Nestor may from time to time serve as an independent director of other entities affiliated with Carlyle or of investment vehicles managed by Carlyle or its affiliates. Mr. Nestor joined Kirtland Capital Partners in March 1986 and has held various positions at the private investment firm over the years, including Chief Executive Officer and Managing Partner. Prior to joining Kirtland Capital Partners, Mr. Nestor worked for sixteen years for Continental Illinois Bank. For eight years he focused on lending to small businesses in the Chicago area. In 1977, Mr. Nestor was transferred to Philadelphia where he was involved in commercial lending and, in 1979, he moved to Cleveland to manage Continental’s Cleveland Office. Mr. Nestor is the former chair of the board of directors of SmartSource Computer and Audio Visual Rentals, and formerly served as a member of the board of directors of Form Tech Concrete Forms and a member of the board of advisors of The Gates Group. Mr. Nestor serves as a trustee of the Kelvin and Eleanor Smith Foundation. Mr. Nestor is the former chair of the board of trustees of the Cleveland Foodbank, The Diversity Center and Deaconess Community Foundation. Mr. Nestor is an experienced leader whose numerous board and advisory positions and experiences in the middle markets provide the Board of Directors of the Fund with valuable insights.

William H. Wright II. Mr. Wright has served as a director of the Fund since 2021 and is a member of the Audit Committee. Mr. Wright has also served as a member of the Board of Directors, the Audit Committee, Nominating and Governance Committee and the Compensation Committee of CSL since February 2021. Mr. Wright was a member of the board of trustees and audit committee of CSL III from June 2021 until its merger with and into CSL in March 2025. Mr. Wright may from time to time serve as an independent director of other entities affiliated with Carlyle or of investment vehicles managed by Carlyle or its affiliates. Mr. Wright was a Managing Director of Morgan Stanley until his retirement in 2010, having joined the firm in 1982. During his career in investment banking at Morgan Stanley, Mr. Wright headed the corporate finance execution group where he was responsible for leading and coordinating teams in the execution of complex equity offerings for multinational corporations. Following his career in investment banking, Mr. Wright served as an independent board member of two SEC registered closed-end funds until 2016, and of a BDC from 2018 to 2020. He also served on the faculties of the Ray Garrett Jr. Corporate and Securities Law Institute at Northwestern Pritzker School of Law and the Practising Law Institute. Mr. Wright is currently on the board of directors of Brookfield Real Assets Income Fund Inc., Center Coast Brookfield MLP & Energy Infrastructure Fund, and Brookfield Investment Funds. He is also a member of the board of directors of the New York City Ballet and a trustee of Mount Sinai Health System. In addition to serving on other boards, he is interested in innovative philanthropic initiatives. He received a B.A. from Yale University and an M.B.A. from the Darden School of the University of Virginia. Mr. Wright’s extensive experience in executive leadership, investment banking and corporate finance, as well as his numerous board and advisory positions, provides the Board with valuable insights.

Interested Directors/Trustees

Linda Pace. Ms. Pace has served as Chair of the Board of Directors of the Fund since December 31, 2019. Ms. Pace has also served as chair of the board of directors of CSL since December 31, 2019. Ms. Pace was Chair of the board of trustees of Carlyle Secured Lending III (“CSL III”) from June 2021 until its merger with and into CSL in March 2025. On December 31, 2022, Ms. Pace stepped down as CEO and President of the Fund and CSL III, but continues to serve as the Fund’s Board Chair. Until December 31, 2023, Ms. Pace also served as a Managing Director of Carlyle and the Vice Chair of Carlyle Global Credit. Previously, she was responsible for Carlyle’s Global Loans and Structured Credit Group. Prior to that role, she was responsible for portfolio management for Carlyle High Yield Partners, deploying capital into the U.S. market in cash and synthetic form. Prior to joining Carlyle, Ms. Pace spent ten years with BHF-Bank AG, where she was co-head of the bank’s Syndicated Loan group in New York. She invested in leveraged loans on behalf of the bank’s $2 billion on-balance sheet portfolio, as well as their $400 million Collateralized Loan Obligation funds. Prior to that,

Ms. Pace worked at Société Générale as a Corporate Credit Analyst. Ms. Pace received her undergraduate degree in French from Douglass College and her MBA in Finance from New York University.

Alex Chi. Mr. Chi has served as Chief Executive Officer and a director of the Fund since 2026. Mr. Chi has also served as a member of the board of directors and as the Chief Executive Officer of CSL since February 2026. Mr. Chi is the Deputy Chief Investment Officer for Global Credit and the Head of U.S. Direct Lending at Carlyle. Mr. Chi serves on the Global Credit Investment Committee and is a member of the firm’s Leadership Committee. Mr. Chi joined Carlyle in 2026. Prior to joining Carlyle, he was a Partner at Goldman Sachs, where he spent 31 years and most recently served as Co-Head of Americas Direct Lending within Goldman Sachs Asset Management. He also served as Co-Chief Executive Officer and Co-President of Goldman Sachs’ affiliated Business Development Companies and was a member of the Asset & Wealth Management Private Credit Investment Committee. Earlier in his career, Mr. Chi spent 25 years in the investment banking division at Goldman Sachs in a variety of leadership roles across the Financial and Strategic Investors Group, Leveraged Finance, Mergers & Acquisitions, Corporate Finance, Fixed Income Capital Markets, and Information Technology in New York, Hong Kong, and Seoul. He also served on the firm’s Global Diversity & Inclusion Council and was global head of the Asian Network, which he co-founded. Mr. Chi currently serves on the National Advisory Council of the Association of Asian American Investment Managers (AAAIM), the Board of Directors of the JED Foundation, and the National Advisory Board of the Smithsonian Asian Pacific American Center. He also previously served three terms on the Board of Directors of the Korean American Community Foundation (KACF). Mr. Chi’s broad industry experience, leadership and intimate knowledge of the business and operations of Carlyle’s Global Credit investment platform provide the Board of the Fund with valuable insight.

Thomas M. Hennigan. Mr. Hennigan has served as a director of the Fund since April 2025. Mr. Hennigan has also served on the board of directors of CSL since April 2025. He was appointed as President of the Fund in February 2026, Chief Financial Officer in March 2018 and Chief Risk Officer in 2016. Mr. Hennigan currently serves as the President, Chief Financial Officer and Chief Risk Officer of CSL. He also serves as Chief Operating Officer and Chief Risk Officer of Direct Lending. Mr. Hennigan was the Chief Financial Officer and Chief Risk Officer of CSL III from June 2021 until its merger with and into CSL in March 2025. Mr. Hennigan is a Partner of Carlyle. Prior to the completion of the merger of NF Investment Corp. (“NFIC”) into CSL (the “NFIC Acquisition”) in June 2017, Mr. Hennigan served as the Chief Risk Officer of NFIC. Mr. Hennigan may from time to time serve as an officer, director or principal of entities affiliated with Carlyle or of investment vehicles managed by Carlyle and its affiliates. Prior to joining Carlyle in 2011, Mr. Hennigan was a Senior Vice President and Head of Underwriting and Portfolio Management for Churchill Financial LLC, which he joined in 2006. In this role, Mr. Hennigan was responsible for managing Churchill Financial’s underwriting and portfolio management activities, including supervising the professionals involved in the underwriting process. Mr. Hennigan joined Churchill Financial from GE Corporate Financial Services. During his four years at GE, Mr. Hennigan had underwriting and portfolio management responsibilities in the Global Sponsor Finance Group and in the Global Media and Communications Group. Mr. Hennigan began his career with Wachovia Securities, Inc. in 1998, where he worked in middle market investment banking and loan syndications. Mr. Hennigan’s broad industry experience, leadership and intimate knowledge of the business and operations of the Fund provide the Board of Directors of the Fund with valuable insight.

Executive Officers

Nelson Joseph was appointed as the Fund’s Principal Accounting Officer in March 2023 and is the Fund’s Principal Accounting Officer for SEC reporting purposes. Mr. Joseph currently serves as the Principal Accounting Officer of CSL. Mr. Joseph was the Principal Accounting Officer of CSL III from March 2023 and its Treasurer from February 2024 until its merger with and into CSL in March 2025. Mr. Joseph may from time to time serve as an officer, director or principal of entities affiliated with Carlyle or of investment vehicles managed by Carlyle and its affiliates. Mr. Joseph is a Principal of Carlyle. Prior to joining Carlyle, Mr. Joseph was a Finance Director at Apollo Global Management (“Apollo”), where he focused on the financial operations of the traded and non-traded Business Development Companies managed by affiliates of Apollo. Prior to Apollo, he was a Manager in PricewaterhouseCoopers LLP’s Wealth and Asset Management Practice working on business development companies, hedge funds and private equity funds. Mr. Joseph has extensive experience in the asset management industry covering accounting, financial reporting, valuation, tax, regulatory reporting and treasury activities. Mr. Joseph received his BS in Business Management - Accounting from Binghamton University and is a Certified Public Accountant.

Joshua Lefkowitz was appointed as the Fund’s Chief Compliance Officer and Secretary in November 2021. Mr. Lefkowitz currently serves as the Chief Compliance Officer and secretary of CSL. Mr. Lefkowitz was the Chief Compliance Officer and Secretary of CSL III from November 2021 until its merger with and into CSL in March 2025. Mr. Lefkowitz is a Partner at Carlyle. Mr. Lefkowitz may from time to time serve as an officer, director or principal of entities affiliated with Carlyle or of investment vehicles managed by Carlyle and its affiliates. Prior to joining Carlyle in April 2018, Mr. Lefkowitz was a Principal at Ares and previously worked at American Capital, Ltd., until it was acquired by Ares. Mr. Lefkowitz began his legal career as an associate at the law firms of Mayer Brown and Stroock & Stroock & Lavan.

Michael Hadley was appointed as the Fund’s Vice President and Head of Underwriting in March 2022 and has served as the Fund’s Chief Investment Officer since September 2022. Mr. Hadley currently serves as the Chief Investment Officer, Vice President and Head of Underwriting of CSL. Mr. Hadley was a Vice President and Head of Underwriting of CSL III from April 2022 and its Chief Investment Officer from October 2022 until its merger with and into CSL in March 2025. Mr. Hadley is the Chief Investment Officer and Head of Underwriting for the Carlyle Direct Lending business. Previously, he focused on investment opportunities in the automotive and transportation, industrial, metals and mining and paper and forest products sectors. Prior to joining Carlyle, Mr. Hadley was an Analyst at Katonah Debt Advisors where he focused on leveraged loan and high yield investments across multiple sectors. Mr. Hadley started his career at The Chase Manhattan Bank, where he worked as an investment banker in both the Structured Credit Products and Global Chemicals groups. Mr. Hadley received his undergraduate degree from Florida A&M University.

Frank Taylor was appointed as the Fund’s Treasurer in February 2026 and currently serves as the Treasurer of CSL. Mr. Taylor may from time to time serve as an officer, director or principal of entities affiliated with Carlyle or of investment vehicles managed by Carlyle and its affiliates. Mr. Taylor is a Vice President of Carlyle. Prior to joining Carlyle in 2021, Mr. Taylor was an Audit Manager at Deloitte for seven years in the investment management practice focusing on SEC registered entities, credit, private equity and real estate funds. Mr. Taylor received his BS in Accounting from Providence College and is a Certified Public Accountant.

Risk Oversight and Board Structure

Role in Risk Oversight

The Board of Directors of the Fund and the Board of Trustees of the Successor Fund perform risk oversight functions primarily through (a) their standing Audit Committees, which report to the entire board and are comprised solely of Independent Directors or Trustees, as applicable, and (b) active monitoring by the Funds’ Chief Compliance Officer and of the operation of the Funds’ compliance policies and procedures. The Audit Committee of each Fund assists the applicable board in fulfilling its risk oversight responsibilities. The Audit Committee’s risk oversight responsibilities include overseeing the internal audit staff (sourced through the Administrator and The Carlyle Group Employee Co., L.L.C. (“Carlyle Employee Co.”), with whom the Funds each have a personnel agreement), accounting and financial reporting processes, the Funds’ valuation process, the Funds’ systems of internal controls regarding finance and accounting and audits of the Funds’ financial statements.

The Board of Directors of the Fund and the Board of Trustees of the Successor Fund also perform their risk oversight responsibilities with the assistance of the Chief Compliance Officer. The Board of Directors of the Fund and the Board of Trustees of the Successor Fund annually review a written report from the Chief

Compliance Officer of each fund discussing the adequacy and effectiveness of the applicable Fund’s compliance policies and procedures and the applicable Fund’s service providers. The Chief Compliance Officer’s annual report addresses, at a minimum: (a) the operation of the applicable Fund’s compliance policies and procedures and the applicable Fund’s service providers since the last report; (b) any material changes to such policies and procedures since the last report; (c) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s annual review; and (d) any compliance matter that has occurred since the date of the last report about which the Fund’s Board of Directors or the Successor Fund’s Board of Trustees would reasonably need to know to oversee the Fund’s or Successor Fund’s compliance activities and risks. In addition, the Chief Compliance Officer meets separately in executive session with the Independent Directors or Independent Trustees, as applicable, at least once each year.

The Fund’s Board of Directors and the Successor Fund’s Board of Trustees’ roles in risk oversight are effective and appropriate given the extensive regulation to which the Fund and Successor Fund are already subject as BDCs. As BDCs, the Fund and the Successor Fund are required to comply with certain regulatory requirements that control the levels of risk in the Fund’s and Successor Fund’s business and operations. For example, the Successor Fund’s ability to incur indebtedness is limited such that the Successor Fund’s asset coverage must equal at least 150% immediately after each time the Successor Fund incurs indebtedness, the Successor Fund generally has to invest at least 70% of the Successor Fund’s total assets in “qualifying assets” and the Successor Fund is not generally permitted to invest in any portfolio company in which one of the Successor Fund’s affiliates currently has an investment.

The Fund and the Successor Fund recognize that different board roles in risk oversight are appropriate for companies in different situations. The Successor Fund intends to re-examine the manners in which the Successor Fund’s Board of Trustees administers its oversight function on an ongoing basis to ensure that they continue to meet the Successor Fund’s needs.

Board Composition and Leadership Structure

Ms. Pace, who is an “interested person” of the Fund (as defined in Section 2(a)(19) of the 1940 Act), currently serves as Chair of the Board of Directors, and Mr. Chi serves as Chief Executive Officer. The Board of Directors believes that Ms. Pace’s extensive knowledge of the financial services industry and capital markets in particular qualifies her to serve as Chair of the Board, and that her relationship with the Adviser provides an effective bridge and encourages an open dialogue between management and the Board.

The Fund’s Board of Directors does not currently have a designated lead Independent Director. The Fund’s Board of Directors is aware of the potential conflicts that may arise when an Interested Director is Chair of the Board, but believes these potential conflicts are offset by strong corporate governance policies, including regular meetings of the Independent Directors in executive session without the presence of Interested Directors and management, the retention by the Independent Directors of independent counsel, the establishment of an Audit Committee comprised solely of Independent Directors and the appointment of a Chief Compliance Officer. The Successor Fund expects to maintain a substantially similar leadership structure.

The Successor Fund’s Board of Trustees, after considering various factors, has concluded that its structure is appropriate given the current size and complexity of the Successor Fund and the extensive regulation to which the Successor Fund is subject as a BDC.

Board Meetings and Attendance

Because the Successor Fund is newly formed, the Board of Trustees of the Successor Fund did not meet during the fiscal year ended December 31, 2025. The Board of Directors of the Fund met ten times during the fiscal year ended December 31, 2025, including four regular quarterly meetings and multiple special meetings, and acted on various occasions by written consent. No Director that served during 2025 attended fewer than 75%

of the aggregate of the total number of meetings of the Board of Directors (held during the period for which he or she served) and the total number of meetings held by all committees of the Board of Directors on which he or she served (during the period that he or she served).

All directors of the Fund and all trustees of the Successor Fund are expected to attend at least 75% of the aggregate number of meetings of the applicable board and of the respective committees on which they serve. The Fund and Successor Fund require each Director and Trustee, as applicable, to make a diligent effort to attend all board and committee meetings. The Fund and Successor Fund encourages, but does not require, the members of the board to attend meetings of shareholders. Because the Successor Fund is newly formed, the Successor Fund did not hold a meeting of shareholders during the fiscal year ended December 31, 2025.

Committees of the Board of the Successor Fund

The Board of Trustees of the Successor Fund has established an Audit Committee and a Pricing Committee and may establish additional committees in the future. The Fund maintains substantially similar committees.

Neither the Board of Directors nor the Board of Trustees has established a standing nominating committee because they each believe the function typically served by this committee is best handled by those directors or trustees, as applicable, whose term is not expiring currently. Each board has not established a standing compensation committee because the executive officers of the Funds do not receive any direct compensation from the Funds.

The Board of Directors and the Board of Trustees are responsible for determining the fair value of the applicable Fund’s assets. Pursuant to Rule 2a-5 under the 1940 Act, each board has designated the Adviser as the Fund’s valuation designee with day-to-day responsibility for implementing the portfolio valuation process in accordance with the Adviser’s valuation policy, subject to the oversight of the applicable board.

Audit Committee

The Board of Trustees has established an Audit Committee that operates pursuant to a charter and consists of four members. The Audit Committee is composed of Messrs. Andrews (Chairman), Nestor and Wright and Ms. Bradford, each of whom is an Independent Trustee, consistent with the composition of the Audit Committee of the Fund immediately prior to the Reorganization. The Board has determined that Mr. Andrews is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K promulgated under the Exchange Act.

The Audit Committee’s responsibilities include establishing guidelines and making recommendations to the Board regarding the valuation of the Successor Fund’s loans and investments, selecting the Funds’ independent registered public accounting firm, reviewing with the independent registered public accounting firm the planning, scope and results of the audit of the Successor Fund’s financial statements, pre-approving fees for services performed by the independent registered public accounting firm, reviewing the adequacy of internal control systems, reviewing annual financial statements, overseeing internal audit functions and periodic filings and receiving audit reports and financial statements. The Audit Committee also assists the Board in fulfilling its oversight responsibilities with respect to the Funds’ valuation process and oversees the Adviser’s implementation of the valuation process as valuation designee pursuant to Rule 2a-5 under the 1940 Act. The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to the Successor Fund’s valuation process.

Because the Successor Fund is newly formed, the Audit Committee of the Successor Fund did not meet during the fiscal year ended December 31, 2025. The Fund maintains a substantially similar Audit Committee. The Audit Committee of the Fund held twelve meetings during the fiscal year ended December 31, 2025.

Pricing Committee

The Board of Trustees of the Successor Fund has established a Pricing Committee that will operate pursuant to a charter and consist of two members. The Pricing Committee is composed of Mr. Nestor and Ms. Pace, consistent with the composition of the Pricing Committee of the Fund immediately prior to the Reorganization.

The principal goals of the Pricing Committee are to approve the offering price of shares of the Successor Fund in accordance with the Successor Fund’s valuation policy and to ensure that the Successor Fund does not sell its shares at a price below the net asset value of such shares, to the extent required by applicable law. Pursuant to the charter of the Pricing Committee, the Pricing Committee has the authority to approve the offering price of shares of the Successor Fund so long as such offering price does not change in excess of 5% above or below the net asset value per share most recently approved by the Board.

Because the Successor Fund is newly formed, the Pricing Committee of the Successor Fund did not meet during the fiscal year ended December 31, 2025. The Fund maintains a substantially similar Pricing Committee. The Pricing Committee of the Fund met or acted by written consent twelve times during the fiscal year ended December 31, 2025.

Trustee Nominations

The Board of Trustees has not established a standing nominating committee because it believes the function typically served by this committee is best handled by those Trustees whose term is not expiring currently.

The Board of Trustees seeks candidates who possess the background, skills and expertise to make a significant contribution to the Board of Trustees, the Successor Fund and its shareholders. In considering possible candidates for election as a Trustee, the Board of Trustees takes into account, in addition to such other factors as it deems relevant, the desirability of selecting Trustees who, among other things: have public or private sector stature sufficient to instill confidence; have high personal and professional integrity; have good business sense; have sufficient time available to devote to the affairs of the Successor Fund and are able to commit the necessary time to prepare for and attend meetings; are not financially dependent on trustee retainer and meeting fees; have a general understanding of financial issues, investing, financial markets and technology; have an understanding of credit markets and fixed income markets; have familiarity with the securities industry; have a general understanding of balance sheets and operating statements; have first-hand knowledge of investing; have experience working in a highly regulated and complex legal framework; have a demonstrated ability to maintain independence of management and service providers while maintaining a constructive working relationship; have strong communication skills; have a demonstrated ability to contribute to Board and committee processes; have the ability to consider diverse issues and make timely, well-informed decisions; and have the ability to be qualified as an “Audit Committee Financial Expert” (desired but not required).

The Board of Trustees has not adopted a formal policy with regard to the consideration of diversity in identifying Trustee nominees. In determining whether to recommend a Trustee nominee, the Board of Trustees considers and discusses diversity, among other factors, with a view toward the needs of the Board of Trustees as a whole. The Board of Trustees generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to the Board.

The Trustees whose terms are not expiring at a meeting of shareholders select and evaluate candidates for Trustee positions in accordance with the criteria described above and are responsible for recommending nominees for approval by the Board. Candidates for Trustee may be suggested by existing Trustees, management or shareholders. Nominees recommended by shareholders will be evaluated in the same manner as any other nominee for Trustee.

The Fund approaches Director nominations in a substantially similar way.

Communications Between Shareholders and the Board

The Board of Trustees has established procedures whereby the Successor Fund’s shareholders and other interested parties may communicate with any member of the Board, the chair of any of the Board committees or with the Independent Trustees as a group by mail addressed to the applicable Trustee or Trustee group, in the care of the Secretary of the Successor Fund, Joshua Lefkowitz, Carlyle Credit Solutions, Inc., One Vanderbilt Avenue, Suite 3400, New York, NY 10017. Such communications should specify the intended recipient or recipients. All such communications, other than unsolicited commercial solicitations, will be forwarded to the appropriate Trustee, or Trustees, for review.

Board Compensation

The Fund. The Fund does not pay compensation to Directors who are Interested Directors, other than Ms. Pace, who retired from Carlyle on December 31, 2023 but continues to be treated as an Interested Director due to her financial interest in a control person of the Adviser and began receiving compensation for her service as a Director beginning on January 1, 2024. Independent Directors and Ms. Pace are entitled to receive annual cash retainer fees, fees for participating in Board and Board committee meetings and annual fees for serving as a committee chairperson.

Each Independent Director of the Fund and Ms. Pace receives the following amounts for serving as a Director of the Fund: (i) a $65,000 annual fee; (ii) for a meeting of the Board, $1,950 for each such Board meeting attended in person, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending such Board meeting, and $715 for each such Board meeting attended telephonically; (iii) for a meeting of a committee of the Board, $975 for each such committee meeting attended in person, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending such committee meeting, and $455 for each such committee meeting attended telephonically; and (iv) an annual fee of $11,700 for the Chairman of the Audit Committee.

The Independent Directors review their own compensation and recommend to the Board the appropriate level of compensation. This level of compensation may be adjusted from time to time. In conducting their review, the Independent Directors use such information as they deem relevant, including compensation paid to directors of other BDCs of similar size and the time and effort required of the Directors in fulfilling their responsibilities to the Fund. The Board determines the compensation of the Independent Directors.

The table below sets forth the compensation received by the Fund’s Directors for service during the fiscal year ended December 31, 2025:

	Fees Earned or Paid in Cash	Total Compensation from the Fund	Total Compensation from the Fund Complex(1)
Nigel D.T. Andrews, Director	$91,145	$91,145	$271,075
Leslie E. Bradford, Director	$80,120	$80,120	$238,200
John G. Nestor, Director	$80,120	$80,120	$238,200
William H. Wright II, Director	$80,120	$80,120	$238,200
Linda Pace, Director(2)	$80,120	$80,120	$238,200

(1)

Messrs. Andrews, Nestor and Wright and Mses. Bradford and Pace serve on the board of directors of CSL and, until March 27, 2025, served on the board of trustees of CSL III. The Fund and CSL are part of the Fund Complex, and CSL III was part of the Fund Complex prior to March 27, 2025. Compensation amounts shown include compensation such Directors received from the Fund, CSL and CSL III for services rendered during the fiscal year ended December 31, 2025.

(2)

Ms. Pace served as a Managing Director at Carlyle until December 31, 2023. She continues to be treated as an Interested Director due to her financial interest in a control person of the Adviser but began receiving compensation for her service as Director beginning on January 1, 2024.

The Successor Fund. The Successor Fund will pay compensation to its Independent Trustees and Ms. Pace, who retired from Carlyle on December 31, 2023 but will be treated as an Interested Trustee due to her financial interest in a control person of the Adviser. Independent Trustees and Ms. Pace will be entitled to receive annual cash retainer fees, fees for participating in Board and Board committee meetings and annual fees for serving as a committee chairperson. These Trustees are Messrs. Andrews, Nestor and Wright and Ms. Bradford.

The Successor Fund expects to compensate its Trustees in a manner identical to the compensation practices of the Fund in all material respects. The Independent Trustees of the Successor Fund will review their own compensation and recommend to the Board the appropriate level of compensation. This level of compensation may be adjusted from time to time. The Board of the Successor Fund will determine the compensation of the Independent Trustees.

PORTFOLIO MANAGEMENT

The management of the Fund’s investment portfolio is the responsibility of the Investment Adviser and the Investment Adviser has established an investment committee for the Fund (the “Private Credit Investment Committee”). A majority of the members of the Private Credit Investment Committee must approve each new investment that the Fund makes. The biographical information of the members of the Private Credit Investment Committee is set forth below. The Private Credit Investment Committee has delegated approval of certain amendments, follow-on investments with existing borrowers, investments below certain size thresholds (existing or new borrowers), and other matters as determined by the Private Credit Investment Committee to the Direct Lending Investment Committee, which is comprised of senior members of the direct lending leadership team including Alex Chi and Thomas Hennigan. Within that framework, Mr. Chi, the Fund’s Chief Executive Officer, and Mr. Hennigan, the Fund’s President, Chief Financial Officer and Chief Risk Officer, have day-to-day responsibility for the Fund’s investment portfolio. As of June 30, 2026, Mr. Chi and Mr. Hennigan also manage registered investment companies, other pooled investment vehicles and other accounts, as indicated below.

The following table sets forth the members of the Private Credit Investment Committee. No member of the Private Credit Investment Committee is employed by the Fund and no member receives compensation from the Fund in connection with his or her Private Credit Investment Committee or portfolio management activities.

Name	Position
Mark Jenkins	Partner, Co-President, Head of Carlyle Global Credit & Insurance

Alex Popov	Partner, Head of Opportunistic Credit

Alex Chi	Partner, Deputy Chief Investment Officer of Global Credit and Head of U.S. Direct Lending; Chief Executive Officer of the Fund and Successor Fund

Bruce Rosenblum	Partner, Chair of Carlyle Conflicts and Allocations Committees

Lauren Basmadjian	Partner, Global Head of Liquid Credit

Taj Sidhu(1)	Partner, Head of European & Asian Private Credit

Brian Marcus	Partner, Head of Cross Platform Investing for Global Credit

(1)	Non-voting member

For biographical information of Mr. Chi and Mr. Hennigan see above “—Management of the Fund and Successor Fund”. The biographical information of the members of the Private Credit Investment Committee, excluding Mr. Chi, is set forth below.

Mark Jenkins is the Co-President and Head of Global Credit & Insurance. He is based in New York. He is also a member of Carlyle’s Leadership Committee. Prior to joining Carlyle, Mr. Jenkins was a Senior Managing

Director at Canada Pension Plan Investment Board (“CPPIB”) and responsible for leading CPPIB’s Global Private Investment Group with approximately CAD$56 billion of AUM. He was Chair of the Credit Investment Committee, Chair of the Private Investments Committee and also managed the portfolio value creation group. While at CPPIB, Mr. Jenkins founded CPPIB Credit Investments, which is a multi-strategy platform making direct principal credit investments. He also led CPPIB’s acquisition and oversight of Antares Capital and the subsequent expansion in middle-market lending. Prior to CPPIB he was Managing Director, Co-Head of Leveraged Finance Origination and Execution for Barclays Capital in New York. Before Barclays, Mr. Jenkins worked for 11 years at Goldman Sachs & Co. in senior positions within the Fixed Income and Financing Groups in New York. Mr. Jenkins earned a Bachelor of Commerce degree from Queen’s University. He served on the boards of Wilton Re, Teine Energy, Antares Capital and Merchant Capital Solutions.

Alex Popov is Head of Opportunistic Credit. Prior to joining Carlyle, Mr. Popov was a Managing Director at HPS Investment Partners (f/k/a Highbridge Principal Strategies) where he led investments in the U.S. for HPS Mezzanine Funds and was a member of the investment committee for HPS Mezzanine Fund III and HPS’ firm-wide Credit Committee. Mr. Popov founded and led the firm’s real estate credit platform. Before joining HPS, Mr. Popov worked at Oaktree Capital Management. focusing on credit investments across sectors. Earlier in his career, he worked at American Capital Strategies and Donaldson, Lufkin & Jenrette (DLJ). Mr. Popov received his undergraduate degree from Cornell University and his MBA from NYU Stern School of Business.

Bruce Rosenblum is the Chair of Carlyle Conflicts and Allocations Committees and is based in Washington, DC. From 2000 through 2008, Mr. Rosenblum was an investment professional in the U.S. Buyout group, focusing on the telecommunications and media sectors. In 2008, he joined Carlyle’s Executive Group, where he has been involved in various aspects of the firm’s operations, including corporate finance, strategic transactions, risk management and conflicts resolution. From 2011 to 2021 he served as the firm’s Chief Risk Officer. Prior to joining Carlyle in 2000, Mr. Rosenblum was a Partner and Executive Committee member at the law firm of Latham & Watkins, where he practiced for 18 years, specializing in mergers and acquisitions and corporate finance. Before joining Latham, Mr. Rosenblum served as a law clerk to Chief Justice Warren E. Burger on the U.S. Supreme Court. Mr. Rosenblum is a graduate of Yale University and received his JD from Columbia Law School

Lauren Basmadjian is the Global Head of Carlyle Liquid Credit, where she is a Portfolio Manager focused on Leveraged Loans and Structured Credit. She is based in New York and sits on the Investment Committees for all of Carlyle’s U.S. Loan and CLO investing activities. Ms. Basmadjian joined Carlyle in 2020 after 19 years at Octagon Credit Investors, where she was a Senior Portfolio Manager and member of the Investment Committee. Prior to becoming a Portfolio Manager, Ms. Basmadjian managed Octagon’s workout efforts and oversaw the leisure & entertainment, retail, consumer products, business services, food & beverage, and technology industries. Before joining Octagon, Ms. Basmadjian worked in the Acquisition Finance Group at Chase Securities, Inc. She graduated Cum Laude from the Stern School of Business at New York University with a B.S. in Finance and Economics.

Taj Sidhu is Head of European & Asian Private Credit, based in London. Prior to joining Carlyle, Mr. Sidhu was a Managing Director and Head of European Private Credit for Oz Management (Och-Ziff) where he worked for almost 14 years. Mr. Sidhu led Private Credit in Europe, was a member of Oz Management’s Global Commitments Committee, European Institutional Credit Strategies Investment Committee and European Executive Committee. Mr. Sidhu joined Oz Management in 2004 and during his tenure, he was involved in a broad spectrum of the firm’s investment strategies. Prior to joining Oz Management, Mr. Sidhu was an Investment Banking Associate at Merrill Lynch in the Financial Sponsors and Leveraged Finance Groups. Mr. Sidhu has a BS in Mathematics from the University of Warwick Mathematics Institute.

Brian Marcus is Head of Cross Platform Investing for Global Credit. He is a portfolio manager for a number of credit vehicles, including Carlyle Tactical Private Credit Fund (“CTAC”). He is based in New York. Prior to joining Carlyle, Mr. Marcus was with Morgan Stanley, where he focused on principal investments on behalf of the firm. Previously, Mr. Marcus worked at Lehman Brothers in the Mergers and Acquisitions group, where he concentrated on the media and telecommunications industries. Mr. Marcus received a BS in economics from The Wharton School at the University of Pennsylvania. Mr. Marcus currently maintains Series 7, 55 and 63 licenses.

The table below shows the dollar range of shares of common stock beneficially owned by the Fund’s portfolio managers as of June 30, 2026.

Name	Aggregate Dollar Range of Equity Securities in The Fund(1)
Mark Jenkins	[●]
Alex Popov	[●]
Alex Chi	[●]
Bruce Rosenblum	[●]
Lauren Basmadjian	[●]
Taj Sidhu	[●]
Brian Marcus	[●]
Thomas Hennigan	[●]

(1)	Dollar ranges are as follows: none, $1–$10,000, $10,001–$50,000, $50,001–$100,000, $100,001–$500,000, $500,001–$1,000,000 or over $1,000,000.

The Private Credit Investment Committee members were also primarily responsible for the day-to-day management of the portfolio of certain registered investment companies, other pooled investment vehicles and other accounts, as indicated below. As of June 30, 2026, Alex Chi and Thomas Hennigan also manage registered investment companies, other pooled investment vehicles and other accounts, as indicated below.

Name		Number of Accounts		Assets of Accounts (in billions)		Number of Accounts Subject to a Performance Fee		Assets Subject to a Performance Fee (in billions)
Alex Chi	Registered Investment Companies	[	●]	[	●]	[	●]	[	●]
Other Pooled Investment Vehicles
Other Accounts
Thomas Hennigan	Registered Investment Companies	[	●]	[	●]	[	●]	[	●]
Other Pooled Investment Vehicles
Other Accounts

INVESTMENT MANAGEMENT AGREEMENT

Carlyle Global Credit Investment Management L.L.C. (“CGCIM” or the “Adviser”), a Delaware limited liability company, acts as the investment adviser to the Fund and the Successor Fund. The Adviser’s principal business address is One Vanderbilt Avenue, Suite 3400, New York, NY 10017.

The Fund

The Adviser provides investment advisory services to the Fund pursuant to the terms of the Amended and Restated Investment Advisory Agreement, dated as of January 21, 2022, between the Adviser and the Fund (the “Fund Advisory Agreement”). The Fund Advisory Agreement had an initial term of two years from its effective date and will continue in effect from year to year thereafter if such continuance is approved annually by (i) the Board of Directors or by a vote of a majority of the outstanding voting securities of the Fund and (ii) a majority of the Independent Directors, in each case in accordance with the requirements of the 1940 Act. The Fund Advisory Agreement may be terminated at any time, without payment of any penalty, upon 60 days’ written notice by the vote of a majority of the outstanding voting securities of the Fund, by the Board of Directors or by the Adviser, and will terminate automatically in the event of its assignment (as defined in the 1940 Act).

Subject to the supervision of the Board of Directors, the Adviser manages the investment and reinvestment of the Fund’s assets in accordance with the Fund’s investment objective, policies and restrictions. Among other responsibilities, the Adviser determines the composition of the Fund’s portfolio, identifies, evaluates, structures and negotiates investments, monitors portfolio investments, determines the securities and other assets to be purchased, retained or sold, performs due diligence on prospective portfolio companies, assists with the valuation of the Fund’s assets, arranges financings on behalf of the Fund when appropriate and provides such other investment advisory, research and related services as may be required. The Adviser has the authority to effectuate the Fund’s investment decisions, including the execution and delivery of documents relating to the Fund’s investments and the placement of purchase and sale orders on behalf of the Fund. The services of the Adviser are not exclusive, and the Adviser may provide similar services to other clients and engage in other business activities, subject to the terms of the Fund Advisory Agreement.

Compensation of the Adviser

Pursuant to the Fund Advisory Agreement, the Fund pays the Adviser a management fee and an incentive fee. The management fee is calculated at an annual rate of 1.00% of the sum of (i) the value of the Fund’s net assets as of the end of the immediately preceding calendar quarter plus (ii) the aggregate amount of capital drawn from stockholders (or reinvested in the Fund pursuant to the Fund’s dividend reinvestment plan) during the current calendar quarter minus (iii) the aggregate amount of distributions made by the Fund during the current calendar quarter (but, with respect to distributions, only to the extent such distributions were not declared and accounted for on the books and records of the Fund in a previous quarter). The management fee is payable quarterly in arrears. The incentive fee consists of two components that are largely independent of each other and may result in incentive fees being earned and paid on income or on capital gains.

The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals 12.5% of pre-incentive fee net investment income for the immediately preceding calendar quarter, subject to a preferred return of 1.25% per quarter (5.0% annualized), or “hurdle rate,” and a “catch-up” feature. The second part is determined and payable in arrears as of the end of each calendar year in an amount equal to 12.5% of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses on a cumulative basis and unrealized capital depreciation less the aggregate amount of any previously paid capital gain incentive fees, provided that no incentive fee on capital gains is payable to the Adviser unless cumulative total return exceeded a 5.0% annual return on weighted average cumulative capital called less cumulative distributions categorized as returned capital.

The following table describes the base management fees and incentive fees accrued under the Fund Advisory Agreement during the years ended December 31, 2025, 2024, and 2023 (dollar amounts in the table below are presented in thousands):

	Year Ended December 31,
	2025	2024	2023
Base management fees	$15,255	$11,520	$10,864
Incentive fees	$20,889	$18,801	$19,941

Total base management fees and incentive fees	$36,144	$30,321	$30,805

Accrued capital gains incentive fees are based upon the cumulative net realized and unrealized appreciation (depreciation) from inception. Accordingly, the accrual for any capital gains incentive fee under U.S. GAAP in a given period may result in an additional expense if such cumulative amount is greater than in the prior period or a reduction of previously recorded expense if such cumulative amount is less than in the prior period. If such cumulative amount is negative, then there is no accrual. For the years ended December 31, 2025, 2024 and 2023, there were no accrued or realized capital gains incentive fees.

As of December 31, 2025 and 2024, $10,013 and $8,738, respectively, were included in management and incentive fees payable in the Consolidated Statements of Assets and Liabilities included in Part II of the Fund’s Annual Report on Form 10-K (File No. 814-01248) for the fiscal year ended December 31, 2025.

Administrative Services

The Fund has entered into a separate administration agreement (the “Fund Administration Agreement”), dated as of April 18, 2017, with Carlyle Global Credit Administration L.L.C. (the “Administrator”), an affiliate of the Adviser. Unless terminated earlier, the Administration Agreement will renew automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (i) the vote of the Board of Directors or by a majority vote of the outstanding voting securities of the Fund and (ii) the vote of a majority of the Fund’s Independent Trustees. The Administration Agreement may not be assigned by a party without the consent of the other party and may be terminated by either party without penalty upon at least 60 days’ written notice to the other party.

Pursuant to the Administration Agreement, the Administrator provides services and receives reimbursements equal to an amount that reimburses the Administrator for its costs and expenses and the Fund’s allocable portion of overhead incurred by the Administrator in performing its obligations under the Administration Agreement, including the Fund’s allocable portion of the compensation paid to or compensatory distributions received by the Fund’s officers (including the Chief Financial Officer and Chief Compliance Officer) and their respective staffs who provide services to the Fund, operations personnel who provide services to the Fund and any internal audit personnel, to the extent internal audit performs a role in the Fund’s internal control assessment under the Sarbanes-Oxley Act of 2002, as amended. For the years ended December 31, 2025, 2024 and 2023, the Fund incurred $1,680,000, $1,791,000 and $1,426,000, respectively, in fees under the Administration Agreement.

Sub-Administrative Services

On June 26, 2017, the Administrator entered into a sub-administration agreement with Carlyle Employee Co. (the “Carlyle Sub-Administration Agreement”). Pursuant to the Carlyle Sub-Administration Agreement, Carlyle Employee Co. provides the Administrator with access to personnel.

On June 22, 2017, the Administrator entered into a sub-administration agreement with State Street Bank and Trust Company (the “State Street Sub-Administration Agreement” and, together with the Carlyle Sub-Administration Agreement, the “Sub-Administration Agreements”).

Unless terminated earlier, the State Street Sub-Administration Agreement renews automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (i) the vote of the Board of Directors or by a majority vote of the outstanding voting securities of the Fund and (ii) the vote of a majority of the Fund’s Independent Trustees.

Pursuant to the State Street Sub-Administration Agreement, State Street Bank and Trust Company provides sub-administrative services in connection with the administration of the Fund.

For the years ended December 31, 2025, 2024 and 2023, the Fund incurred $1,065,000, $840,000 and $795,000, respectively, in fees under the State Street Sub-Administration Agreement.

The Successor Fund

The Adviser will provide investment advisory services to the Successor Fund pursuant to the terms of an Investment Advisory Agreement (the “Successor Fund Investment Advisory Agreement”) on substantially the same terms as the Fund Investment Advisory Agreement. The Successor Fund Investment Advisory Agreement will have an initial term expiring two years after the date of its execution, and may be continued in effect from year to year thereafter subject to the approval thereof by (1) the Board of Trustees or (2) vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Successor Fund; provided that in either event the continuance must also be approved by a majority of the Independent Trustees, by vote cast in person at a meeting called for the purpose of voting on such approval.

The Successor Fund Investment Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by the vote of a majority of the outstanding voting securities of the Successor Fund, by the vote of the Board of Trustees or by the Adviser, and will terminate automatically upon its assignment (as defined in the 1940 Act and the rules thereunder). The Successor Fund Investment Advisory Agreement is expected to provide for the payment by the Successor Fund of a management fee and an incentive fee to the Adviser on substantially the same terms as the Fund Advisory Agreement, including a management fee calculated at an annual rate of 1.00% of the Successor Fund’s net assets (calculated on a basis substantially similar to that described above with respect to the Fund) and an incentive fee consisting of two components that are largely independent of each other and may result in incentive fees being earned and paid on income or on capital gains.

Pursuant to a separate administration agreement between the Successor Fund and the Administrator (the “Successor Fund Administration Agreement”) on substantially the same terms as the Fund Administration Agreement, the Administrator will provide services and receive reimbursements equal to an amount that reimburses the Administrator for its costs and expenses and the Successor Fund’s allocable portion of overhead incurred by the Administrator in performing its obligations under the Successor Fund Administration Agreement. Such reimbursements are expected to include the Successor Fund’s allocable portion of the compensation paid to or compensatory distributions received by the Successor Fund’s officers (including the Chief Financial Officer and Chief Compliance Officer) and their respective staffs who provide services to the Successor Fund, operations personnel who provide services to the Successor Fund and any internal audit personnel, to the extent internal audit performs a role in the Successor Fund’s internal control assessment under the Sarbanes-Oxley Act of 2002, as amended.

The Successor Fund will reimburse the Administrator for its actual costs incurred in providing these administrative services on substantially the same basis as the Fund.

Pursuant to a separate sub-administration agreement between the Administrator and Carlyle Employee Co. relating to the Successor Fund (the “Successor Fund Carlyle Sub-Administration Agreement”) on substantially the same terms as the Carlyle Sub-Administration Agreement, Carlyle Employee Co. will provide the Administrator with access to personnel in connection with the administration of the Successor Fund.

In addition, pursuant to a sub-administration arrangement between the Administrator and State Street Bank and Trust Company on substantially the same terms as the State Street Sub-Administration Agreement, State Street will provide sub-administrative services in connection with the administration of the Successor Fund.

Allocation of Investment Opportunities and Potential Conflicts of Interest

The Investment Adviser, its investment professionals, the Fund’s executive officers and directors, and other current and future principals of the Investment Adviser serve or may serve as investment advisers, officers, directors or principals of entities or investment funds that operate in the same line of business as the Fund or a related line of business and/or investment funds, accounts and other similar arrangements advised by Carlyle.

An affiliated investment fund, account or other similar arrangement currently formed or formed in the future and managed by the Investment Adviser or its affiliates may have overlapping investment objectives and strategies with those of the Fund and, accordingly, may invest in asset classes similar to those targeted by the Fund. This creates potential conflicts in allocating investment opportunities among the Fund and such other investment funds, accounts and similar arrangements, particularly in circumstances where the availability or liquidity of such investment opportunities is limited or where co-investments by the Fund and other funds, accounts or similar arrangements are not permitted under applicable law, as discussed below.

For example, Carlyle sponsors several investment funds, accounts and other similar arrangements, including, without limitation, structured credit funds, closed-end registered investment companies, BDCs, carry funds and managed accounts, and it may sponsor others in the future. The SEC has granted the Fund exemptive relief that permits the Fund and certain of its affiliates to co-invest in suitable negotiated investments (the “Exemptive Relief”). If Carlyle is presented with investment opportunities that generally fall within the Fund’s investment objective and other Board-established criteria and those of other Carlyle funds, accounts or other similar arrangements (including other existing and future affiliated BDCs), whether focused on a debt strategy or otherwise, Carlyle allocates such opportunities among the Fund and such other Carlyle funds, accounts or other similar arrangements in a manner consistent with the Exemptive Relief, the Investment Adviser’s allocation policies and procedures and Carlyle’s other allocation policies and procedures, where applicable. More specifically, investment opportunities in suitable negotiated investments for investment funds, accounts and other similar arrangements managed by the Investment Adviser, and other funds, accounts or similar arrangements managed by affiliated investment advisers that seek to co-invest with the Fund or other Carlyle BDCs, are allocated in accordance with the Exemptive Relief. Investment opportunities for all other investment funds, accounts and other similar arrangements not managed by the Investment Adviser are allocated in accordance with their respective investment advisers’ and Carlyle’s other allocation policies and procedures. Such policies and procedures may result in certain investment opportunities that are attractive to the Fund being allocated to other funds that are not managed by the Investment Adviser. Carlyle’s, including the Investment Adviser’s, allocation policies and procedures are designed to allocate investment opportunities fairly and equitably among its clients over time, taking into account a variety of factors, which may include the sourcing of the transaction, the nature of the investment focus of each such other Carlyle fund, account or similar arrangement, each fund’s, account’s or similar arrangement’s desired level of investment, the relative amounts of capital available for investment, the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals, any requirements contained in the limited partnership agreements and other governing agreements of the Carlyle funds, accounts or other similar arrangements and other considerations deemed relevant by Carlyle in good faith, including suitability considerations and reputational matters. The application of these considerations may cause differences in the performance of different Carlyle funds, accounts and similar arrangements that have similar strategies.

Because the Fund is a BDC, the Fund is not generally permitted to make loans to companies controlled by Carlyle or other funds managed by Carlyle. The Fund is also not permitted to make any co-investments with clients of the Investment Adviser or its affiliates (including any fund managed by Carlyle) without complying with the Exemptive Relief, subject to certain exceptions, including with respect to downstream affiliates. Co-investments made under the Exemptive Relief are subject to compliance with the conditions and other requirements contained in the Exemptive Relief, which could limit the Fund’s ability to participate in a co-investment transaction. The Fund may also co-invest with funds managed by Carlyle or any of its downstream affiliates, subject to compliance with applicable laws and regulations, existing regulatory guidance and the Investment Adviser’s and Carlyle’s other allocation policies and procedures.

While Carlyle and the Investment Adviser seek to implement their respective allocation processes in a fair and equitable manner under the particular circumstances, there can be no assurance that such processes will result in equivalent allocation of or participation in investment opportunities or equivalent performance of investments allocated to the Fund as compared to other entities. In some cases, due to information barriers that are in place, the Fund and other Carlyle investment funds, accounts or similar arrangements may compete with each other for specific investment opportunities without being aware that they are competing with each other. Carlyle has a conflict system in place above these information barriers to identify potential conflicts early in the process and determine whether an allocation decision needs to be made or whether an investment is precluded. If the conflict system detects a potential conflict, Carlyle’s legal and compliance departments assess investment opportunities to determine whether a particular investment opportunity is required to be allocated to a particular investment fund, account or similar arrangement (including the Fund) or is prohibited from being allocated to a particular investment fund, account or similar arrangement. Subject to a determination by the legal and compliance departments, portfolio management teams and, as applicable, the Investment Adviser’s allocation committees are then charged with ensuring that investment opportunities are allocated to the appropriate investment fund, account or similar arrangement in accordance with the Investment Adviser’s allocation policies and procedures. In addition, in some cases Carlyle and the Investment Adviser may make investment recommendations to investment funds, accounts and other similar arrangements where such investment funds, accounts and other similar arrangements make the investment independently of Carlyle and the Investment Adviser. As a result, there are circumstances where investments appropriate for the Fund are instead allocated, in whole or in part, to such other investment funds, accounts or similar arrangements irrespective of the Investment Adviser’s and Carlyle’s other policies and procedures regarding allocation of investments. Where Carlyle otherwise has discretion to allocate investment opportunities among various funds, accounts and similar arrangements, Carlyle may determine to allocate such investment opportunities away from the Fund.

During periods of unusual market conditions, the Investment Adviser may deviate from its normal trade allocation practices. For example, this may occur with respect to the management of unlevered and/or long-only investment funds, accounts or similar arrangements that are typically managed on a side-by-side basis with levered and/or long-short investment funds, accounts or similar arrangements.

Following the Reorganization, substantially similar actual and potential conflicts of interest will apply to the Successor Fund, the Investment Adviser and their respective affiliates.

Expenses

The Adviser bears all of its own costs incurred in providing investment advisory services to the Funds. As described below, however, the Funds bear all other expenses incurred in their respective business, including amounts that the Funds reimburse to the Administrator for certain administrative services that the Administrator provides or arranges at its expense to be provided to the Fund pursuant to the Fund Administration Agreement or the Successor Fund pursuant to the Successor Fund Administration Agreement.

The Successor Fund will bear substantially the same expenses as borne by the Fund. These include:

•	organization expenses and initial offering costs incurred prior to the filing of the Fund’s election to be treated as a business development company;

•	costs associated with any offerings of the Fund’s common shares and other securities;

•	costs of calculating the Fund’s net asset value, including the costs and expenses of any independent valuation firms;

•

expenses, including travel expenses, incurred by the Adviser, members of the investment team or payable to third parties in performing due diligence on prospective portfolio companies and, if necessary, expenses of enforcing the Fund’s rights;

•	management fees and incentive fees payable to the Adviser;

•	certain costs and expenses relating to distributions paid on the Fund’s shares;

•	administration fees payable under the Fund Administration Agreement and any sub-administration agreements, including related expenses;

•	debt service and other costs of borrowings or other financing arrangements;

•	allocated costs incurred by the Adviser in providing managerial assistance to portfolio companies that request such assistance;

•	amounts payable to third parties relating to, or associated with, making or holding investments;

•	costs associated with subscriptions to data services, research-related subscriptions and expenses, and quotation equipment and services used in making or holding investments;

•	transfer agent and custodial fees;

•	costs of hedging;

•	commissions and other compensation payable to brokers or dealers;

•	federal and state registration fees;

•	federal, state and local taxes, including any excise taxes;

•	fees and expenses of Independent Directors and Trustees;

•

costs of preparing financial statements and maintaining books and records, costs of preparing tax returns, costs of Sarbanes-Oxley compliance and attestation, costs of filing reports and other documents with the SEC and other regulatory authorities, other reporting and compliance costs, including registration and listing fees, and the compensation of professionals responsible for the preparation or review of such materials;

•

costs of reports, proxy statements and other notices to shareholders (including printing and mailing costs), costs of shareholder meetings and compensation of investor relations personnel responsible for the preparation of such materials and related matters;

•	costs of specialty and custom software for monitoring risk, compliance and the investment portfolio, including development costs;

•	fidelity bond expenses;

•	trustees’ and officers’ errors and omissions liability insurance and other insurance premiums;

•	indemnification payments;

•	direct fees and expenses associated with independent audits, agency, consulting and legal services; and

•

all other expenses incurred by the Fund or the Administrator in connection with administering the Fund’s business, including amounts reimbursable to the Administrator for its costs and expenses and the Fund’s allocable portion of overhead incurred in performing its obligations under the Fund Administration Agreement, including compensation and related expenses of personnel providing services to the Fund, operations personnel and internal audit personnel to the extent internal audit performs a role in the Fund’s Sarbanes-Oxley internal control assessment.

Except as otherwise described in the Joint Proxy Statement/Prospectus, the Funds will reimburse the Adviser and the Administrator for any of the above expenses that the Adviser or the Administrator pays on the Funds’ behalf, including administrative expenses incurred on the Funds’ behalf.

BUSINESS OF THE FUND

The information in “Item 1. Business” and “Item 3. Legal Proceedings” in Part I of the Fund’s Annual Report on Form 10-K (File No. 814-01248) for the fiscal year ended December 31, 2025 and the information in “Item 1. Legal Proceedings” in Part II of the Fund’s Quarterly Reports on Form 10-Q (File No. 814-01248) for the fiscal quarter ended March 31, 2026 is incorporated herein by reference.

FINANCIAL HIGHLIGHTS OF THE FUND

The information in “Item 8. Financial Statements and Supplementary Data — Note 10 — Consolidated Financial Highlights” in Part II of the Fund’s Annual Report on Form 10-K (File No. 814-01248) for the fiscal year ended December 31, 2025 and the information in “Item 1. Financial Statements — Note 10 — Consolidated Financial Highlights” in Part I of the Fund’s Quarterly Reports on Form 10-Q  (File No. 814-01248) for the fiscal quarter ended March 31, 2026 is incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE FUND

The information in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II of the Fund’s Annual Report on Form 10-K (File No. 814-01248) for the fiscal year ended December 31, 2025 and the information in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part I of the Fund’s Quarterly Reports on Form  10-Q (File No. 814-01248) for the fiscal quarter ended March 31, 2026 is incorporated herein by reference.

PORTFOLIO COMPANIES OF THE FUND

The following table sets forth certain information as of June 30, 2026 for each portfolio company in which the Fund had a debt or equity investment. The Fund’s only formal relationships with its portfolio companies are the managerial assistance ancillary to the Fund’s investments and the board observation or participation rights the Fund may receive. [As defined by the 1940 Act, the Fund “controls” [●] of its portfolio companies, and is considered an “affiliate” of [●] of its portfolio companies. In general, under the 1940 Act, The Fund would be presumed to “control” a portfolio company if the Fund owned more than 25% of its voting securities and would be an “affiliate” of a portfolio company if the Fund owned more than 5% of its outstanding voting securities.]

[●]

Upon completion of the Reorganization, the portfolio companies of the Fund will be portfolio companies of the Successor Fund.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS OF THE FUND AND THE SUCCESSOR FUND

The following table sets forth, as of [●], 2026, the beneficial ownership information of each current director, including the nominees for director, of the Fund, as well as the Fund’s executive officers, each person known to it to beneficially own 5% or more of the outstanding shares of the Fund’s common stock, and the executive officers and directors as a group. Percentage of beneficial ownership is based on [●] shares of the Fund’s common stock outstanding as of [●], 2026.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own 5% or more of the shares of the Fund’s common stock is based upon filings by such persons with the SEC and other information obtained from such persons, if available.

Unless otherwise indicated, the Fund believes that each beneficial owner set forth in the table below has sole voting and investment power over the shares beneficially owned by such beneficial owner. The directors are divided into two groups — Interested Directors and Independent Directors. Unless otherwise indicated by footnote, the address of all executive officers and directors is c/o Carlyle Credit Solutions, Inc., One Vanderbilt Avenue, Suite 3400, New York, NY 10017.

Immediately following the Reorganization, the Successor Fund is expected to have the same shareholders as the Fund immediately prior to the Reorganization, with each Fund stockholder receiving Successor Fund shares of the same class as such stockholder’s Fund shares in exchange therefor.

Name of Individual or Identity of Group	Number of Shares of Common Stock Beneficially Owned(1)	Percent of Common Stock Beneficially Owned(1)
Directors, Director Nominees and Executive Officers:
Interested Directors
Alex Chi	—	—
Linda Pace	—	—
Thomas M. Hennigan(2)	[●]	*
Independent Directors
Nigel D.T. Andrews	—	—
Leslie E. Bradford	—	—
John G. Nestor	—	—
William H. Wright II	—	—
Executive Officers Who Are Not Directors
Nelson Joseph	—	—
Joshua Lefkowitz	—	—
Michael Hadley	—	—
All Directors and Executive Officers as a Group (10 persons)	[●]	*
Non-Executive Officers
Frank Taylor	—	—
All Directors and Officers as a Group (11 persons)	[●]	*
Five-Percent Stockholders:
The Nomura Trust and Banking Co, Ltd. as Trustee of 311266 — Nomura Private Series(3)	[●]	[●]
The Saudi National Bank(4)	[●]	[●]
The Nomura Trust and Banking Co, Ltd. as Trustee of 311289 — Nomura Private Series(5)	[●]	[●]
The Nomura Trust and Banking Co, Ltd. as Trustee of 311265 — Nomura Private Series(6)	[●]	[●]
Moneda CARS Fondo De Inversion(7)	[●]	[●]

*	Represents less than one tenth of one percent.

(1)

For purposes of this table, a person or group is deemed to have “beneficial ownership” of any shares of the Fund’s common stock as of a given date which such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days after such date. For purposes of computing the percentage of outstanding shares of the Fund’s common stock held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of determining the percentage of shares beneficially owned for such person, but is not deemed to be outstanding for the purpose of computing the percentage of beneficial ownership of any other person (except in the case of directors and executive officers as a group). Except as otherwise noted, each beneficial owner of more than five percent of the Fund’s common stock and each director and executive officer has sole voting and/or investment power over the shares reported.

(2)	Consists of [●] shares of common stock directly owned by Mr. Hennigan.
(3)

Consists of [●] shares of common stock directly owned by The Nomura Trust and Banking Co, Ltd. (“Nomura”) as Trustee of 311266 — Nomura Private Series. The address of Nomura is 2-2-2, Otemachi, Chiyoda-Ku, Tokyo 100-0004, Japan. Nomura has contractually agreed with the Fund that, for so long as it owns more than 3% of the total outstanding shares of the Fund’s common stock, it will vote such shares in the same proportion as the vote of all other stockholders of the Fund.

(4)

Consists of [●] shares of common stock directly owned and [●] shares of common stock owned by a Cayman vehicle, a subsidiary and an investment vehicle for which that subsidiary serves as general partner. The address of The Saudi National Bank is Bahrain World Trade Center, 27th Floor, P.O. Box 10363, Manama 316, Bahrain.

(5)

Consists of [●] shares of common stock directly owned by Nomura as Trustee of 311289 — Nomura Private Series. The address of Nomura is 2-2-2, Otemachi, Chiyoda-Ku, Tokyo 100-0004, Japan. Nomura has contractually agreed with the Fund that, for so long as it owns more than 3% of the total outstanding shares of the Fund’s common stock, it will vote such shares in the same proportion as the vote of all other stockholders of the Fund.

(6)

Consists of [●] shares of common stock directly owned by Nomura as Trustee of 311265 — Nomura Private Series. The address of Nomura is 2-2-2, Otemachi, Chiyoda-Ku, Tokyo 100-0004, Japan. Nomura has contractually agreed with the Fund that, for so long as it owns more than 3% of the total outstanding shares of the Fund’s common stock, it will vote such shares in the same proportion as the vote of all other stockholders of the Fund.

(7)

Consists of [●] shares of common stock directly and beneficially owned by Moneda CARS Fondo De Inversion (“Moneda”). The address of Moneda is Isidora Goyenechea 3621, Las Condes, Region Metropolitana 7550110, Chile. Moneda has contractually agreed with the Fund that, for so long as it owns more than 3% of the total outstanding shares of the Fund’s common stock, it will vote such shares in the same proportion as the vote of all other stockholders of the Fund.

As of the [●], 2026, the Directors and executive officers of the Fund as a group beneficially owned [●] shares of the Fund’s common stock, representing less than 1% of the outstanding common shares of the Fund.

The following table sets forth, as of [●], 2026, the dollar range of the equity securities of the Fund and all of the funds in the Fund Complex overseen by the Director that is beneficially owned by each of the current directors of the Fund.

	Dollar Range of the Fund’s Common Stock Beneficially Owned in the Fund(1)(2)(3)	Aggregate Dollar Range of the Fund’s Common Stock Beneficially Owned in the Fund Complex(1)(2)(4)
Interested Directors
Alex Chi	[●]	[●]
Linda Pace	[●]	[●]
Thomas Hennigan	[●]	[●]
Independent Directors
Nigel D.T. Andrews	[●]	[●]
Leslie E. Bradford	[●]	[●]
John G. Nestor	[●]	[●]
William H. Wright II	[●]	[●]

(1)	The dollar ranges used in the above table are: None, $1—$10,000, $10,001—$50,000, $50,001—$100,000, or over $100,000.
(2)

Dollar ranges were determined using the number of shares that were beneficially owned as of the Record Date, multiplied by the Fund’s net asset value (“NAV”) per share as of [●], 2026. The dollar range of equity securities of CSL were determined using the number of shares that were beneficially owned as of the Record Date, multiplied by CSL’s NAV per share as of [●], 2026.

(3)

The Successor Fund is newly formed and therefore as of [●], 2026, no Trustees owned equity securities of the Successor Fund. Shares of the Fund held by the trustees will be converted to shares of the Successor Fund in the Reorganization.

(4)	The term “Fund Complex” refers to the Fund and CSL. Each of the Fund’s Directors oversees all of the funds in the Fund Complex.

INVESTMENT STRATEGIES AND RISKS

Investment Strategy

The Funds’ investment objective is to generate attractive risk-adjusted returns and current income primarily through assembling a portfolio of senior secured term loans to U.S. middle market companies in which private equity sponsors hold, directly or indirectly, a financial interest in the form of debt and/or equity. The Funds’ core investment strategy focuses on lending to U.S. middle market companies, which the Funds generally define as companies with approximately $25 million or greater of earnings before interest, taxes, depreciation and amortization (“EBITDA”), supported by financial sponsors. This core strategy is opportunistically supplemented with differentiated and complementary lending and investing strategies, which take advantage of the broad capabilities of The Carlyle Group Inc.’s (“Carlyle’s”) Global Credit platform while offering risk-diversifying portfolio benefits. In accordance with the best interests of the Funds’ shareholders, the Adviser monitors the Funds’ targeted investment mix as economic conditions evolve.

The Funds seek to achieve the Funds’ investment objective primarily through direct origination of secured debt instruments, including first lien senior secured loans (which may include stand-alone first lien loans, first lien/last out loans and “unitranche” loans) and second lien senior secured loans (collectively, “Middle Market Senior Loans”), with a minority of the Funds’ assets invested in broadly syndicated loans or investments that are typically higher yielding than Middle Market Senior Loans (which may include unsecured debt, mezzanine debt and investments in equities and structured products). By focusing on these opportunities, the Adviser believes it can create a portfolio that offers high potential income and returns while limiting the Funds’ risk. These strategies are described in further detail below.

Core Strategy

The Funds’ core investment strategy is expected to represent the majority of the Funds’ portfolio. In this strategy, the Funds are primarily focused on investing in established and stable U.S.-based companies with positive free cash flow that are typically owned by financial sponsors, with approximately $25 million or greater of EBITDA. The Funds seek out defensively-oriented companies that exhibit some or all of the characteristics described under “Investment Criteria” below. The core strategy is primarily invested in first-lien transactions. The Funds intend to invest primarily in loans to middle market companies whose debt, if rated, is rated below investment grade, and if not rated, would likely be rated below investment grade if it were rated (that is, below BBB- or Baa3). Generally, the Funds expect the core strategy to represent 70% to 85% of the portfolio.

Complementary Strategy

The Funds expect to invest in a complementary lending strategy, which leverages the sourcing capabilities and expertise of the broader Carlyle Global Credit platform, while offering risk-diversifying portfolio benefits. The Adviser has developed investment capabilities in broadly syndicated loans and certain specialty strategies, including junior, recurring revenue technology, asset-based, structured products and non-sponsored investing, which the Funds believe can produce enhanced yield without taking undue risk by accessing complex and specialty areas of the market. In addition, the Funds can benefit from the origination engine and sourcing capabilities elsewhere on the Carlyle Global Credit platform. Generally, the Funds expect the complementary strategy to represent 15% to 30% of the portfolio.

Investment Criteria

When identifying prospective portfolio companies for the Funds’ strategy, the Adviser typically targets investments in companies that exhibit some or all of the following characteristics at the time of investment, although not all of these criteria will necessarily be met by each prospective portfolio company:

•	EBITDA of approximately $25 million or greater;

•	a minimum of 35% original sponsor cash equity in the transaction (typically higher);

•	sustainable leading positions in their respective markets;

•	scalable revenues and operating cash flow;

•	experienced management teams with successful track records;

•	stable, predictable cash flows with low technology and market risks;

•	a diversified product offering and customer base;

•	low capital expenditure requirements;

•	a North American base of operations;

•	strong customer relationships;

•	products, services or distribution channels having distinctive competitive advantages; and

•	a defensible niche strategy or other barriers to entry.

The Investment Adviser’s investment team intends to use a disciplined, credit-driven investment strategy, including:

•

pursuing investments in senior secured loans, and aiming to maintain the appropriate allocation among the various types of senior secured loans, as well as junior debt to allow the Funds to achieve its return while maintaining its desired credit risk profile;

•	performing in-depth due diligence on companies, management teams and sponsors and conducting fundamental credit and valuation analyses;

•	seeking to structure investments to provide the Funds with security, current cash pay interest and additional upside through original issuance discount or other fees; and

•

active management of portfolio investments through ongoing dialogue with equity owners and management, monitoring of operational results, financial reports and compliance with covenants, company visits and periodic evaluation of potential exit alternatives for part or all of each investment.

Investment Types and Transaction Structures

The Funds invest primarily in transactions supported by private equity sponsors. The Funds seek to invest in the following types of assets, with an emphasis on senior debt:

•	traditional cash flow senior secured debt;

•	unitranche senior secured debt financings;

•	“last out” unitranche debt;

•	second lien senior debt;

•	traditional subordinated debt;

•	preferred and common equity co-investments;

•	secondary and other opportunistic asset purchases; and

•	structured products.

As noted above, the Funds may also from time to time participate in traditional subordinated debt financings and preferred and common equity co-investments. The Funds may also make secondary purchases of all of the above types of investments and other securities on an opportunistic basis.

In addition, the SEC has granted the Fund and certain of its affiliates exemptive relief that permits the Fund and certain of its affiliates to co-invest in suitable negotiated investments (the “Exemptive Relief”). The Funds believe that the ability to participate in co-investment transactions with other Carlyle funds and affiliates under the Exemptive Relief will permit the Funds to participate in a broader range of, and allocate a higher percentage of the Funds’ portfolio to, secured, directly negotiated investments as the Funds pursue their middle market direct lending strategy. Following the Reorganization, the Successor Fund intends to rely on the Exemptive Relief.

Investment Process

The Adviser’s investment team utilizes a rigorous, systematic and consistent investment process, refined over Carlyle’s history investing in private markets across multiple cycles, designed to achieve enhanced risk-adjusted returns. In conducting the Funds’ investment activities, the Adviser benefits from the scale, resources and experience of Carlyle and its Global Credit platform. The Funds’ investment process generally consists of the stages described below.

The Funds’ Transaction Process

Origination

The Carlyle Direct Lending investment team’s multi-channel origination model generates attractive investment opportunities through a variety of sources, including over 150 private equity firms, in addition to financial institutions, other middle market lenders, strategic relationships and arrangements, financial advisors, and experienced management teams. The origination team supplements these relationships through personal visits and marketing campaigns focused on maximizing investment deal flow. It is their responsibility to identify specific opportunities, refine opportunities through candid exploration of the underlying facts and circumstances and to apply creative and flexible solutions to solve a borrower or sponsor’s financing needs. The team of origination professionals is located in New York and Los Angeles. Each originator maintains long-standing relationships with potential sources of deal flow and is responsible for covering a specified target list of accounts, organized by geography and secondarily by sector. Carlyle believes the originators’ strengths and breadth of relationships across a wide range of markets generate numerous financing opportunities, which enable it to be highly selective through its diligence and investment process, with [●]% of new investment opportunities screened over the past 12 months closing. The investment team of Carlyle Direct Lending has cultivated very strong relationships with private equity sponsors with whom it works closely in sourcing and executing transactions. Carlyle believes that borrowers benefit from full financing solutions, access to the vast Carlyle network, and reliable execution.

Underwriting

The underwriting process is led by an experienced team of senior underwriters that are organized by sector and benefit from a deep base of shared information enabled by platform integration, as well as Carlyle resources. The typical deal timeline is sixty to ninety days and follows a multi-faceted four-step process:

1.

Screening. The deal team reviews marketing materials and industry reports, compiles debt and equity comparables, reaches out to industry experts within the Carlyle network, identifies key credit strengths and risks and formulates a view on structure. The deal team then presents an initial analysis through a screening memo to the Screening Committee for high-level feedback and a decision to move forward with additional credit work. The Screening Committee is comprised of senior members of the direct lending leadership team. Based on feedback from the committee, the deal team will prepare and disseminate an outcomes email that documents the takeaways from the meeting, including preferred financing structure as well as terms, key diligence items and next steps.

2.	Formal Review. Following an indication from the Screening Committee to move forward in the diligence process, the deal team will compile a detailed diligence list and prepare for in-depth credit analysis. During this process, the deal team works closely with the private equity sponsor / borrower in all aspects of due diligence. Formal due diligence includes meeting with the management team, reviewing the data room and performing key financial analyses, creating a detailed financial model with sensitivities assuming various market environments, reviewing sell-side and third-party research, which includes industry reports and financial diligence, following up with industry experts within the Carlyle network for additional feedback, and drafting the commitment papers and term sheet.

As part of the extensive due diligence process, the deal team fully leverages all internal Carlyle resources to aid in investment decisions. In addition, the deal team may utilize third-party expert networks to supplement their work to gain further insight into company and industry factors from various thought leaders across the company’s markets.

The Investment Adviser incorporates formal ESG reviews into its investment process. All deals are thoroughly vetted leveraging sector- and sub-sector-specific Sustainability Accounting Standards Board standards. ESG diligence incorporates country risk assessments for corruption and anti-money laundering concerns as well. The underwriters are responsible for assessing these ESG risks and including their assessment in the deal memo that the Screening and Investment Committees will review.

The formal review part of the process is iterative and involves re-screening with members of the Screening Committee, typically two to four times over the course of the deal, to produce a fulsome investment memo and provide a full term sheet and commitment papers, subject to outstanding diligence items.

3.

Final Investment Committee Approval. After the Screening Committee has signed off on the investment memo, the deal team prepares for the Investment Committee approval process. The deal team reviews and summarizes final third-party industry work, performs outstanding ESG and regulatory due diligence, and begins drafting the definitive legal documentation for the transaction. Once the credit work for the transaction has been finalized, the deal team will finalize the investment memo and present the investment to the Investment Committee, where approval by a majority of the committee is required to approve a transaction. The Investment Committee has delegated approval of certain amendments, follow-on investments with existing borrowers, investments below certain size thresholds (existing or new platforms), and other matters as determined by the Investment Committee to the Screening Committee.

4.

Closing. Once the investment has been approved and prior to funding, the deal team will prepare a closing memo documenting any updates since approval, changes to key legal terms, and the final financial covenant analysis. Once the sponsor / borrower legal diligence, and the know your customer, anti-money laundering and legal documentation have been finalized, the transaction will close and fund.

The deal team focuses on lending to companies that it believes are performing, high quality businesses with a focus on strong fundamentals, market leadership with unique competitive advantages and high barriers to entry, positive cash flow generation on a historical and pro-forma basis including downside scenarios, and modest loan-to-value across economic cycles. The deal team crafts a fulsome memo with pages including diligence completed on a variety of topics. This includes, but is not limited to, information on the industry, financial and legal topics and company-specific considerations.

Portfolio and Risk Management

The investment team views proactive portfolio monitoring as a vital part of its investment process, which includes the ongoing review of a borrower by portfolio management, underwriting and workout professionals, with multiple layers of risk review and oversight. The investment team follows a rigorous monitoring strategy that utilizes a proprietary dashboard template for each transaction, which tracks financial performance, covenant compliance, follow-on transactions and amendments, and real-time updates to internal risk ratings based on qualitative and quantitative factors. The portfolio management process involves a variety of ongoing and scheduled reviews that allow for early detection of issues and escalation to the Investment Committee and workout team to avoid credit losses. This process includes detailed portfolio dashboard updates, weekly credit events meetings, quarterly meetings to conduct formal portfolio reviews, focused on technical analysis of financial performance and portfolio diversification, and ongoing ad-hoc meetings to handle borrower-specific requests, including follow-on transactions and amendments.

In connection with the quarterly portfolio reviews, the investment team also compiles a quarterly risk report that examines, among other things, migration in the portfolio and loan level investment mix, industry diversification, internal risk ratings, revenue, EBITDA, and leverage.

Frequency of review of individual loans is determined on a case-by-case basis, based on internal risk ratings as laid out below, total exposure and other criteria set forth by the Investment Committee. The Carlyle Direct Lending team has developed an internal risk policy which regularly assesses the risk profile of each investment and rates them based on the following categories, which are referred to as internal risk ratings.

Rating	Definition
1	Borrower is operating above expectations, and the trends and risk factors are generally favorable.

2	Borrower is operating generally as expected or at an acceptable level of performance. The level of risk to the Funds’ initial cost basis is similar to the risk to the Funds’ initial cost basis at the time of origination. This is the initial risk rating assigned to all new borrowers.

3	Borrower is operating below expectations and level of risk to the Funds’ cost basis has increased since the time of origination. The borrower may be out of compliance with debt covenants. Payments are generally current although there may be higher risk of payment default.

4	Borrower is operating materially below expectations and the loan’s risk has increased materially since origination. In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due, but generally not by more than 120 days. It is anticipated that the Funds may not recoup the Funds’ initial cost basis and may realize a loss of the Funds’ initial cost basis upon exit.

5	Borrower is operating substantially below expectations and the loan’s risk has increased substantially since origination. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. It is anticipated that the Funds will not recoup the Funds’ initial cost basis and may realize a substantial loss of the Funds’ initial cost basis upon exit.

Beyond the policies detailed above, the Investment Adviser’s investment team performs analyses and projections to assess potential exposure of the portfolio to variable macroeconomic factors and market conditions. Sample analyses include assessing (i) the impact of rising operating costs on the Funds’ borrowers and end consumers due to inflationary pressures, particularly in food and energy, (ii) volatility in foreign exchange rates, (iii) impact of geopolitical tensions, (iv) interest rate sensitivity and (v) disruptions in the Funds’ supply chain. These analyses can take the form of periodic (weekly/monthly/quarterly) reports as well as ad hoc analysis based on current market conditions.

Temporary Investments

Pending investment in other types of assets as described above, the Funds’ investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which the Funds refer to, collectively, as “temporary investments,” so that 70% of the Funds’ assets are qualifying assets. The Funds may also invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as either Fund, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of the Funds’ assets that may be invested in such repurchase agreements. However, if more than 25% of the Fund’s gross assets constitute repurchase agreements from a single counterparty, the Funds would not meet the diversification tests in order to qualify as a RIC. Thus, the Funds do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. The Investment Adviser will monitor the creditworthiness of the counterparties with which the Funds enter into repurchase agreement transactions.

DESCRIPTION OF CAPITAL STOCK OF THE FUND

The following is a description of the terms of the common shares, preferred shares and other securities of the Fund. This description is qualified by reference to the Fund’s governing documents. For complete terms of the common and preferred shares, please refer to the terms set forth in the governing documents.

Capital Stock

The Fund’s authorized stock consists of 300,000,000 shares, par value $0.01 per share, all of which are currently designated as common stock. There are no outstanding options or warrants to purchase the Fund’s stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, the Fund’s stockholders generally are not personally liable for the Fund’s debts or obligations. Under the Fund’s charter, the Fund’s Board is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law (the “MGCL”), the Fund’s charter provides that the Board, without any action by the Fund’s stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Fund has authority to issue.

Common Stock, par value $0.01 per share

All shares of the Fund’s common stock have equal rights as to earnings, assets, voting, and dividends and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. Distributions may be paid to the holders of the Fund’s common stock if, as and when authorized by the Fund’s Board and declared by us out of assets legally available therefor. Shares of the Fund’s common stock are not subject to any sinking fund and have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract.

In the event of the Fund’s liquidation, dissolution or winding up, each share of the Fund’s common stock would be entitled to share ratably in all of the Fund’s assets that are legally available for distribution after the Fund pays all debts and other liabilities and subject to any preferential rights of holders of the Fund’s preferred stock, if any preferred stock is outstanding at such time. Each share of the Fund’s common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of the Fund’s common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of the Fund’s directors, and holders of less than a majority of such shares will be unable to elect any director.

As of June 30, 2026, the Fund had issued and outstanding [●] shares of common stock. As of June 30, 2026, only shares of Class I common stock are issued and outstanding.

Shares of Class S Common Stock

No upfront selling commission, placement agent fees, or other similar placement fees (together, the “Upfront Sales Loads”) are paid for sales of any shares of Class S common stock (“Class S Shares”), however, if an investor purchases Class S Shares from certain financial intermediaries, they may directly charge transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine; provided that selling agents limit such charges to 3.5% cap on NAV for Class S Shares.

The Fund pays its placement agent (the “Placement Agent”) selling commissions over time as a shareholder servicing and/or distribution fee with respect to the Fund’s outstanding Class S Shares equal to 0.85% per annum of the aggregate NAV of the Fund’s outstanding Class S Shares, including any Class S Shares issued pursuant to the Fund’s distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Placement Agent reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Shares of Class D Common Stock

No Upfront Sales Loads are paid for sales of any shares of Class D common stock (“Class D Shares”), however, if an investor purchases Class D Shares from certain financial intermediaries, they may directly charge transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine; provided that selling agents limit such charges to 1.5% cap on NAV for Class D Shares.

The Fund pays the Placement Agent selling commissions over time as a shareholder servicing and/or distribution fee with respect to the Fund’s outstanding Class D Shares equal to 0.25% per annum of the aggregate NAV of all the Fund’s outstanding Class D Shares, including any Class D Shares issued pursuant to the Fund’s distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Placement Agent reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Shares of Class I Common Stock

No upfront sales loads or shareholder servicing and/or distribution fees are paid for sales of any shares of Class I common stock (“Class I Shares”), and financial intermediaries will not charge transaction or other such fees on Class I Shares.

Exchange or Conversion of Shares

In certain cases, and subject to the Fund’s approval, the Class S or Class D Shares may be converted or exchanged into an equivalent NAV amount of Class I Shares, including in situations where a stockholder exits a relationship with a participating selling agent and does not enter into a new relationship with a participating selling agent. Exchanges or conversion, including those made at the option of stockholders, may require such stockholder to meet the eligibility requirements of the Share class into which the stockholder seeks to exchange.

Other Terms of Common Shares

We will cease paying the shareholder servicing and/or distribution fee on the Class S Shares and Class D Shares on the earlier to occur of the following: (i) a listing of Class I Shares, (ii) the Fund’s merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of the Fund’s assets or (iii) the date following the completion of the primary portion of the Fund’s offering on which, in the aggregate, underwriting compensation from all sources in connection with the Fund’s offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from the Fund’s primary offering. In addition, consistent with an exemptive order from the SEC that permits us to issue multiple classes of shares, at the end of the month in which the Placement Agent in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the Shares held in a stockholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such Shares (or a lower limit as determined by the Placement Agent or the applicable selling agent), the Fund will cease paying the shareholder servicing and/or distribution fee on the Class S Shares and Class D Shares in such stockholder’s account. Compensation paid with respect to the Shares in a stockholder’s account will be allocated among each Share such that the compensation paid with respect to each individual Share will not exceed 10% of the offering price of such Share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S Shares or Class D Shares in such stockholder’s account will convert into a number of Class I Shares (including any fractional Shares), with an equivalent aggregate NAV as such Class S or Class D Shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S Share and Class D Share will automatically convert into a number of Class I Shares (including any fractional Shares) with an equivalent NAV as such Share.

Preferred Stock

The Fund’s charter authorizes the Fund’s Board to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to the issuance of shares of each class or series, the Board is required by Maryland law and by the Fund’s charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the Fund’s common stock or otherwise be in their best interest. The cost of any such reclassification would be borne by the Fund’s existing common stockholders.

However, any issuance of preferred stock must comply with the requirements of the 1940 Act. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a BDC. In addition, the 1940 Act provides that holders of preferred stock are entitled to vote separately from holders of common stock to elect two preferred stock directors. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. However, the Fund does not currently have any plans to issue preferred stock.

Provisions of the MGCL and the Fund’s Charter and Bylaws - Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Fund’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Fund’s charter authorizes the Fund, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer of the corporation or any individual who, while serving as the Fund’s director or officer and at the Fund’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Fund’s bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Fund’s director or officer and at the Fund’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of his or her ultimate entitlement to indemnification. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of the Fund’s employees or agents or any employees or agents of the Fund’s predecessor. In accordance with the 1940 Act, the Fund will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Fund’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Fund has entered into indemnification agreements with the Fund’s directors and executive officers that will provide the maximum indemnification permitted under Maryland law and the 1940 Act.

Certain Provisions of the MGCL and The Fund’s Charter and Bylaws that May Have the Effect of Making it More Difficult to Acquire the Fund

The MGCL and the Fund’s charter and bylaws contain provisions that could make it more difficult for a potential acquiror to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the Fund’s Board. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

The Fund’s Board is divided into three classes of directors serving staggered three-year terms with their respective terms expiring at successive annual meetings of stockholders, and in each case, the directors will serve until their successors are duly elected and qualify. Each year, one class of directors will be elected by the stockholders. A staggered board may render a change in control of us or removal of the Fund’s incumbent management more difficult. The Fund believes, however, that the longer time required to elect a majority of the Fund’s Board will help to ensure the continuity and stability of the Fund’s management and policies.

Election of Directors

As permitted by the Fund’s charter, the Fund’s bylaws provide that a plurality of votes in the election of directors cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director. Pursuant to the Fund’s charter and bylaws, the Fund’s Board may amend the bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal

The Fund’s charter provides that the number of directors will be increased or decreased only by the Board in accordance with the Fund’s bylaws. The Fund’s bylaws provide that a majority of the Fund’s entire Board may at any time increase or decrease the number of directors. However, the number of directors may never be less than one nor more than twelve unless the Fund’s bylaws are amended in which case the Fund may have more than twelve directors but never less than one. The Fund’s charter provides that, at such time as the Fund has at least three independent directors and the Fund’s common stock is registered under the Exchange Act, the Fund elects to be subject to the provision of Subtitle 8 of Title 3 of the MGCL regarding the filling of vacancies on the Board. Accordingly, at such time, except as may be provided by the Board in setting the terms of any class or series of preferred stock, any and all vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies, subject to any applicable requirements of the 1940 Act.

The Fund’s charter provides that a director may be removed only for cause, as defined in the Fund’s charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by Stockholders

Under the MGCL, stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter permits stockholder action by less than unanimous written consent, which the Fund’s charter does not but refers to the Fund’s bylaws) by unanimous written consent in lieu of a meeting. Without the provision in the Fund’s bylaws described below, and combined with the requirements of the Fund’s bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, these provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. The Fund’s bylaws currently provide that any action required or permitted to be taken at a meeting of the stockholders may be taken by the holders of common stock entitled to vote generally in the election of directors without a meeting, if the action is advised, and submitted to the stockholders for approval, by the Fund’s Board and a consent to such action is given in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

The Fund’s bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board and the proposal of business to be considered by stockholders may be made only (1) pursuant to the Fund’s notice of the meeting, (2) by the Board or (3) by a stockholder who is a stockholder of record both at the time of giving notice, as provided by the bylaws, and at the time of the annual meeting and who is entitled to vote at the meeting and who has complied with the advance notice procedures of the Fund’s bylaws. With respect to special meetings of stockholders, only the business specified in the Fund’s notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board at a special meeting may be made only (1) by the Board or (2) provided that the Board has determined that directors will be elected at the meeting, by a stockholder who is a stockholder of record both at the time of giving notice, as provided by the bylaws, and at the time of the special meeting and who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give the Fund advance notice of nominations and other business is to afford the Fund’s Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the Fund’s Board, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although the Fund’s bylaws do not give the Fund’s Board any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and the Fund’s stockholders.

Calling of Special Meetings of Stockholders

The Fund’s bylaws provide that special meetings of stockholders may be called by a majority of the Fund’s Board, the chairman of the Board and certain of the Fund’s officers. Additionally, the Fund’s bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange, co-invest or engage in similar transactions outside the ordinary course of business, unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The Fund’s charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. The Fund’s charter also provides that the following matters require the approval of stockholders entitled to cast at least 80% of the votes entitled to be cast: (i) certain charter amendments; (ii) any proposal for the Fund’s conversion, whether by merger or otherwise, from a closed-end company to an open-end company; (iii) any proposal for the Fund’s liquidation or dissolution; or (iv) any proposal regarding a merger, consolidation, share exchange or sale or exchange of all or substantially all of the Fund’s assets that the MGCL requires to be approved by the Fund’s stockholders. However, if such amendment or proposal is approved by a majority of the Fund’s continuing directors (in addition to approval by the Fund’s Board), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are defined in the Fund’s charter as (1) the Fund’s current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the Fund’s current directors then on the Board or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.

The Fund’s charter and bylaws provide that the Board will have the exclusive power to make, alter, amend or repeal any provision of the Fund’s bylaws.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act discussed below, as permitted by the MGCL, the Fund’s charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of the Board shall determine such rights apply.

Control Share Acquisitions

The MGCL, pursuant to the Control Share Act, provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in the Fund’s bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. The Fund’s bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of the Fund’s shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, the Fund will amend its bylaws to be subject to the Control Share Act only if the Board determines that it would be in the Fund’s best interests and if the SEC staff does not object to the Fund’s determination that the Fund’s being subject to the Control Share Act does not conflict with the 1940 Act. Some uncertainty around the general application under the 1940 Act of state control share statutes exists as a result of federal and state court decisions that have found that certain control share bylaws adopted by certain closed-end funds and the opting in by certain closed-end funds to state control share statutes violated Section 18(i) of the 1940 Act.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the Board approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the Board of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the Board before the time that the interested stockholder becomes an interested stockholder. The Fund’s Board has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the MBCA, provided that the business combination is first approved by the Board, including a majority of the directors who are not interested persons (as defined in the 1940 Act). This resolution may be altered or repealed in whole or in part at any time; however, the Fund’s Board will adopt resolutions so as to make us subject to the provisions of the MBCA only if the Board determines that it would be in the Fund’s best interests and if the SEC staff does not object to the Fund’s determination that the Fund’s being subject to the MBCA does not conflict with the 1940 Act. If this resolution is repealed, or the Board does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act

The Fund’s bylaws provide that, if and to the extent that any provision of the MGCL, including the Control Share Act (if the Fund amends its bylaws to be subject to such Act) and the MBCA, or any provision of the Fund’s charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Exclusive Forum

The Fund’s charter and bylaws provide that, to the fullest extent permitted by law, unless the Fund consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Fund, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Fund to the Fund or the Fund’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the MGCL, the charter or bylaws or the securities, antifraud, unfair trade practices or similar laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a federal or state court located in the state of Delaware; provided that, to the extent the appropriate court located in the state of Delaware determines that it does not have jurisdiction over such action, then the sole and exclusive forum shall be any federal or state court located in the state of Maryland. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Fund shall be deemed, to the fullest extent permitted by law, to have notice of and consented to these exclusive forum provisions and to have irrevocably submitted to, and waived any objection to, the exclusive jurisdiction of such courts in connection with any such action or proceeding and consented to process being served in any such action or proceeding, without limitation, by United States mail addressed to the stockholder at the stockholder’s address as it appears on the records of the Fund, with postage thereon prepaid.

DESCRIPTION OF CAPITAL STOCK OF THE SUCCESSOR FUND

The following is a description of the terms of the common shares, preferred shares and other securities of the Successor Fund. This description is qualified by reference to the Successor Fund’s governing documents. For complete terms of the common and preferred shares, please refer to the terms set forth in the governing documents.

General

The terms of the Successor Fund’s Declaration of Trust authorize an unlimited number of common shares of any class, par value $0.001 per share, and an unlimited number of shares of preferred shares, par value $0.001 per share. The Successor Fund’s Declaration of Trust provides that the Successor Fund’s Board of Trustees may classify or reclassify any unissued common shares into one or more classes or series of common shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the common shares. There is currently no market for the Successor Fund’s common shares, and the Successor Fund can offer no assurances that a market for the Successor Fund’s common shares will develop in the future. The Successor Fund does not intend for the common shares to be listed on any national securities exchange. There are no outstanding options or warrants to purchase the Successor Fund’s common shares. No shares have been authorized for issuance under any equity compensation plans. Under the terms of the Successor Fund’s Declaration of Trust, shareholders shall be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. seq. The Successor Fund’s Declaration of Trust provides that no shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to the Successor Fund by reason of being a shareholder, nor shall any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the Successor Fund’s assets or the affairs of the Successor Fund by reason of being a shareholder.

None of the Successor Fund’s common shares are subject to further calls or to assessments, sinking fund provisions, obligations of the Successor Fund or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board of Trustees in setting the terms of any class or series of common shares, no shareholder shall be entitled to exercise appraisal rights in connection with any transaction.

Common Shares

Under the terms of the Successor Fund’s Declaration of Trust, all common shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to the holders of the Successor Fund’s common shares if, as and when authorized by the Successor Fund’s Board of Trustees and declared by the Successor Fund out of funds legally available therefore. Except as may be provided by the Successor Fund’s Board of Trustees in setting the terms of classified or reclassified shares, the Successor Fund’s common shares will have no preemptive, exchange, conversion, appraisal or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract and except that, in order to avoid the possibility that the Successor Fund’s assets could be treated as “plan assets,” the Successor Fund may require any person proposing to acquire common shares to furnish such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of such common shares or redeem any outstanding common shares for such price and on such other terms and conditions as may be determined by or at the direction of the Board of Trustees. In the event of the Successor Fund’s liquidation, dissolution or winding up, each share of the Successor Fund’s common shares would be entitled to share pro rata in all of the Successor Fund’s assets that are legally available for distribution after the Successor Fund pays all debts and other liabilities and subject to any preferential rights of holders of the Successor Fund’s preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of common shares, each share of the Successor Fund’s common shares will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board of Trustees in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of the Successor Fund’s common shares will possess exclusive voting power. There will be no cumulative voting in the election of Trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect Trustees, each Trustee will be elected by a plurality of the votes cast with respect to such Trustee’s election except in the case of a “contested election” (as defined in the Successor Fund Bylaws), in which case Trustees will be elected by a majority of the votes cast in the contested election of Trustees. Pursuant to the Successor Fund’s Declaration of Trust, the Successor Fund’s Board of Trustees may amend the Bylaws to alter the vote required to elect Trustees.

The Successor Fund is authorized to issue three classes of common shares: Class S, Class D and Class I. The terms of the Successor Fund’s Class S, Class D and Class I common shares are identical to the terms of the Fund’s Class S, Class D and Class I common stock in all material respects.

Class S Common Shares

No upfront selling commission, placement agent fees, or other similar placement fees (together, the “Upfront Sales Loads”) are paid for sales of any Class S common shares (“Class S Shares”), however, if an investor purchases Class S Shares from certain financial intermediaries, they may directly charge transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine; provided that selling agents limit such charges to 3.5% cap on net asset value (“NAV”) for Class S Shares.

The Successor Fund pays its placement agent (the “Placement Agent”) selling commissions over time as a shareholder servicing and/or distribution fee with respect to the Fund’s outstanding Class S Shares equal to 0.85% per annum of the aggregate NAV of the Successor Fund’s outstanding Class S Shares, including any Class S Shares issued pursuant to the Successor Fund’s distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Placement Agent reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class D Common Shares

No Upfront Sales Loads are paid for sales of any Class D common shares (“Class D Shares”), however, if an investor purchases Class D Shares from certain financial intermediaries, they may directly charge transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine; provided that selling agents limit such charges to 1.5% cap on NAV for Class D Shares.

The Successor Fund pays the Placement Agent selling commissions over time as a shareholder servicing and/or distribution fee with respect to the Fund’s outstanding Class D Shares equal to 0.25% per annum of the aggregate NAV of all the Fund’s outstanding Class D Shares, including any Class D Shares issued pursuant to the Fund’s distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Placement Agent reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class I Common Shares

No upfront sales loads or shareholder servicing and/or distribution fees are paid for sales of any Class I common shares (“Class I Shares”), and financial intermediaries will not charge transaction or other such fees on Class I Shares.

Exchange or Conversion of Shares

In certain cases, and subject to the Successor Fund’s approval, the Class S or Class D Shares may be converted or exchanged into an equivalent NAV amount of Class I Shares, including in situations where a stockholder exits a relationship with a participating selling agent and does not enter into a new relationship with a participating selling agent. Exchanges or conversion, including those made at the option of stockholders, may require such stockholder to meet the eligibility requirements of the Share class into which the stockholder seeks to exchange.

Other Terms of Common Shares

The Successor Fund will cease paying the shareholder servicing and/or distribution fee on the Class S Shares and Class D Shares on the earlier to occur of the following: (i) a listing of Class I Shares, (ii) the Successor Fund’s merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of the Successor Fund’s assets or (iii) the date following the completion of the primary portion of the Successor Fund’s offering on which, in the aggregate, underwriting compensation from all sources in connection with the Successor Fund’s offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from the Successor Fund’s primary offering. In addition, consistent with an exemptive order from the SEC that permits us to issue multiple classes of shares, at the end of the month in which the Placement Agent in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the Shares held in a stockholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such Shares (or a lower limit as determined by the Placement Agent or the applicable selling agent), the Successor Fund will cease paying the shareholder servicing and/or distribution fee on the Class S Shares and Class D Shares in such stockholder’s account. Compensation paid with respect to the Shares in a stockholder’s account will be allocated among each Share such that the compensation paid with respect to each individual Share will not exceed 10% of the offering price of such Share. The Successor Fund may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S Shares or Class D Shares in such stockholder’s account will convert into a number of Class I Shares (including any fractional Shares), with an equivalent aggregate NAV as such Class S or Class D Shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S Share and Class D Share will automatically convert into a number of Class I Shares (including any fractional Shares) with an equivalent NAV as such Share.

Preferred Shares

Under the terms of the Declaration of Trust, the Successor Fund’s Board of Trustees may authorize the Successor Fund to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the 1940 Act. The Board of Trustees has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares.

Preferred shares could be issued with terms that would adversely affect the shareholders, provided that the Successor Fund may not issue any preferred shares that would limit or subordinate the voting rights of holders of the Successor Fund’s common shares. Preferred shares could also be used as an anti-takeover device through the issuance of common shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common shares and before any purchase of common shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of the Successor Fund’s total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred shares, if any are issued, must be entitled as a class voting separately to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred shares (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.

The issuance of any preferred shares must be approved by a majority of the Successor Fund’s Independent Trustees not otherwise interested in the transaction, who will have access, at the Successor Fund’s expense, to the Successor Fund’s legal counsel or to independent legal counsel.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. The Successor Fund’s Declaration of Trust provides that the Successor Fund’s Trustees will not be liable to the Successor Fund or the Successor Fund’s shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. The Successor Fund’s Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, the Successor Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. Pursuant to the Successor Fund’s Declaration of Trust and subject to certain exceptions described therein, the Successor Fund will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer of the Successor Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee or officer of the Successor Fund and at the request of the Successor Fund, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, the Successor Fund will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.

In addition, the Declaration of Trust permits the Successor Fund to advance reasonable expenses to an Indemnitee, and the Successor Fund will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Successor Fund, and (b) upon the Successor Fund’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Successor Fund and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Successor Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.

Delaware Law and Certain Declaration of Trust Provisions

Organization and Duration

The Successor Fund was formed on July 8, 2026, as a Delaware statutory trust and will remain in existence until dissolved in accordance with the Successor Fund’s Declaration of Trust or pursuant to Delaware law.

Purpose

Under the Declaration of Trust, the Successor Fund is permitted to engage in any activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such activity.

Number of Trustees; Vacancies; Removal; Term and Election; Certain Transactions

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Successor Fund by means of a tender offer, proxy contest or otherwise or to change the composition of the Successor Fund’s Board of Trustees. This could have the effect of discouraging a third party from seeking to obtain control over the Successor Fund. Such attempts could have the effect of increasing the expenses of the Successor Fund and disrupting the normal operation of the Successor Fund.

The Declaration of Trust provides that a majority of the Successor Fund’s Board of Trustees must be Independent Trustees, except for a period of up to 60 days or such longer period permitted by law, after the death, removal or resignation of an Independent Trustee pending the election of his or her successor by the remaining Trustees. The Declaration of Trust provides that the number of Trustees will be set only by the Successor Fund’s Board of Trustees, which may at any time increase or decrease the number of Trustees by a majority vote or written consent. The number of Trustees generally may not be less than one (1) nor more than fifteen (15). Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by the Board of Trustees in setting the terms of any class or series of preferred shares, pursuant to an election under the Declaration of Trust, any and all vacancies on the Board of Trustees may be filled only by the affirmative vote of a majority of the remaining Trustees in office, even if the remaining Trustees do not constitute a quorum, and any Trustee elected to fill a vacancy will serve for the remainder of the full term of the Trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act.

Under the Declaration of Trust, the Successor Fund is not required to hold annual meetings and, prior to the earlier of (a) a listing of any class of the Successor Fund’s shares on a national securities exchange, if any, and (b) the date of notice of the Successor Fund’s first annual meeting of shareholders, each Trustee will hold office for life (or until the attainment of any mandatory retirement age or term limits established by a majority of the Board of Trustees) or until his or her successor is elected or the Successor Fund terminates, unless such Trustee resigns or is removed in accordance with the Declaration of Trust. A Trustee may be removed from office for cause only, and not without cause, and only by the action of a majority of the remaining Trustees (or in the case of the removal of an Independent Trustee, a majority of the remaining Independent Trustees).

In the event of a shareholder vote on election of Trustees, Trustees shall be elected by a plurality of the vote of all holders of the outstanding common shares.

The Declaration of Trust grants special approval rights with respect to certain matters to members of the Board of Trustees who qualify as “Continuing Trustees,” which term means Trustees who either (i) have been members of the Board of Trustees for a period of at least thirty-six (36) months (or since [●], 2026 if less than thirty-six (36) months) or (ii) were nominated to serve as members of the Board of Trustees by a majority of the Continuing Trustees then members of the Board of Trustees.

The Declaration of Trust requires the affirmative vote or consent of at least seventy-five percent (75%) of the Trustees and holders of at least seventy-five percent (75%) of the Successor Fund’s outstanding common shares to authorize certain the Successor Fund transactions not in the ordinary course of business, including (i) a merger, conversion, consolidation, or share exchange of the Successor Fund or any series or class of the Successor Fund’s shares with or into any other person or company (including, without limitation, a partnership, corporation, joint venture, statutory or business trust, common law trust or any other business organization) or sale of exchange of all or substantially all of the assets of the Successor Fund, or (ii) any shareholder proposal regarding specific investment decisions; provided, however, in the case of clause (i), if the transaction is authorized by both a majority of the Board of Trustees and seventy-five percent (75%) of the Continuing Trustees, then no shareholder authorization would be required by the Successor Fund Bylaws and Declaration of Trust except to the extent such shareholder vote or consent is required by the 1940 Act or other federal law.

In addition, any amendment to the Declaration of Trust to make the common shares “redeemable securities” and any other proposal to convert the Successor Fund, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act) must be approved by the affirmative vote of shareholders entitled to cast at least seventy-five percent (75%) of the votes entitled to be cast on the matter to effect such amendment or proposal.

The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a third party. These provisions also provide, however, the advantage of potentially requiring persons seeking control of the Successor Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Successor Fund’s investment objective and policies. The provisions of the Declaration of Trust described above could have the effect of discouraging a third party from seeking to obtain control of the Successor Fund in a tender offer or similar transaction. The Board of Trustees has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Successor Fund and its shareholders.

Action by Shareholders

The shareholders will only have voting rights as required by the 1940 Act or as otherwise provided for in the Declaration of Trust. Under the Declaration of Trust, the Successor Fund is not required to hold annual meetings and the Successor Fund Bylaws provide that an annual meeting of shareholders will not be required in any year in which the election of Trustees is not required to be held under the 1940 Act. The failure to hold an annual meeting will not invalidate the Successor Fund’s existence or affect any otherwise valid corporate act of the Successor Fund.

In addition, shareholders may request the Board of Trustees of the Successor Fund to call a vote of shareholders to act on a matter on which such shareholders are entitled to vote, subject to certain procedural requirements set forth in the Declaration of Trust, including, among others, that the request is signed by shareholders of record as of the applicable record date holding in the aggregate at least fifty-one percent (51%) of the shares or class or series of shares having voting rights on the matter. Upon receipt of such shareholder request and subject to such shareholder’s compliance with the applicable procedural requirements set forth in the Declaration of Trust, the Board of Trustees will call a vote of shareholders to act on such matters, which may be taken, subject to the sole discretion of the Board of Trustees, either at a special meeting of shareholders or by solicitation of written consent of shareholders

Amendment of the Declaration of Trust; No Approval by Shareholders

The Board of Trustees may, without shareholder vote, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust. Shareholders will only have the right to vote on any amendment: (i) which would eliminate their right to vote granted in the Declaration of Trust, (ii) to the amendment provision of the Declaration of Trust,

(iii) that would adversely affect the powers, preferences or special rights of the shares as determined by the Board of Trustees in good faith and (iv) submitted to them by the Board of Trustees. Notwithstanding the foregoing, in connection with a listing of the common shares on a national securities exchange, the Board of Trustees may, without the approval or vote of the shareholders, amend or supplement the Declaration of Trust in any manner, including, without limitation, to opt-in to any voting restriction or other limitation made available by any control share acquisition act or similar statute that is, or becomes, available to private Delaware for-profit corporations formed under the Delaware General Corporation Law, to classify the Board of Trustees, to permit annual meetings of shareholders, to impose advance notice provisions for the bringing of shareholder nominations or proposals, to impose super-majority approval for certain types of transactions and to otherwise add or modify provisions that may be deemed to be adverse to shareholders. A proposed amendment to the Declaration of Trust requires the affirmative vote of a majority of the Board for adoption.

An amendment duly adopted by the requisite vote of the Board of Trustees and, if required, the shareholders as aforesaid, will become effective at the time of such adoption or at such other time as may be designated by the Board of Trustees or shareholders, as the case may be. A certification in recordable form signed by a majority of the Board setting forth an amendment and reciting that it was duly adopted by the Trustees and, if required, the shareholders as aforesaid, or a copy of the Declaration of Trust, as amended, in recordable form, and executed by a majority of the Board, will be conclusive evidence of such amendment when lodged among the records of the Successor Fund or at such other time designated by the Board of Trustees.

Merger, Division, Conversion, Sale or Other Disposition of Assets

The Board of Trustees may, without the approval of holders of the Successor Fund’s outstanding common shares, cause the Successor Fund to, among other things, sell, exchange or otherwise dispose of all or substantially all of the Successor Fund’s assets in a single transaction or a series of related transactions, or approve on the Successor Fund’s behalf the sale, exchange or other disposition of all or substantially all of the Successor Fund’s assets. The Board of Trustees also may, without the approval of holders of the Successor Fund’s outstanding common shares, cause and approve a merger, division, conversion or other reorganization of the Successor Fund. The Board of Trustees may also cause the sale of all or substantially all of the Successor Fund’s assets without shareholder approval. Shareholders are not entitled to dissenters’ or appraisal rights or similar rights under the Successor Fund’s Declaration of Trust or applicable Delaware law in the event of a merger, division, conversion or consolidation, a sale of all or substantially all of the Successor Fund’s assets or any other similar transaction or event. Notwithstanding the foregoing, shareholders will be given an opportunity to vote on such a transaction if required by the 1940 Act or, if after an exchange listing, the applicable stock exchange rules.

Derivative Actions

No person, other than a Trustee, who is not a shareholder will be entitled to bring any derivative action, suit or other proceeding on behalf of the Successor Fund. No shareholder may maintain a derivative action on behalf of the Successor Fund unless holders of at least fifty-one percent (51%) of the outstanding shares join in the bringing of such action.

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on behalf of the Successor Fund only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed; and a demand on the Board of Trustees will only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Trustees who are not “Independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board of Trustees will be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Successor Fund for the expense of any such advisors in the event that the Board of Trustees determines not to bring such action. For purposes of this paragraph, the Board of Trustees may designate a committee of one or more Trustees to consider a shareholder demand.

For the avoidance of doubt, Section [13.4] of the Declaration of Trust, which prohibits derivative actions as set forth above, shall not apply to any claims asserted under the U.S. federal securities laws, including, without limitation, the 1940 Act.

Exclusive Delaware Jurisdiction

Each Trustee, each officer, each shareholder, and each person legally or beneficially owning a share or an interest in a share of the Successor Fund (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Statute, (i) irrevocably agrees that any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Successor Fund, the Delaware Statutory Trust Statute, the Successor Fund Bylaws or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust or the Successor Fund Bylaws, or (B) the duties (including fiduciary duties), obligations or liabilities of the Successor Fund to the shareholders or the Board of Trustees, or of officers or the Board of Trustees to the Successor Fund, to the shareholders or each other, or (C) the rights or powers of, or restrictions on, the Successor Fund, the officers, the Board of Trustees or the shareholders, or (D) any provision of the Delaware Statutory Trust Statute or other laws of the State of Delaware pertaining to trusts made applicable to the Successor Fund pursuant to Section 3809 of the Delaware Statutory Trust Statute, or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Statute or the Declaration of Trust or the Successor Fund Bylaws relating in any way to the Successor Fund or (F) the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority (other than the federal securities laws of the United States), including, in each case, the applicable rules and regulations promulgated thereunder (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds, or (z) are derivative or direct claims)), will be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service will constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof will affect or limit any right to serve process in any other manner permitted by law, and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. For the avoidance of doubt, Section 13.6 of the Declaration of Trust will not apply to any claims asserted under the U.S. federal securities laws, including, without limitation, the 1940 Act.

Term of the Successor Fund

The Board of Trustees may, to the extent the Trustees deem appropriate, adopt a plan of liquidation at any time, which plan of liquidation may set forth the terms and conditions for implementing the dissolution and liquidation of the Successor Fund. Shareholders of the Successor Fund will not be entitled to vote on the adoption of any plan of liquidation of the Successor Fund or the dissolution and liquidation of the Successor Fund, except to the extent required by the 1940 Act. After a listing of the common shares on a national securities exchange, the Successor Fund may be dissolved by the affirmative vote or consent of at least a majority of the Board of Trustees and 75% of the Continuing Trustees, without the vote of the shareholders.

Books and Reports

We are required to keep appropriate books of the Successor Fund’s business at the Successor Fund’s principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with GAAP.

Conflict with the 1940 Act

The Successor Fund’s Declaration of Trust provides that, if and to the extent that any provision of Delaware law, or any provision of the Successor Fund’s Declaration of Trust conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Because the Funds generally acquire and dispose of their respective investments in privately negotiated transactions, the Funds use brokers in the normal course of business infrequently. Subject to policies established by the Board of Directors of the Fund and the Board of Trustees of the Successor Fund, the Adviser is primarily responsible for the execution of the publicly traded securities portion of each Fund’s portfolio transactions and the allocation of brokerage commissions. The Adviser does not execute transactions through any particular broker or dealer but seeks to obtain the best net results for the Funds, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of the transaction, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While the Adviser will generally seek reasonably competitive trade execution costs, the Funds will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the Adviser may select a broker based partly upon brokerage or research services provided to it and the Funds and any other clients. In return for such services, the Funds may pay a higher commission than other brokers would charge if the Adviser determines in good faith that such commission is reasonable in relation to the services provided.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of common shares of the Successor Fund that are received by Fund shareholders pursuant to the Reorganization. This summary reflects applicable income tax laws of the United States as of the date of this Joint Proxy Statement/Prospectus, which are subject to change by legislative, judicial or administrative action, and any change may be retroactive. The discussion does not purport to deal with all of the U.S. federal income tax consequences applicable to the Successor Fund, or which may be important to particular shareholders in light of their individual investment circumstances or to shareholders subject to special tax rules, such as shareholders subject to the alternative minimum tax, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, shareholders whose “functional currency” is not the U.S. dollar, persons who have elected mark-to-market treatment for their shares, partnerships or other pass-through entities, persons holding common stock in connection with a hedging, straddle, conversion or other integrated transaction, persons engaged in a trade or business in the United States, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, persons that own or have owned, actually or constructively, 5% or more of any class or series of stock of the Fund or the Successor Fund, and persons subject to special rates of withholding or other U.S. taxation. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. This discussion assumes that the shareholder holds its shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt is made to present a detailed explanation of all U.S. federal income tax aspects affecting the Successor Fund and its shareholders, and the discussion set forth herein does not constitute tax advice. No ruling has been or will be sought from the IRS regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

In view of the complexity of the tax matters relating to the Successor Fund, the tax consequences of an investment in its shares will depend on the investor’s particular situation. Shareholders are urged to consult their tax advisors to determine the U.S. federal, state, local and foreign tax consequences to them of investing in the Successor Fund’s shares.

Taxation of the Successor Fund

The Successor Fund intends to qualify to be taxed as a registered investment company (“RIC”) under the Code. To qualify as a RIC, the Successor Fund must, among other things, (a) qualify to be treated as a business development company or be registered as a management investment company under the 1940 Act at all times during its taxable year; (b) derive in each taxable year at least 90% of its gross income from dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income (including but not limited to gain from options, futures and forward contracts) derived with respect to the Successor Fund’s business of investing in stock, securities or currencies, or net income derived from an interest in a “qualified publicly traded partnership” (a “QPTP”); and (c) diversify the Successor Fund’s holdings so that, at the end of each quarter of each taxable year (i) at least 50% of the market value of the Successor Fund’s total assets is represented by cash and cash items, U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Successor Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the market value of the Successor Fund’s total assets is invested in the securities (other than U.S. Government securities and the securities of other RICs) (A) of any issuer, (B) of any two or more issuers that the Successor Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses, or (C) of one or more QPTPs. The Successor Fund may generate certain income that might not qualify as good income for purposes of the 90% annual gross income requirement described above. The Successor Fund intends to monitor its transactions to endeavor to prevent its disqualification as a RIC.

For purposes of determining whether the Successor Fund satisfies the 90% gross income test described in clause (b) above, the character of the Successor Fund’s distributive share of items of income, gain and loss derived through any subsidiary or investment that is classified as a partnership for U.S. federal income tax purposes (other than a QPTP) generally will be determined as if the Successor Fund realized such tax items directly.

If the Successor Fund fails to satisfy the 90% annual gross income requirement or the asset diversification requirements discussed above in any taxable year, the Successor Fund may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. Additionally, relief is provided for certain de minimis failures of the asset diversification requirements where the Successor Fund corrects the failure within a specified period. If the applicable relief provisions are not available or cannot be met, all of the Successor Fund’s income would be subject to corporate-level U.S. federal income tax as described below. The Successor Fund cannot provide assurance that the Successor Fund would qualify for any such relief should the Successor Fund fail the 90% annual gross income requirement or the asset diversification requirements discussed above.

As a RIC, in any taxable year with respect to which the Successor Fund timely distributes at least 90% of the sum of the Successor Fund’s (i) investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gain over net long-term capital loss and other taxable income (other than any net capital gain), reduced by deductible expenses) determined without regard to the deduction for dividends and distributions paid and (ii) net tax exempt interest income (which is the excess of the Successor Fund’s gross tax exempt interest income over certain disallowed deductions) (the “Annual Distribution Requirement”), the Successor Fund (but not its stockholders) generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gain (generally, net long-term capital gain in excess of short-term capital loss) that the Successor Fund timely distributes to its stockholders. To the extent that the Successor Fund retains net capital gain for investment or any investment company taxable income, the Successor Fund will be subject to U.S. federal income tax at regular corporate income tax rates. The Successor Fund may choose to retain net capital gains for investment or any investment company taxable income, and pay the associated U.S. federal corporate income tax, including the U.S. federal excise tax described below.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax payable by the Successor Fund. To avoid this tax, the Successor Fund must distribute (or be deemed to have distributed) during each calendar year an amount equal to the sum of: (1) at least 98% of the Successor Fund’s ordinary income (not taking into account any capital gains or losses) for the calendar year; (2) at least 98.2% of the amount by which the Successor Fund’s capital gains exceed its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made by the Successor Fund to use its taxable year); and (3) certain undistributed amounts from previous years on which the Successor Fund paid no U.S. federal income tax. No assurance can be given that sufficient amounts of the Successor Fund’s taxable income and capital gains will be distributed to avoid entirely the imposition of the tax. In that event, the Successor Fund will be liable for the tax only on the amount by which the Successor Fund does not meet the foregoing distribution requirement.

If, in any particular taxable year, the Successor Fund does not satisfy the Annual Distribution Requirement or otherwise were to fail to qualify as a RIC (for example, because the Successor Fund fails the 90% annual gross income requirement described above), and relief is not available as discussed above, all of the Successor Fund’s taxable income (including net capital gains) would be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and distributions generally would be taxable to the shareholders as ordinary dividends to the extent of the Successor Fund’s current and accumulated earnings and profits (though such dividends would generally be eligible to be treated as “qualified dividend income” for non-corporate shareholders and eligible for the dividends received deduction for corporate shareholders, in each case subject to holding period and other requirements). To qualify again to be taxed as a RIC in a subsequent year, the Successor Fund would be required to distribute to its shareholders its accumulated earnings and profits attributable to non-RIC years. In addition, if the Successor Fund failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, it would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if the Successor Fund had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years. The Successor Fund may decide to be taxed as a regular corporation even if it would otherwise qualify as a RIC if the Successor Fund determines that treatment as a corporation for a particular year would be in the Successor Fund’s best interests. Except as otherwise expressly indicated, the remainder of this discussion assumes the Successor Fund will continue to qualify for taxation as a RIC.

As a RIC, the Successor Fund is permitted to carry forward a net capital loss realized in a taxable year to offset its capital gain, if any, realized in future years. If future capital gain is offset by carried forward capital losses, such future capital gain is not subject to fund-level U.S. federal income tax, regardless of whether it is distributed to shareholders. A RIC cannot carry back or carry forward any ordinary net operating losses.

Certain of the Successor Fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or deduction into capital loss (the deductibility of which is more limited), (iv) cause the Successor Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify as “good income” for purposes of the 90% annual gross income requirement described above. These tax provisions could therefore affect the amount, timing and character of distributions to shareholders. The Successor Fund intends to monitor its transactions and may make certain tax elections and may be required to borrow money or dispose of securities to mitigate the effect of these rules and prevent disqualification of the Successor Fund as a RIC.

Investments the Successor Fund makes in securities issued at a discount or providing for deferred interest or PIK interest are subject to special tax rules that will affect the amount, timing and character of distributions to shareholders. For example, with respect to such securities, the Successor Fund will generally be required to accrue daily as income “original issue discount” with respect to such securities and to distribute such income on a timely basis each year to maintain the Successor Fund’s qualification as a RIC and to avoid U.S. federal income and excise taxes. Since in these and potentially in other circumstances the Successor Fund may recognize income before or without receiving cash representing such income, the Successor Fund may have difficulty making distributions in the amounts necessary to satisfy the requirements for maintaining RIC status and for avoiding U.S. federal income and excise taxes. Accordingly, the Successor Fund may have to sell some of its investments at times the Successor Fund would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If the Successor Fund is not able to obtain cash from other sources, the Successor Fund may fail to qualify as a RIC and thereby be subject to corporate-level income tax.

Furthermore, a portfolio company in which the Successor Fund invests may face financial difficulty that requires the Successor Fund to work-out, modify or otherwise restructure its investment in the portfolio company. Any such restructuring may result in unusable capital losses and future non-cash income. Any such restructuring may also result in the Successor Fund’s recognition of a substantial amount of non-qualifying income for purposes of the 90% gross income requirement or the Successor Fund receiving assets that would not be qualifying for purposes of the asset diversification requirements.

The Successor Fund may invest in preferred securities or other securities the U.S. federal income tax treatment of which may be unclear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring the Successor Fund to purchase or sell securities, or otherwise change the Successor Fund’s portfolio, in order to comply with the tax rules applicable to RICs under the Code.

Gain or loss recognized by the Successor Fund from warrants acquired by the Successor Fund as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long the Successor Fund held a particular warrant.

In the event the Successor Fund invests in foreign securities, the Successor Fund may be subject to withholding and other foreign taxes with respect to those securities. Shareholders will generally not be entitled to claim a U.S. foreign tax credit or deduction with respect to foreign taxes paid by the Successor Fund.

If the Successor Fund purchases shares in a “passive foreign investment company” (a “PFIC”), the Successor Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the Successor Fund to shareholders.

Additional charges in the nature of interest may be imposed on the Successor Fund in respect of deferred taxes arising from such distributions or gains. If the Successor Fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, the Successor Fund will be required to include in income each year a portion of the ordinary earnings and net capital gain of the PFIC, even if such income is not distributed to the Successor Fund. Alternatively, the Successor Fund can elect to mark-to-market at the end of each taxable year the Successor Fund’s shares in a PFIC; in this case, the Successor Fund will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. The Successor Fund’s ability to make either election will depend on factors beyond its control. Under either election, the Successor Fund may be required to recognize in a year income in excess of the Successor Fund’s distributions from PFICs and proceeds from dispositions of Successor Fund stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

The Successor Fund’s functional currency is the U.S. dollar for U.S. federal income tax purposes. Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Successor Fund accrues income, expenses or other liabilities denominated in a foreign currency and the time the Successor Fund actually collects such income or pays such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

If the Successor Fund borrows money, the Successor Fund may be prevented by loan covenants from declaring and paying dividends in certain circumstances. Limits on the Successor Fund’s payment of dividends may prevent the Successor Fund from meeting the Annual Distribution Requirement, and may, therefore, jeopardize the Successor Fund’s qualification for taxation as a RIC, or subject the Successor Fund to the 4% excise tax. Even if the Successor Fund is authorized to borrow funds and to sell assets in order to satisfy distribution requirements, under the 1940 Act, the Successor Fund is not permitted to make distributions to shareholders while its debt obligations and senior securities are outstanding unless certain “asset coverage” tests are met. This may also jeopardize the Successor Fund’s qualification for taxation as a RIC or subject the Successor Fund to the 4% excise tax. Moreover, the Successor Fund’s ability to dispose of assets to meet its distribution requirements may be limited by (1) the illiquid nature of its portfolio and (2) other requirements relating to its status as a RIC, including the asset diversification requirements. If the Successor Fund disposes of assets to fund distributions necessary to meet the Annual Distribution Requirement or to avoid the 4% excise tax, or to comply with the asset diversification requirements, the Successor Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

Some of the income that the Successor Fund might otherwise earn, such as lease income, management fees, or income recognized in a work-out or restructuring of a portfolio investment, may not satisfy the 90% gross income requirement. To manage the risk that such income might disqualify the Successor Fund as a RIC for a failure to satisfy the 90% gross income requirement, one or more of the Successor Fund’s subsidiaries treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the yield to investors on such income and fees.

As a RIC, the Successor Fund is not allowed to carry forward or carry back a net operating loss for purposes of computing its investment company taxable income in other taxable years. U.S. federal income tax law generally permits a RIC to carry forward its net capital loss to future years, which, to the extent available, would generally reduce capital gains in such years for purposes of determining the amount of capital gain dividends that Successor Fund may distribute or be deemed to distribute. However, future transactions that the Successor Fund engages in may cause its ability to use any capital loss carryforwards to be limited under Section 382 of the Code.

Taxation of U.S. Shareholders

For purposes of this discussion, a “U.S. shareholder” (or in this section, a “shareholder”) is a beneficial holder of Successor Fund shares which is for U.S. federal income tax purposes (1) a person who is a citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership or other entity or arrangement classified as a partnership for U.S. tax purposes holds the shares, the tax treatment of the partnership and each partner generally will depend on the status of the partner and the activities of the partnership. Partnerships acquiring shares, and partners in such partnerships, should consult their tax advisors. Prospective investors that are not U.S. shareholders should refer to the section “—Taxation of Non-U.S. Shareholders” below and are urged to consult their tax advisors with respect to the U.S. federal income tax consequences of an investment in the shares, including the potential application of U.S. withholding taxes.

Distributions the Successor Fund pays to you from its ordinary income or from an excess of net short-term capital gain over net long-term capital loss (together referred to hereinafter as “ordinary income dividends”) are generally taxable to you as ordinary income to the extent of the Successor Fund’s earnings and profits. Provided that certain holding period and other requirements are met, such distributions (if properly reported by the Successor Fund) may qualify (i) for the dividends received deduction available to corporations, but only to the extent that the Successor Fund’s income consists of dividend income from U.S. corporations and (ii) in the case of non-corporate shareholders, as qualified dividend income eligible to be taxed at long-term capital gain rates to the extent that the Successor Fund receives qualified dividend income (generally, dividend income from taxable domestic corporations and certain qualified foreign corporations). No assurance can be given as to the portion of the Successor Fund’s distributions that will be eligible for the dividends received deduction allowed to corporate shareholders or qualify for the reduced rates of tax for qualified dividend income allowed to individuals.

Distributions made to you from an excess of net long-term capital gain over net short-term capital loss (“capital gain dividends”), including capital gain dividends credited to you but retained by the Successor Fund (as described below), are taxable to you as long-term capital gain if they have been properly reported by the Successor Fund, regardless of the length of time you have owned shares. Distributions in excess of the Successor Fund’s earnings and profits will first reduce the adjusted tax basis of your shares and, after the adjusted tax basis is reduced to zero, will constitute capital gain to you (assuming the shares are held as a capital asset).

In the event that the Successor Fund retains any net capital gain, the Successor Fund may designate the retained amounts as undistributed capital gain in a notice to shareholders. If a designation is made, shareholders would include in income, as long-term capital gain, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate tax paid by the Successor Fund. A shareholder that is not subject to U.S. federal income tax or otherwise is not required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes the Successor Fund paid. In addition, the tax basis of shares owned by a shareholder would be increased by an amount equal to the difference between (i) the amount included in the shareholder’s income as long-term capital gain and (ii) the shareholder’s proportionate share of the corporate tax paid by the Successor Fund.

If the Successor Fund pays you a dividend in January which was declared in the previous October, November or December to shareholders of record on a specified date in one of these months, then the dividend will be treated for tax purposes as being paid by the Successor Fund and received by you on December 31 of the year in which the dividend was declared.

A shareholder will generally recognize gain or loss on the sale or exchange of the Successor Fund’s shares in an amount equal to the difference between the shareholder’s adjusted basis in the shares sold or exchanged and the amount realized on their disposition. Generally, gain recognized by a shareholder on the sale or other disposition of shares will result in capital gain or loss, and will be a long-term capital gain or loss if the shares have been held for more than one year at the time of sale. Any loss upon the sale or exchange of shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you. A loss realized on a sale or exchange of shares will be disallowed if other substantially identical shares are acquired within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In this case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

For non-corporate shareholders, long-term capital gains are currently taxed at preferential rates. Present law taxes both long-term and short-term capital gains of corporations at the rates applicable to ordinary income. The deductibility of capital losses is subject to a number of limitations under the Code.

Non-corporate shareholders with income in excess of certain thresholds are, in general, subject to an additional 3.8% Medicare tax on their “net investment income,” which ordinarily includes taxable distributions from the Successor Fund and taxable gain on the disposition of shares.

Unless the Successor Fund is treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) for purposes of computing the taxable income of U.S. shareholders that are individuals, trusts or estates, (i) the Successor Fund’s earnings will be computed without taking into account such U.S. shareholders’ allocable shares of the management and incentive fees paid by the Successor Fund and certain of the Successor Fund’s other expenses, (ii) each such U.S. shareholder will be treated as having received or accrued a dividend from the Successor Fund in the amount of such U.S. shareholder’s allocable share of these fees and expenses for such taxable year, (iii) each such U.S. shareholder will be treated as having directly paid or incurred such U.S. shareholder’s allocable share of these fees and expenses for the taxable year and (iv) each such U.S. shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such U.S. shareholder. Miscellaneous itemized deductions are not deductible for taxable years that begin before [January 1, 2026], and thereafter are subject to various limitations on deductibility. Although the Successor Fund believes that it will be considered a publicly offered regulated investment company, there can be no assurance in this regard.

Shareholders should consult their tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the Successor Fund’s shares.

Taxation of Non-U.S. Shareholders

The following discussion only applies to non-U.S. shareholders. A “non-U.S. shareholder” is a beneficial holder of Successor Fund shares that is neither a partnership for U.S. federal income tax purposes (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor a U.S. shareholder. Whether an investment in the shares is appropriate for a non-U.S. shareholder will depend upon that person’s particular circumstances. An investment in the shares by a non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their tax advisors before investing in the Successor Fund’s shares.

Distributions of ordinary income dividends to non-U.S. shareholders, subject to the discussion below, will generally be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Successor Fund’s current or accumulated earnings and profits. Different tax consequences may result if the non-U.S. shareholder is engaged in a trade or business in the United States (and, if an income tax treaty applies, if the distributions are attributable to a permanent establishment maintained by the non-U.S. shareholder in the United States). Special certification requirements apply to a non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisors.

Actual or deemed distributions of the Successor Fund’s net capital gain to a non-U.S. shareholder, and gain recognized by a non-U.S. shareholder upon the sale of the Successor Fund’s common stock, generally will not be subject to U.S. federal withholding tax and will not be subject to U.S. federal income tax unless (i) the distributions or gain, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. shareholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. shareholder in the United States), (ii) in the case of an individual, the individual is present in the United States for 183 days or more during a taxable year and certain other conditions are met or (iii) subject to certain exceptions, the Successor Fund is or during prescribed testing periods has been a “United States real property holding corporation” or, in the case of certain distributions, a “qualified investment entity,” each within the meaning of the Foreign Investments in Real Property Tax Act of 1980. Although the Successor Fund does not expect to be a “United States real property holding corporation” or “qualified investment entity,” no assurance can be given in that regard.

Properly reported distributions from a RIC to non-U.S. shareholders are generally exempt from the 30% U.S. federal withholding tax described above where they (i) are paid in respect of the RIC’s “qualified net interest income” (generally, U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the RIC is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the RIC’s “qualified short-term capital gains” (generally, the excess of net short-term capital gain over the RIC’s long-term capital loss for such taxable year). Depending on the Successor Fund’s circumstances, the Successor Fund may report all, some or none of the Successor Fund’s potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a non-U.S. shareholder needs to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute form). In the case of shares held through an intermediary, the intermediary may withhold even if the Successor Fund reports the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. shareholders should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of the Successor Fund’s distributions will qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.

If the Successor Fund distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. shareholder will generally be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax the Successor Fund pays on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the non-U.S. shareholder is not otherwise required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate non-U.S. shareholder, distributions (both actual and deemed), and gains realized upon the sale of common stock that are effectively connected with a U.S. trade or business (or, where an applicable treaty applies, are attributable to a permanent establishment in the United States) may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable tax treaty). Accordingly, an investment in the shares may not be appropriate for certain non-U.S. shareholders.

Certain provisions of the Code referred to as “FATCA” require withholding at a rate of 30% on dividends in respect of shares held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s

“substantial United States owners,” which the applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. The Successor Fund will not pay any additional amounts to shareholders in respect of any amounts withheld. Shareholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in the Successor Fund’s shares.

USE OF LEVERAGE

Under the 1940 Act, BDCs may utilize leverage. The costs associated with the issuance and use of leverage are borne by stockholders. The use of leverage involves special risks and may increase the volatility of returns to stockholders. There can be no assurance that any leveraging strategy will be successful.

The Fund currently utilizes, and the Successor Fund is expected to continue to utilize, leverage through indebtedness and other forms of borrowing to the extent permitted by the 1940 Act and applicable law.

1940 Act Requirements

Under Section 61(a) of the 1940 Act, prior to March 23, 2018, a BDC was generally not permitted to issue senior securities unless after giving effect thereto the BDC met a coverage ratio of total assets, less liabilities and indebtedness not represented by senior securities, to total senior securities of at least 200%. On March 23, 2018, the Small Business Credit Availability Act (“SBCAA”) was signed into law, which among other things, amended Section 61(a) of the 1940 Act to add a new Section 61(a)(2) that reduces the asset coverage requirement applicable to BDCs from 200% to 150% so long as the BDC meets certain disclosure requirements and obtains certain approvals. The reduced asset coverage requirement permits a BDC to have a ratio of total outstanding indebtedness to equity of 2:1 as compared to a maximum of 1:1 under the 200% asset coverage requirement.

The Successor Fund will operate under a minimum asset coverage requirement of 150%, as permitted by Section 61(a)(2) of the 1940 Act.

Indebtedness

The Successor Fund’s governing documents will authorize it to borrow money and incur indebtedness to the extent permitted by the 1940 Act and other applicable law. The Successor Fund may utilize leverage through indebtedness, including bank borrowings, notes, commercial paper and other forms of borrowing.

The rights of the Successor Fund’s lenders to receive interest on and repayment of principal of borrowings will be senior to the rights of holders of the Successor Fund’s common shares. Any borrowings may be subject to covenants and other restrictions, including asset coverage and portfolio composition requirements. Such requirements may be more restrictive than those imposed by the 1940 Act.

The Successor Fund may secure borrowings by pledging or otherwise subjecting its assets as collateral. The use of leverage through indebtedness may increase the volatility of returns to shareholders and may reduce returns if the cost of leverage exceeds the return on the Successor Fund’s investments.

Under the 1940 Act, the Successor Fund may not declare any distribution or other distribution on any class of its shares, or purchase any such shares, unless its aggregate indebtedness has, at the time of the declaration of any such distribution or distribution, or at the time of any such purchase, an asset coverage of at least 150% after declaring the amount of such distribution, distribution or purchase price, as the case may be. Furthermore, the 1940 Act (in certain circumstances) grants the Successor Fund’s lenders certain voting rights in the event of default in the payment of interest on or repayment of principal. Such restrictions do not apply with respect to evidence of indebtedness in consideration of a loan, extension or renewal thereof that is privately arranged and not intended for public distribution.

With the use of borrowings, there is a risk that the interest rates paid by the Successor Fund on the amount it borrows will be higher than the return on the Successor Fund’s investments.

The Successor Fund may also borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of distributions and the settlement of securities transactions that otherwise might require untimely dispositions of its securities. Temporary borrowings not exceeding 5% of the Successor Fund’s total assets are not subject to the “asset coverage” limitation under the 1940 Act.

Preferred Shares

Under the terms of the Successor Fund’s Declaration of Trust, the Successor Fund Board of Trustees is authorized to issue preferred shares in one or more series without shareholder approval. Prior to the issuance of preferred shares of each series, the Successor Fund Board of Trustees is required by the Successor Fund’s Declaration of Trust to set the terms, rights, preferences, privileges, limitations and restrictions for each series. The 1940 Act limits the Successor Fund’s flexibility as certain rights and preferences of the preferred shares require, among other things: (i) immediately after issuance and before any distribution is made with respect to its shares, the Successor Fund must meet a coverage ratio of total assets to total senior securities, which include all of the Successor Fund’s borrowings and, if any are issued, preferred shares, of at least 150%; and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two trustees at all times and to elect a majority of the trustees if and for so long as dividends on the preferred shares are unpaid in an amount equal to two full years of dividends on the preferred shares.

No preferred shares are expected to be outstanding immediately following the Reorganization.

SERVICE PROVIDERS

The Fund and the Successor Fund will have the same service providers, as described in this section.

Administrator

Pursuant to the Administration Agreement, the Funds’ Administrator furnishes the Funds with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, the Administrator also performs, or oversees the performance of, the Funds’ required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, and being responsible for the financial records that the Funds are required to maintain and preparing reports to the Fund’s stockholders and reports filed with the SEC. In addition, the Administrator assists the Funds in determining and publishing the Fund’s net asset value (“NAV”), overseeing the preparation and filing of the Fund’s tax returns and the printing and dissemination of reports to the Fund’s stockholders, and generally overseeing the payment of the Funds’ expenses and the performance of administrative and professional services rendered to the Funds by others.

Payments under the Administration Agreement are equal to an amount that reimburses the Administrator for its costs and expenses and the allocable portion of overhead incurred by the Administrator in performing its obligations under the Administration Agreement, including the Funds’ allocable portion of the compensation paid to or compensatory distributions received by the Funds’ officers (including the Chief Compliance Officer and Chief Financial Officer) and their respective staff who provide services to the Funds, operations staff who provide services to the Funds, and internal audit staff in their role of performing the Funds’ internal control assessment under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. Additionally, the Funds ultimately bear the costs of any sub-administration agreements that the Administrator enters into. The Administration Agreement has been approved by the Fund’s Board of Directors and the Successor Fund’s Board

of Trustees, including a majority of the Fund’s independent directors and the Successor Fund’s independent trustees. The Board of Directors of the Fund and the Board of Trustees of the Successor Fund review the general nature of the services provided by the Administrator as well as the related cost to the Fund and Successor Fund, respectively, of those services and considers whether the cost is reasonable in light of the services provided.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Administrator and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it will be entitled to indemnification from the Funds for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Funds.

Sub-Administrators

The Funds’ Administrator entered into the Carlyle Sub-Administration Agreements with Carlyle Employee Co., pursuant to which Carlyle Employee Co. provides the Fund’s Administrator with access to certain legal, operations, financial, compliance, accounting, internal audit (in its role of performing the Fund’s Sarbanes-Oxley Act internal control assessment), clerical and administrative personnel that presently support the Fund’s Investment Adviser’s investment team. Pursuant to the Carlyle Sub-Administration Agreements, the Fund’s Administrator reimburses Carlyle Employee Co. for its allocable portion of the compensation or compensatory distribution of any personnel, other than legal department personnel, that Carlyle Employee Co. provides for its use. In addition, the Funds’ Administrator, pursuant to the State Street Sub-Administration Agreement, engaged State Street, to act on behalf of the Funds’ Administrator in its performance of certain other administrative services for the Funds. The principal office of State Street is One Congress Street, Boston, MA.

Custodian, Transfer Agent, Distribution Payment Agent and Registrar

The Funds entered into custody agreements with State Street. The Funds have engaged State Street to serve as the Funds’ transfer agent and registrar and as distribution payment agent.

GENERAL INFORMATION

Independent Registered Public Accounting Firm

Ernst & Young LLP (“EY”), One Manhattan West, New York, New York 10001, serves as the independent registered public accounting firm of the Fund and will annually render an opinion on the financial statements of the Fund. The Fund’s audited financial statements appearing in the Fund’s annual report to shareholders for the period ended December 31, 2025, including accompanying notes thereto and the report of EY thereon, have been incorporated by reference herein in reliance on its report given on its authority as experts in accounting and auditing.

EY also serves as the independent registered public accounting firm of the Successor Fund and will annually render an opinion on the financial statements of the Successor Fund. The Successor Fund is a newly formed Delaware statutory trust that was organized on [●], 2026 and, prior to the consummation of the Reorganization, will have no assets or operations. Because the Reorganization is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, the Successor Fund will be treated as the same corporation as the Fund for U.S. federal income tax purposes, and the Fund will be deemed the accounting survivor of the Reorganization. Accordingly, the historical financial statements of the Fund (incorporated by reference herein, as described above) will constitute the historical financial statements of the surviving entity following the Reorganization, and the Successor Fund has no separate financial statements as of the date of this Joint Proxy Statement/Prospectus.

Director and Officer Liability

Under the Fund’s Articles of Amendment and Restatement and Bylaws, and under Maryland law, the directors, officers, employees and certain agents of the Fund are entitled to indemnification under certain circumstances against liabilities, claims and expenses arising from any threatened, pending or completed action, suit or proceeding to which they are made parties by reason of the fact that they are or were directors, officers, employees or agents of the Fund.

To the maximum extent permitted by Maryland law or the 1940 Act in effect from time to time, the Fund shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Fund and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of the Fund and at the request of the Fund, serves or has served as a director, officer, partner, trustee, member, manager or fiduciary of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity.

The Fund has entered into indemnification agreements with its directors and executive officers, providing for the maximum indemnification permitted under Maryland law and the 1940 Act, subject to the limitations of the 1940 Act that prohibit indemnification that would protect such persons against liabilities to the Fund or its shareholders to which they would otherwise be subject by reason of their own bad faith, willful misfeasance, gross negligence or reckless disregard of duties.

Code of Ethics

The Fund has adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act, and the Adviser has adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Investment Advisers Act of 1940, as amended (collectively, the “Rule 17j-1 Codes of Ethics”), which establish procedures for personal investments and restrict certain transactions and apply to, among others, the Fund’s Chief Executive Officer and Chief Financial Officer. The Rule 17j-1 Codes of Ethics generally do not permit investments by personnel subject to them in securities that may be purchased or sold by the Fund. The Fund has also adopted a Code of Ethics for the Fund’s Chief Executive Officer and Chief Financial Officer under the Sarbanes-Oxley Act (the “SOX Code of Ethics”). Shareholders may obtain a copy of the Rule 17j-1 Codes of Ethics or a copy of the SOX Code of Ethics by written request addressed to the Secretary of the Fund, Joshua Lefkowitz, Carlyle Credit Solutions, Inc., One Vanderbilt Avenue, Suite 3400, New York, NY 10017.

VOTING INFORMATION

Record Date

The Fund has fixed the close of business on [●], 2026 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof. Stockholders on the Record Date will be entitled to one vote for each share held, with no shares having cumulative voting rights.

As of the Record Date, the Fund had [●] shares of common stock outstanding.

Quorum

The holders of a majority of all of the votes entitled to be cast on any matter at a meeting present in person or by proxy shall constitute a quorum at such meeting of the shareholders for purposes of conducting business on such matter.

Voting Requirements

Reorganization Proposal: The stockholders of the Fund are being asked to approve the Plan and the consummation of the Reorganization pursuant thereto. Stockholder approval for the Reorganization Proposal requires the affirmative vote of at least a majority of votes entitled to be cast on the Reorganization Proposal.

Each abstention will have the same effect as a vote against the Reorganization Proposal. Broker non-votes are described as votes cast by a broker or other nominee on behalf of a beneficial holder who does not provide explicit voting instructions to such broker or nominee and who does not attend the meeting. The Reorganization Proposal is a non-routine matter for the Fund. As a result, if a holder of the Fund’s common stock holds shares of common stock in “street name” through a broker, bank or other nominee, the broker, bank or nominee will not be permitted to exercise voting discretion with respect to the Reorganization Proposal. Accordingly, there will not be any broker non-votes.

Proxies

Whether or not you plan to attend the Special Meeting, we urge you to complete, sign, date, and return the enclosed proxy card in the postage-paid envelope provided or vote via telephone or the Internet so your common shares will be represented at the Special Meeting. Instructions regarding how to vote via telephone or the Internet are included on the enclosed proxy card. The required control number for Internet and telephone voting is printed on the enclosed proxy card. The control number is used to match proxy cards with shareholders’ respective accounts and to ensure that, if multiple proxy cards are executed, common shares are voted in accordance with the proxy card bearing the latest date.

All shares represented by properly executed proxies received prior to the Special Meeting will be voted at the Special Meeting in accordance with the instructions marked thereon or otherwise as provided therein. If you sign the proxy card, but don’t fill in a vote, your shares will be voted in accordance with the Board of Directors’ recommendation.

Stockholders who execute proxy cards or record voting instructions via telephone or the Internet may revoke them at any time before they are voted by filing with the Secretary of the Fund a written notice of revocation or by delivering (including via telephone or the Internet) a duly executed proxy bearing a later date or by attending the Special Meeting and voting. Merely attending the Special Meeting, however, will not revoke any previously submitted proxy.

Broker-dealer firms holding shares of the Fund in “street name” for the benefit of their customers and clients will request the instructions of such customers and clients on how to vote their shares on the Reorganization Proposal before the Special Meeting. The Reorganization Proposal is not a “routine” matter and shareholder instructions are required for broker-dealers to vote a beneficial owner’s shares. We urge you to provide instructions to your bank, broker or other nominee so that your votes may be counted.

Votes cast by proxy or at the Special Meeting will be tabulated by the inspector(s) of election appointed for the Special Meeting.

OTHER MATTERS

Stockholder/Shareholder Proposals

To be considered for presentation at a stockholders’ meeting, rules promulgated by the SEC generally require that, among other things, a shareholder’s proposal must be received at the offices of the Fund a reasonable time before solicitation is made. In addition, the Fund’s bylaws provide for advance notice provisions, which require shareholders to give timely notice in proper written form to the Secretary of the Fund.

Stockholders should review the Fund’s bylaws for additional information regarding the Fund’s advance notice provisions. The current bylaws of the Fund were filed with the SEC on November 20, 2017, as part of the Fund’s Form 10-12G/A, and stockholders may obtain copies of such documents as described on page [●] of this Joint Proxy Statement/Prospectus.

The mere submission of a proposal or notice of proposal by a stockholder does not guarantee that such proposal will be included in the proxy statement or otherwise considered at such annual meeting because certain federal rules and the Fund’s advance notice bylaw, respectively, must be complied with before consideration of the proposal is required. Any stockholder who wishes to submit a proposal for consideration at a meeting of Fund stockholders should send such proposal to the attention of the Fund at One Vanderbilt Avenue, Suite 3400, New York, New York 10017, Attention: Secretary.

2027 Annual Meeting of the Fund. If the Reorganization is completed, the Fund will not hold a 2027 annual meeting of stockholders. If the Reorganization Proposal is not approved, the Fund will announce the date of its 2027 annual meeting of stockholders in accordance with the bylaws of the Fund.

Any proposal of a stockholder intended to be included in the Fund’s proxy statement and form of proxy/voting instruction card for the 2027 annual meeting of stockholders pursuant to the SEC’s Rule 14a-8 must be received by the Fund no later than December 31, 2026. Such proposals must also comply with the requirements as to form and substance established by the SEC if such proposals are to be included in the proxy statement and form of proxy. All proposals should be addressed to the Secretary of the Fund, Joshua Lefkowitz, One Vanderbilt Avenue, Suite 3400, New York, NY 10017.

A stockholder recommendation for nomination of a person for election to the Board of Directors or a proposal for consideration at the Fund’s 2027 annual meeting of stockholders, other than stockholder proposals submitted pursuant to the SEC’s Rule 14a-8, must be submitted in accordance with the advance notice procedures and other requirements set forth in the Fund’s Bylaws. These requirements are separate from the requirements discussed above to have the stockholder nomination or other proposal included in the Fund’s proxy statement and form of proxy/voting instruction card pursuant to the SEC’s rules. The item to be brought before the meeting must be a proper subject for stockholder action. The Fund’s Bylaws require that, to be timely, a stockholder’s notice shall set forth all information required and shall be delivered to the Secretary at the principal executive office of the Fund at the above address not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the previous annual meeting. As a result, a stockholder’s notice pursuant to these provisions of the Fund’s Bylaws must be received no earlier than December 1, 2026 and no later than 5:00 p.m., Eastern Time, on December 31, 2026; provided, however, that in the event that the date of the 2026 annual meeting of stockholders is advanced or delayed by more than 30 days from the first anniversary of the previous annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of the 2027 annual meeting of stockholders and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the 10th day following the day on which public announcement of the date of such meeting is first made.

Action by Shareholders of the Successor Fund. Shareholders of the Successor Fund have only the voting rights as required by the 1940 Act or as otherwise provided for in the Successor Fund’s Declaration of Trust. Under the Successor Fund’s Declaration of Trust, the Successor Fund is not required to hold annual meetings of shareholders. Special meetings of shareholders may be called at any time by the Board of Trustees or the Chief Executive Officer of the Successor Fund. Special meetings will be limited to the purposes for any such special meeting set forth in the Successor Fund’s notice thereof. In addition, shareholders may request the Board of Trustees of the Successor Fund to call a vote of shareholders to act on a matter on which such shareholders are entitled to vote, subject to certain procedural requirements set forth in the Declaration of Trust, including, among others, that the request is signed by shareholders of record as of the applicable record date holding in the aggregate at least fifty-one percent (51%) of the shares or class or series of shares having voting rights on the matter. Upon receipt of such shareholder request and subject to such shareholder’s compliance with the applicable procedural requirements set forth in the Declaration of Trust, the Board of Trustees will call a vote of shareholders to act on such matters, which may be taken, subject to the sole discretion of the Board of Trustees, either at a special meeting of shareholders or by solicitation of written consent of shareholders. These provisions will have the effect of significantly reducing the ability of shareholders to be able to have proposals considered at a meeting of shareholders.

Under the Successor Fund’s Declaration of Trust, nominations of persons for election to the Board of Trustees at a special meeting may be made only (1) pursuant to our notice of the meeting or (2) by the Board of Trustees.

Solicitation of Proxies

Solicitation of proxies is being made primarily by the mailing of this Notice and Joint Proxy Statement/Prospectus with its enclosures on or about [●] [●], 2026. Stockholders of the Fund whose shares are held by nominees such as brokers can vote their proxies by contacting their respective nominee. In addition to the solicitation of proxies by mail, employees of the Adviser and its affiliates as well as dealers or their representatives may solicit proxies in person or by mail, telephone, fax or the internet. The cost of the services of Broadridge Investor Communication Solutions, Inc. in connection with the proxy is anticipated to be approximately $[●], which will be borne by the Adviser in accordance with the allocation of Reorganization costs described herein.

Other Matters with Respect to the Special Meeting

Stockholders and other interested parties may contact the Board of Directors or the Fund or any Director by mail. To communicate with the Board of Directors of the Fund or any Director, correspondence should be addressed to the Board of Directors of the Fund or the Directors with whom you wish to communicate by either name or title. All such correspondence should be sent c/o the Secretary of the Fund at One Vanderbilt Avenue, Suite 3400, New York, New York 10017.

Other Information

No other matter, apart from the consideration of an adjournment or postponement, may properly come before the Special Meeting.

Pursuant to the Fund’s bylaws, the chair of the Special Meeting will have the power to adjourn the Special Meeting if a quorum is not present sine die or from time to time to a date not more than 120 days after the original record date without notice other than announcement at the Special Meeting. If the Special Meeting is adjourned and a quorum is present at such adjournment, any business may be transacted which might have been transacted at the Special Meeting as originally notified.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting to be Held on [●], 2026

This Joint Proxy Statement/Prospectus is available on the Internet at www.proxyvote.com.

INCORPORATION BY REFERENCE FOR CARLYLE CREDIT SOLUTIONS

This Joint Proxy Statement/Prospectus is part of a registration statement on Form N-14 that the Successor Fund has filed with the SEC. The Successor Fund is allowed to “incorporate by reference” information that the Fund files with the SEC, which means the Successor Fund can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Joint Proxy Statement/Prospectus.

This Joint Proxy Statement/Prospectus and any prospectus supplement incorporate by reference the following documents previously filed by the Fund with the SEC:

•	the Fund’s Annual Report on Form 10-K (File No. 814-01248) for the fiscal year ended December 31, 2025, filed with the SEC on March 18, 2026;

•	the Fund’s Quarterly Report on Form 10-Q (File No. 814-01248) for the fiscal quarter ended March 31, 2026, filed with the SEC on May 14, 2026;

•

the Fund’s Current Reports on Form 8-K (File No. 814-01248) filed with the SEC on January  29, 2026, February  23, 2026, February  26, 2026, March  20, 2026, April  27, 2026, May  27, 2026, June  11, 2026, June 18, 2026 and [●], 2026; and

•	the Fund’s Definitive Proxy Statement on Schedule 14A for its 2026 Annual Meeting of Stockholders, filed with the SEC on April 30, 2026.

APPENDIX A

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made as of this [__] day of [________], 2026 by and among New Carlyle Credit Solutions (the “Successor Fund”), a newly created statutory business trust formed under the laws of the State of Delaware, Carlyle Credit Solutions, Inc. (the “Predecessor Fund”), a Maryland corporation, and, for purposes of Section 1.3 of this Agreement only, Carlyle Global Credit Investment Management L.L.C., a Delaware limited liability company and investment adviser to the Fund (the “Adviser”). The Successor Fund and the Predecessor Fund may be referred to herein individually as a “Fund” and, collectively, as the “Funds.”

This Agreement is intended to be, and is adopted as, a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder.

The reorganization of the Predecessor Fund will consist of the merger of the Predecessor Fund with and into the Successor Fund pursuant to which holders (collectively, “Predecessor Fund Stockholders”) of shares of common stock, par value $0.01 per share, of the Predecessor Fund (the “Predecessor Fund Shares”) will receive newly issued common shares of beneficial interest, par value $0.001 per share, of the Successor Fund (“Successor Fund Shares”) as provided herein, all upon the terms and conditions set forth in this Agreement (the “Merger”).

WHEREAS, the Successor Fund currently has no assets and has carried on no business activities prior to the date first shown above and will have had no or de minimis assets and will have carried on no business activities prior to the consummation of the transactions described herein, other than as necessary to complete the transactions contemplated hereby; and

WHEREAS, the Successor Fund is authorized to issue the Successor Fund Shares.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

ARTICLE I

MERGER

Section 1.1 Merger. Subject to the terms and conditions contained herein and on the basis of the representations and warranties contained herein, and in accordance with the Delaware Statutory Trust Act (the “DSTA”) and the Maryland General Corporation Law (the “MGCL”), at the Effective Time (as defined in Section 1.1(e)), the Predecessor Fund shall be merged with and into the Successor Fund, the separate corporate existence of the Predecessor Fund shall cease and the Successor Fund shall be the surviving entity in the Merger (sometimes referred to herein as the “Surviving Entity”) in accordance with applicable law. The separate existence of the Successor Fund as a Delaware statutory trust shall continue unaffected and unimpaired by the Merger and, as the Surviving Entity, it shall be governed by the DSTA.

(a) At the Effective Time, as a result of the Merger and without any action on the part of the holder of any shares of the Predecessor Fund:

(i) Each Predecessor Fund Share shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the number and class of Successor Fund Shares provided for in Section 2.3; and

(ii) The Successor Fund Shares issued and outstanding immediately prior to the Effective Time shall remain unchanged as a result of the Merger and shall remain outstanding as common shares of beneficial interests of the Surviving Entity.

(b) The certificate of trust of the Successor Fund as in effect immediately prior to the Effective Time shall be the certificate of trust of the Surviving Entity, unless and until amended in accordance with its terms and applicable law. The declaration of trust of the Successor Fund in effect immediately prior to the Effective Time shall be the declaration of trust of the Surviving Entity (the “Declaration of Trust”), unless and until amended in accordance with its terms and applicable law. The bylaws of the Successor Fund in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Entity (the “Bylaws”), unless and until amended in accordance with its terms and applicable law.

(c) At the Effective Time, the Successor Fund shall continue in existence as the Surviving Entity, and without further transfer, succeed to and possess all of the rights, privileges and powers of the Predecessor Fund, and all of the assets and property of whatever kind and character of the Predecessor Fund shall vest in the Successor Fund without further act or deed. Thereafter, the Successor Fund, as the Surviving Entity, shall be liable for all of the liabilities and obligations of the Predecessor Fund, and any claim or judgment against the Predecessor Fund may be enforced against the Successor Fund, as the Surviving Entity, in accordance with applicable law.

(d) The Successor Fund will issue Successor Fund Shares to Predecessor Fund Stockholders in exchange for their Predecessor Fund Shares by opening shareholder accounts on the share ledger records of the Successor Fund in the names of the Predecessor Fund Stockholders and crediting to each such account Successor Fund Shares of the same class and in the amounts corresponding to such Predecessor Fund Stockholder’s respective holdings of Predecessor Fund Shares of each class as of the Effective Time (as defined in Section 1.1(e)). Ownership of Successor Fund Shares will be shown on the books of the Successor Fund’s transfer agent, and the Successor Fund will not issue certificates representing Successor Fund Shares in connection with the Merger, except for any global certificate or certificates required by a securities depository in connection with the establishment of book-entry ownership of the Successor Fund Shares. All Successor Fund Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time.

(e) Upon the terms and subject to the conditions of this Agreement, the parties shall cause the Merger to be consummated by filing (i) articles of merger (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland in accordance with the MGCL and (ii) a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the DSTA. The Merger shall become effective at such time as the Articles of Merger and the Certificate of Merger are duly filed, or at such subsequent date or time as the Successor Fund and the Predecessor Fund shall agree and specify in such filings (the “Effective Time”).

Section 1.2 Accounting and Performance Survivor. In connection with the transactions contemplated by this Agreement, the Predecessor Fund shall be deemed the survivor solely for accounting and performance purposes.

Section 1.3 Initial Shareholder Approvals. Prior to the Effective Time, the Adviser will acquire one or more Successor Fund Shares at the net asset value set forth in Section 2.2 and, as the sole shareholder of the Successor Fund, shall (a) approve the advisory agreement with the Adviser, in the form approved by the Board of Trustees of the Successor Fund, (b) elect the Trustees of the Successor Fund and (c) approve any other matter for which shareholder approval is required.

Section 1.4 Transfer Taxes. Any transfer taxes payable upon the issuance of Successor Fund Shares in a name other than the registered holder of the Predecessor Fund’s shares on the books of the Predecessor Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Successor Fund Shares are to be issued and transferred.

Section 1.5 Reporting. Any reporting responsibility of the Predecessor Fund, including, without limitation, the responsibility for filing of regulatory reports, tax returns or other documents with the Securities and Exchange Commission (the “Commission”) or other regulatory authority, the exchange on which the Predecessor Fund’s shares are listed or any state securities commission and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Predecessor Fund or its duly appointed agent.

Section 1.6 Books and Records. The Predecessor Fund shall have arranged for the availability prior to, and the transfer as soon as practicable following, the Closing Date to the Successor Fund, or its designated agent, of the Predecessor Fund’s books and records required to be maintained under the Investment Company Act of 1940 (the “1940 Act”), and the rules and regulations thereunder.

ARTICLE II

VALUATION

Section 2.1 Valuation of Assets. The value of the net assets of the Predecessor Fund shall be the value of its assets, less its liabilities, computed as of the close of regular trading on the New York Stock Exchange on the business day immediately prior to the Closing Date (such time and date being hereinafter called the “Valuation Time”), using the valuation procedures of the Predecessor Fund adopted by the Predecessor Fund Board or such other valuation procedures as shall be mutually agreed upon by the parties (and approved by the Predecessor Fund Board and the Successor Fund Board).

Section 2.2 Valuation of Shares. The net asset value per Successor Fund Share of a particular class shall be the net asset value per common share of the Predecessor Fund of the same class computed as of the Valuation Time, using the valuation procedures of the Predecessor Fund or such other valuation procedures as shall be mutually agreed upon by the parties (and approved by the Predecessor Fund Board and the Successor Fund Board).

Section 2.3 Shares to be Issued. As of the Effective Time, each Predecessor Fund Share of a particular class outstanding immediately prior to the Effective Time shall be converted into one Successor Fund Share of the same class (and each fractional Predecessor Fund Share of a particular class outstanding immediately prior to the Effective Time shall be converted into a corresponding fractional Successor Fund Share of the same class).

ARTICLE III

CLOSINGS AND CLOSING DATE

Section 3.1 Closing Date. The conditions precedent set forth in Articles VI - VIII herein must be satisfied or waived with respect to each Fund in order for the closing of the Merger to take place. The closing of the Merger (the “Closing”) shall occur on [Closing Date] or such later date not to exceed sixty (60) days following the satisfaction or waiver of all Closing conditions, or such other date as the parties may agree (the “Closing Date”). Unless otherwise provided, all acts taking place at a Closing shall be deemed to take place as of 4:30 p.m. Eastern time on the Closing Date. The Closing shall be held at the offices of Sullivan & Cromwell LLP in New York, New York, or at such other time and/or place as the parties may agree.

Section 3.2 Custodian’s Certificate. The Predecessor Fund shall cause its custodian to deliver to the Successor Fund at the Closing a certificate of an authorized officer identifying all of the Predecessor Fund’s portfolio securities, investments, cash, and any other assets as of the Valuation Time and stating that the Predecessor Fund’s portfolio securities, investments, cash, and any other assets shall have been delivered in proper form to constitute good delivery thereof to the Successor Fund’s custodian on behalf of the Successor Fund on the Closing Date.

Section 3.3 Certificates of Transfer Agent.

(a) The Predecessor Fund shall issue and deliver or cause its transfer agent to issue and to deliver to the Successor Fund at the Closing a certificate of an authorized officer setting forth the number of Predecessor Fund Shares outstanding as of the Valuation Time and stating that its records contain the names and addresses of all record holders of Predecessor Fund Shares and the number and percentage ownership of outstanding Predecessor Fund Shares owned by each the Predecessor Fund Stockholder immediately prior to the Closing.

(b) The Successor Fund shall issue and deliver or cause its transfer agent to issue and to deliver to the Predecessor Fund a confirmation evidencing the Successor Fund Shares to be credited on the Closing Date to the Predecessor Fund Stockholders or provide evidence satisfactory to the Predecessor Fund that such Successor Fund Shares have been credited to the account of the Predecessor Fund Stockholders on the books of the Successor Fund.

Section 3.4 Delivery of Additional Items. At the Closing, each party shall deliver to the other parties such bills of sale, checks, assignments, assumptions of liability, share certificates, opinions, receipts and other documents or instruments, if any, as such other parties or their counsel may reasonably request to effect the transactions contemplated by this Agreement. The Predecessor Fund shall, from time to time, as and when reasonably requested by the Successor Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action as the Successor Fund or the Successor Fund may reasonably deem necessary or desirable in order to ultimately vest and confirm the Successor Fund’s title to and possession of all of the assets of the Predecessor Fund and to otherwise carry out the intent and purpose of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations of the Predecessor Fund. The Predecessor Fund represents and warrants with respect to the Merger as follows:

(a) The Predecessor Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland.

(b) The Predecessor Fund is a closed-end management investment company that is regulated as a business development company under the 1940 Act.

(c) The Predecessor Fund is not, and the execution, delivery, and performance of this Agreement (subject to stockholder approval) will not result, in violation of the Predecessor Fund’s charter, bylaws, or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Predecessor Fund is a party or by which it is bound.

(d) There are no contracts outstanding to which the Predecessor Fund is a party that have not been disclosed to the Successor Fund. Except as otherwise disclosed to and accepted by the Successor Fund, the Predecessor Fund has no material contracts or other commitments that will be terminated with liability to it on or before the Closing Date.

(e) No litigation, administrative proceeding, or investigation of or before any court or governmental body presently is pending or, to its knowledge, threatened against the Predecessor Fund or any of its properties or assets, which, if adversely determined, would result in liability on the part of the Predecessor Fund other than as have been disclosed to the Successor Fund. The Predecessor Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

(f) The financial statements of the Predecessor Fund as of December 31, 2025, and for the fiscal year then ended have been prepared in accordance with generally accepted accounting principles and have been audited by independent auditors, and such statements (copies of which have been furnished to the Successor Fund) fairly reflect the financial condition of the Predecessor Fund as of December 31, 2025, and there are no known liabilities, contingent or otherwise, of the Predecessor Fund as of such date that are not disclosed in such statements.

(g) Since the date of the financial statements referred to above, there have been no material adverse changes in the Predecessor Fund’s financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business) and there are no liabilities of a material nature, contingent or otherwise, of the Predecessor Fund arising after such date. Before the Closing Date, the Predecessor Fund will advise the Successor Fund of all material liabilities, contingent or otherwise, incurred by it subsequent to December 31, 2025, whether or not incurred in the ordinary course of business.

(h) As of the date hereof, except as previously disclosed to the Successor Fund, and except as have been corrected as required by applicable law, there have been no material miscalculations of the net asset value of the Predecessor Fund during the twelve-month period preceding the date hereof and preceding the Closing Date, and all such calculations have been or will be made in accordance with the applicable provisions of the 1940 Act.

(i) All federal, state, local and other tax returns and reports of the Predecessor Fund required by law to be filed by it (taking into account permitted extensions for filing) have been timely filed and are complete and correct in all material respects. All federal, state, local and other taxes of the Predecessor Fund required to be paid (whether or not shown on any such return or report) have been paid, or provision shall have been made for the payment thereof and any such unpaid taxes as of the date of the financial statements referred to above, are properly reflected thereon. To the best of the Predecessor Fund’s knowledge, no tax authority is currently auditing or preparing to audit the Predecessor Fund, and no assessment for taxes, interest, additions to tax or penalties has been asserted against the Predecessor Fund.

(j) The authorized capital of the Predecessor Fund consists of 300,000,000 shares of common stock, par value $0.01 per share. All issued and outstanding shares of the Predecessor Fund are duly and validly issued, fully paid and non-assessable by the Predecessor Fund. All of the issued and outstanding shares of the Predecessor Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the Predecessor Fund’s transfer agent as provided in Section 3.3. The Predecessor Fund has no outstanding options, warrants or other rights to subscribe for or purchase any shares of the Predecessor Fund, and has no outstanding securities convertible into shares of the Predecessor Fund.

(k) At the Closing, the Predecessor Fund will have good and marketable title to the Predecessor Fund’s assets held immediately prior to the Effective Time, and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder free and clear of any liens or encumbrances, except those liens and encumbrances to which the Successor Fund has received written notice and have not objected, and the Successor Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933 (the “1933 Act”).

(l) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Predecessor Fund. Subject to approval by its stockholders, this Agreement constitutes a valid and binding obligation of the Predecessor Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights and to general equity principles.

(m) The information to be furnished by the Predecessor Fund for use in no-action letters, applications for orders, registration statements, proxy materials and other documents that may be necessary in connection with the transactions contemplated herein shall be accurate and complete in all material respects and shall comply in all material respects with federal securities laws and other laws and regulations.

(n) Except as previously disclosed to the Successor Fund, the minute books and other similar records of the Predecessor Fund as made available to the Successor Fund prior to the execution of this Agreement contain a true and complete record of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of the Predecessor Fund, the Predecessor Fund Board and committees of the Predecessor Fund Board. The records of the Predecessor Fund contain the names and addresses of all holders of common stock of the Predecessor Fund and the number and percentage ownership of outstanding common stock owned by the Predecessor Fund Stockholders immediately prior to the Closing and such records are accurate as of the Closing.

(o) The Predecessor Fund has maintained, or caused to be maintained on its behalf, all books and records required of a registered investment company in compliance with the requirements of Section 31 of the 1940 Act and rules thereunder.

(p) From the effective date of the Registration Statement (as defined in Section 5.5) through the time of the meeting of stockholders and on the Closing Date, any written information furnished by the Predecessor Fund with respect to the Predecessor Fund for use in the Registration Statement, and any supplement or amendment thereto or to the documents included or incorporated by reference therein, any Proxy Materials (as defined in Section 5.5) or any other materials provided in connection with the Merger, does not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which such statements were made, not misleading.

(q) The Predecessor Fund has complied, and is in compliance, in all material respects, with its investment policies and restrictions currently in effect.

(r) No consent, approval, authorization, or order of any court or, governmental authority is required for the consummation by the Predecessor Fund of the transactions contemplated herein, except such as have been or will be obtained.

(s) For each taxable year of its operations, the Predecessor Fund has had in effect an election to qualify, and has qualified as a “regulated investment company” under the Code (a “RIC”).

Section 4.2 Representations of the Successor Fund. The Successor Fund represents and warrants as follows:

(a) The Successor Fund is a statutory trust duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) The Successor Fund is a closed-end management investment company that is regulated as a business development company under the 1940 Act.

(c) The Successor Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Successor Fund’s Declaration of Trust or Bylaws, or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Successor Fund is a party or by which it is bound.

(d) There are no contracts outstanding to which the Successor Fund is a party that have not been disclosed to the Predecessor Fund. Except as otherwise disclosed to and accepted by the Predecessor Fund, the Successor Fund has no material contracts or other commitments that will be terminated with liability to it on or before the Closing Date.

(e) No litigation, administrative proceeding or investigation of or before any court or governmental body presently is pending or, to its knowledge, threatened against the Successor Fund or any of its properties or assets, which, if adversely determined, would result in liability on the part of the Successor Fund, other than as have been disclosed to the Predecessor Fund. The Successor Fund knows of no facts that might form the basis for the institution of such proceedings and it is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

(f) The authorized capital of the Successor Fund consists of an unlimited number of shares of beneficial interest, par value $0.001 per share, including Class I, Class S and Class D shares of beneficial interest. The Successor Fund has no outstanding shares as of the date hereof and will have one outstanding Class I share of beneficial interest as of the Closing. The Successor Fund has no outstanding options, warrants, or other rights to subscribe for or purchase any shares of the Successor Fund or securities convertible into shares of the Successor Fund.

(g) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Successor Fund. This Agreement constitutes a valid and binding obligation of the Successor Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights and to general equity principles.

(h) The Successor Fund Shares to be issued and delivered pursuant to the terms of this Agreement will, at the Closing, have been duly authorized. When so issued and delivered, such Successor Fund Shares will be duly and validly issued shares of the Successor Fund, and will be fully paid and non-assessable by the Successor Fund.

(i) The information to be furnished by the Successor Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated herein shall be accurate and complete in all material respects and shall comply in all material respects with federal securities laws and other laws and regulations.

(j) From the effective date of the Registration Statement (as defined in Section 5.5) through the time of the meeting of shareholders and on the Closing Date, any written information furnished by the Successor Fund with respect to the Successor Fund for use in the Registration Statement, and any supplement or amendment thereto or to the documents included or incorporated by reference therein, any Proxy Materials (as defined in Section 5.5) or any other materials provided in connection with the Merger, does not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which such statements were made, not misleading.

(k) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Successor Fund or the Successor Fund of the transactions contemplated herein, except such as have been or will be obtained.

(l) The Successor Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and any state securities laws as it may deem appropriate in order to consummate the transactions hereunder.

(m) The Successor Fund has no assets, and will have no assets as of the Closing Date other than as necessary to issue one share to the initial shareholder, and has engaged in no activities other than as necessary to consummate the transactions hereunder.

ARTICLE V

COVENANTS OF THE FUNDS

Section 5.1 Operation in Ordinary Course. Subject to Section 8.5 the Predecessor Fund will operate its business in the ordinary course from the date of this Agreement through the Closing, it being understood that such ordinary course of business will include customary dividends and distributions, and any other distribution necessary or desirable to avoid federal income or excise taxes.

Section 5.2 Approval of Stockholders. The Predecessor Fund will call a meeting of its stockholders to consider and act upon this Agreement and to take all other appropriate action necessary to obtain approval of the transactions contemplated herein.

Section 5.3 Additional Information. The Predecessor Fund will assist the Successor Fund in obtaining such information as the Successor Fund reasonably requests concerning the beneficial ownership of the Predecessor Fund’s shares.

Section 5.4 Further Action. Subject to the provisions of this Agreement, each Fund will take or cause to be taken all action and do or cause to be done all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

Section 5.5 Preparation of Registration Statement and Proxy Materials. The Funds will prepare and file with the Commission a registration statement on Form N-14 relating to the Successor Fund Shares to be issued to holders of Predecessor Fund Shares (the “Registration Statement”). The Registration Statement shall include a proxy statement of the Predecessor Fund and a prospectus of the Successor Fund relating to the transactions contemplated by this Agreement. The Registration Statement shall be in compliance with the 1933 Act, the Securities Exchange Act of 1934 and the 1940 Act, as applicable. Each party will provide the other party with the materials and information necessary to prepare the Registration Statement, including the proxy statement and related materials (the “Proxy Materials”) for inclusion therein, in connection with the meetings of the Predecessor Fund stockholders to consider the approval of this Agreement and the transactions contemplated herein.

Section 5.6 Tax Status of Reorganization. The intention of the parties is that the Merger will qualify as a “reorganization” described in Section 368(a)(1)(F) of the Code. Neither the Predecessor Fund nor the Successor Fund shall take any action, or cause any action to be taken (including, without limitation, the filing of any tax return), that is inconsistent with such treatment or that results in the failure of the transaction to qualify as a “reorganization” described in Section 368(a)(1)(F) of the Code. At or prior to the Closing, the parties to this Agreement will take such action, or cause such action to be taken, as is reasonably necessary to enable counsel to render the tax opinion contemplated in Section 8.7.

ARTICLE VI

CONDITION PRECEDENT TO OBLIGATIONS OF THE PREDECESSOR FUND

The obligation of the Predecessor Fund to consummate the transactions provided for herein shall be subject to the fulfillment or waiver of the following condition:

Section 6.1 Representations and Warranties. All representations and warranties of the Successor Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing, with the same force and effect as if made on and as of the Closing. The Successor Fund shall have delivered to the Predecessor Fund a certificate executed in the Successor Fund’s name by the Successor Fund’s

[(i) President or Vice President and (ii) Treasurer], in form and substance satisfactory to the Predecessor Fund and dated as of the Closing Date, to such effect and as to such other matters as the Predecessor Fund shall reasonably request.

Section 6.2 Performance with Terms. The Successor Fund shall have performed and complied in all material respects with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF

THE SUCCESSOR FUND

The obligations of the Successor Fund to consummate the transactions provided for herein shall be subject to the fulfillment or waiver of the following conditions:

Section 7.1 Representations and Warranties. All representations and warranties of the Predecessor Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing, with the same force and effect as if made on and as of the Closing. The Predecessor Fund shall have delivered to the Successor Fund on the Closing Date a certificate executed in the Predecessor Fund’s name by the Predecessor Fund’s [(i) President or Vice President and (ii) Treasurer], in form and substance satisfactory to the Successor Fund and dated as of the Closing Date, to such effect and as to such other matters as the Successor Fund shall reasonably request.

Section 7.2 Terms and Conditions. The Predecessor Fund shall have performed and complied in all material respects with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

Section 7.3 Statement of Assets and Liabilities. The Predecessor Fund shall have delivered to the Successor Fund a statement of the Predecessor Fund’s assets and liabilities, together with a list of the Predecessor Fund’s portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing, certified by the [Treasurer] of the Predecessor Fund.

Section 7.4 Records. The Predecessor Fund shall have delivered such records, agreements, certificates, instruments and such other documents as the Successor Fund shall reasonably request.

Section 7.5 Contracts. All contracts of the Predecessor Fund set forth on Schedule 7.5 will be terminated with respect to the Predecessor Fund as of the Closing.

ARTICLE VIII

FURTHER CONDITIONS PRECEDENT

The obligations of the Funds to consummate the transactions under this Agreement are subject to the fulfillment (or waiver by the affected parties) of the following conditions precedent:

Section 8.1 Stockholder Approval. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding Predecessor Fund Shares in accordance with applicable law and the provisions of the Predecessor Fund’s charter and bylaws. Notwithstanding anything herein to the contrary, none of the parties may waive the condition set forth in this Section 8.1.

Section 8.2 No Commission Report. The Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, or instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act. Furthermore, no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with this Agreement or the transactions contemplated herein.

Section 8.3 Consents. All required consents of other parties and all other consents, orders, and permits of federal, state and local regulatory authorities (including those of the Commission and of state securities authorities, including any necessary “no-action” positions and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated herein shall have been obtained.

Section 8.4 Registration Statement. The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued. To the best knowledge of the parties to this Agreement, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

Section 8.5 Opinion to Predecessor Fund. The Predecessor Fund shall have received on the Closing Date an opinion from Delaware counsel reasonably acceptable to the Predecessor Fund dated as of the Closing Date, substantially to the effect that:

(a) The Successor Fund is duly formed and is validly existing and in good standing under the DSTA.

(b) Assuming that the Successor Fund Shares will be issued in accordance with the terms of this Agreement, the Successor Fund Shares to be issued and delivered to the Predecessor Fund Stockholders as provided by this Agreement are duly authorized by all requisite statutory trust action on the part of the Successor Fund under the DSTA and validly issued and fully paid and nonassessable.

(c) The execution and delivery of this Agreement by the Successor Fund did not, and the consummation by the Successor Fund of the transactions contemplated herein will not, violate the Successor Fund’s Declaration of Trust or Bylaws.

Section 8.6 Opinion to Successor Fund. The Successor Fund shall have received on the Closing Date an opinion from Maryland counsel reasonably acceptable to the Successor Fund dated as of the Closing Date, substantially to the effect that:

(a) The Predecessor Fund is duly formed and is validly existing and in good standing under the laws of the State of Maryland.

(b) The execution and delivery of this Agreement by the Predecessor Fund did not, and the consummation by the Predecessor Fund of the transactions contemplated herein will not, violate the Predecessor Fund’s charter or bylaws (assuming the requisite approval of the Predecessor Fund’s stockholders has been obtained in accordance with its charter and bylaws).

Section 8.7 Tax Opinion. With respect to the Merger, the Funds shall have received on the Closing Date an opinion of Sullivan & Cromwell LLP addressed to the Successor Fund and the Predecessor Fund substantially to the effect that for federal income tax purposes the merger of the Predecessor Fund with and into the Successor Fund will constitute a “reorganization” described in Section 368(a) of the Code.

ARTICLE IX

EXPENSES

Section 9.1 General. All expenses incurred in connection with the Merger (whether or not the Merger is consummated) will be borne by the Adviser.

Section 9.2 No Fees. Each party represents and warrants to the other parties that there is no person or entity entitled to receive any broker’s fees or similar fees or commission payments in connection with structuring the transactions provided for herein.

Section 9.3 Taxes. Notwithstanding the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by another party of such expenses would result in the disqualification of the Predecessor Fund or the Successor Fund, as the case may be, as a RIC under the Code.

ARTICLE X

ENTIRE AGREEMENT

Section 10.1 The parties agree that no party has made to any other party any representation, warranty and/or covenant not set forth herein, and that this Agreement constitutes the entire agreement between and among the parties.

ARTICLE XI

TERMINATION

Section 11.1 Process. This Agreement may be terminated by the mutual agreement of the parties and such termination may be effected by each Fund’s Chief Executive Officer, President or any Vice President without further action by the Successor Fund Board or the Predecessor Fund Board. In addition, this Agreement may be terminated at or before the Closing Date due to:

(a) a breach by the non-terminating party of any representation, or warranty, or agreement to be performed at or before the Closing, if not cured within 30 days of the breach and prior to the Closing;

(b) a condition precedent to the obligations of the terminating party that has not been met or waived and it reasonably appears that it will not or cannot be met; or

(c) a determination by the Successor Fund Board or the Predecessor Fund Board that the consummation of the transactions contemplated herein is not in the best interests of its respective Fund involved in the transactions contemplated by this Agreement.

Section 11.2 Liability. In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of the Successor Fund Board, the Predecessor Fund Board, the Predecessor Fund, the Successor Fund, the adviser to the Successor Fund or the Predecessor Fund, or any officers of such Funds or the Successor Fund or such advisers.

ARTICLE XII

AMENDMENTS

Section 12.1 This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the officers of each Fund subject to the prior review of each Fund’s counsel and the authorization of the Predecessor Fund’s Board of Directors and the Successor Fund’s Board of Trustees; provided, however, that following the meeting of the stockholders of the Predecessor Fund called by the Predecessor Fund pursuant to Section 5.2 of this Agreement, no such amendment, modification or supplement may have the effect of changing the provisions for determining the number of Successor Fund Shares to be issued to the Predecessor Fund Stockholders under this Agreement to the detriment of such stockholders without their further approval.

ARTICLE XIII

HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;

LIMITATION OF LIABILITY

Section 13.1 Headings. The article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 13.2 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Section 13.3 Delaware Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

Section 13.4 Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, and no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

Section 13.5 Liabilities. Neither Fund shall have any liability for the obligations of the other Fund, and the liabilities of each Fund shall be several and not joint.

IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

CARLYLE CREDIT SOLUTIONS, INC.

By:	[Authorized Signatory]
Name: [Name]
Title: [Title]

NEW CARLYLE CREDIT SOLUTIONS

By:	[Authorized Signatory]
Name: [Name]
Title: [Title]

CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C.

By:	[Authorized Signatory]
Name: [Name]
Title: [Title]

PART C: OTHER INFORMATION

ITEM 15.	Indemnification

Reference is made to the indemnification provisions of the Registrant’s Certificate of Trust, Amended and Restated Agreement and Declaration of Trust and Bylaws, copies of which are filed as Exhibit (1)(a), Exhibit (1)(b) and Exhibit (2) hereto and incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Fund’s organizational documents or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.	Exhibits

Exhibit No.	Description of Exhibit

(1)(a)	Certificate of Trust of the Registrant(*)

(1)(b)	Agreement and Declaration of Trust of the Registrant(*)

(2)	Bylaws of the Registrant(*)

(3)	Not applicable

(4)	Agreement and Plan of Reorganization is filed as Appendix A to the Joint Proxy Statement/Prospectus constituting Part A of the Registration Statement

(5)	Not applicable

(6)(a)	Form of Investment Advisory Agreement between the Registrant and Carlyle Global Credit Investment Management L.L.C.(*)

(7)	Not applicable

(8)	Not applicable

(9)	Form of Custodian Agreement between Registrant and State Street Bank and Trust Company(*)

(10)	Form of Distribution and Servicing Plan(*)

(11)	Opinion and Consent of Sullivan & Cromwell LLP(*)

(12)	Tax opinion of Sullivan & Cromwell LLP(*)

(13)	Form of Administration Agreement between the Registrant and Carlyle Global Credit Administration L.L.C.(*)

(14)	Consent of the Independent Registered Public Accounting Firm for the Registrant and Carlyle Credit Solutions, Inc.(*)

(15)	Not applicable

(16)	Power of Attorney(*)

(17)	Form of Proxy Card for Carlyle Credit Solutions, Inc.(*)

(18)	Calculation of Filing Fee Tables(*)

(*)	To be filed by subsequent amendment

ITEM 17.	Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEW CARLYLE CREDIT SOLUTIONS

Dated: [●], 2026	By
Alex Chi
Trustee and Chief Executive Officer (principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: [●], 2026	By
Alex Chi
Trustee and Chief Executive Officer (principal executive officer)

Dated: [●], 2026	By
Thomas M. Hennigan
Trustee, President and Chief Financial Officer (principal financial officer)

Dated: [●], 2026	By
Nelson Joseph
Principal Accounting Officer

Dated: [●], 2026	By
Nigel D.T. Andrews
Trustee

Dated: [●], 2026	By
Leslie E. Bradford
Trustee

Dated: [●], 2026	By
John G. Nestor
Trustee

Dated: [●], 2026	By
Linda Pace
Trustee and Chair of the Board

Dated: [●], 2026	By
William H. Wright II
Trustee